SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 25, 2013
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Financial Statements as of and for the Years Ended December 31, 2012 and 2011

Companhia de Saneamento Básico do Estado de São Paulo -
SABESP

Table of Contents

Management Report			3
Independent Auditor’s Report			53
Balance Sheets			56
Income Statements			58
Statements of Comprehensive Income			59
Statements of Changes in Equity			60
Statements of Cash Flows			61
Statements of Value Added			63
Notes to the Financial Statements			65
1	.	General information
2	.	Basis for preparation and presentation of financial statements
3	.	Summary of significant accounting policies
4	.	Changes in accounting practices and disclosures
5	.	Critical accounting estimates and judgments
6	.	Cash and cash equivalents
7	.	Restricted cash
8	.	Trade receivables
9	.	Related-party transactions
10	.	Indemnities receivable
11	.	Intangible assets
12	.	Property, plant and equipment
13	.	Loans and financing
14	.	Taxes and contributions
15	.	Deferred taxes and contributions
16	.	Provisions
17	.	Employee benefits
18	.	Services payable
19	.	Equity
20	.	Earnings per share
21	.	Segment information
22	.	Revenues by region
23	.	Operating costs and expenses
24	.	Financial income and expenses
25	.	Other operating income (expense), net
26	.	Commitments
27	.	Additional cash flow information
28	.	Events after the reporting period
Executive Officers’ Statements			178
Fiscal Council’s Report			180
Audit Committee Report			181
Capital Budget			182

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

MESSAGE FROM THE CEO

In 2012, the tax relief was the mark of the economic policy to stimulate Brazil’s growth. Even though it was highly expected by the sector, the benefit did not reach the sanitation industry, which would have allowed for Sabesp to expand its investments. Our management’s constant striving for improvement enabled investments of R$2.5 billion. Our profit was R$1.9 billion, 56.3% higher than in the previous year. We also paid R$654 million in PIS/Cofins tax.

Our performance in the stock market was also vigorous, making Sabesp’s market cap increase 67% to R$ 19.8 billion this year. Our stock posted the third highest appreciation of the Ibovespa. In the U.S. market, the company’s ADRs gained 50.2%, while the Dow Jones index rose 7.3%. We also had the privilege to celebrate the tenth anniversary of our listing in the Novo Mercado of the BM&FBovespa and on the New York Stock Exchange.

Our operating performance is also worthy of note. We recorded 240,000 new water supply connections, the highest result since 2000. Because we operate in a region where water resources are scarce, we seek new springs to ensure the water supply to 27.7 million customers. We met the commitment of publishing the invitation to bid for the implementation of the São Lourenço production system. Once completed, it will integrate the water supply system of the metropolitan region of São Paulo, where 20 million people live.

Because we already get water to supply the metropolis 80 km away from the city, this year we put into operation one of our strategies to face the effects climate change may have upon the sanitation industry. We have opened the Aquapolo Ambiental water reuse program to supply the Capuava Petrochemical Complex of Mauá, located in São Paulo’s ABC region. Sabesp increased by 13 times its water reuse production with this project.

Loss reduction is another focus of action for us to face the low water resources availability. Our Corporate Program for the Reduction of Water Loss received an unprecedented funding of R$710 million in February 2012 from the Japanese government. Even though we have not reached the expected loss ratio, starting in the second half of 2013, this loan will allow for us to expand our services and seek greater efficiency, in addition to strengthening our actions to prevent losses.

Regarding our sewage operations, in 2012 we had the second best result since 1998 for new sewage connections, and reached the mark of 77% of collected sewage treated. We delivered 23 new sewage treatment stations and started building 38 other stations, which has made our plan for universal access to sanitation services in the inland of the state before 2014 more and more visible.

All our achievements in 2012 allow for us to reaffirm, each year, our commitment to provide universal access to sanitation services before the end of this decade in common areas where we operate, having sustainability and environment preservation as our rules for everyday operations.

Dilma Pena
CEO of Sabesp

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

PROFILE

Sabesp was founded in 1973, from the merger of several companies and under the guidelines of the National Sanitation Plan (Planasa). A publicly-held and mixed-capital company, its majority shareholder is the São Paulo State Government, and it is regulated by the principles of both public and private law.

We are the largest sanitation company of the Americas and the world’s fifth largest company in terms of population served, according to the 14th edition (2012-2013) of the Pinsent Masons Water Yearbook. We supply water to 27.7 million people (24.2 million directly and 3.5 million in the wholesale basis market), and collect sewage generated by 21 million people. This means that Sabesp provides its services to approximately 67% of the urban population of the State of São Paulo.

Our business structure is divided into five executive boards, in addition to the CEO, two of which are related to operations, accommodating 17 business units distributed throughout the State of São Paulo. We operate 214 water treatment stations and 502 sewage treatment stations. Our water distribution network is 67.6 thousand kilometer long, and our sewage network, 45.8 thousand kilometer long. Today we have 15,019 employees, whose production, measured as connections per employee, and has grown 67% for the past ten years.

The company has operations in 363 municipalities of the State of São Paulo, 193 of which are fully covered for water supply and sanitation services. We also sell water in the wholesale basis market to six municipalities located in the metropolitan region of São Paulo, five of which also use our sewage treatment services.

In three other municipalities, Sabesp provides water supply and sanitation services through partnerships with companies: Águas de Castilho S.A., Águas de Andradina S.A. and Saneaqua Mairinque S.A.. In the city of Mogi Mirim (SP), also through a partnership, with SESAMM –Serviços de Saneamento de Mogi Mirim S.A., we are responsible for the modernization, implementation and management of sewage treatment system.

In a partnership with companies, Sabesp created the Aquapolo Ambiental water reuse project, which started operating in 2012 to produce, supply and sell reused water for the Capuava Petrochemical Complex; and Attend Ambiental, whose purpose is to implement and operate a non-residential effluent pre-treatment and sludge conditioning station in the metropolitan region of São Paulo, among other activities, and it is expected to start operating in September 2013.

We have operations in consulting services on water rational use, business and operating management in Panamá and Honduras and in state sanitation concessionaires in Alagoas (Casal) and Espírito Santo (Cesan), promoting technology interchange in the industry.

We are also allowed to operate in the drainage and city cleaning segments, handling of solid waste, selling energy and executing other services, supplying products and obtaining benefits and rights that directly or indirectly derive from its assets, operations and activities, in Brazil and overseas.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Our shares – all common shares – are listed on the Securities, Commodities and Futures Exchange of São Paulo (BM&FBovespa) under ticker code SBSP3, and on the New York Stock Exchange (NYSE), as American Depositary Receipts (Level 3 ADR), under ticker code SBS.

TABLE OF INDICATORS

Indicators	Unit	2012	2011	2010	2009	2008
Service
Water service indexes	Tendency to universalization (1)
Sewage collection service indexes	%	83	82	81	80	79
Collected sewage treatment indexes(2)%		77	76	75	74	72
Resident population serviced with water supply	thousand inhabitants	24,249	23,911	23,625	23,363	23,162
Resident population serviced with sewage collection	thousand inhabitants	20,992	20,498	20,024	19,600	19,198
Operational
Water connections	thousand units	7,679	7,481	7,295	7,118	6,945
Sewage connections	thousand units	6,128	5,921	5,718	5,520	5,336
Water losses	%	25.7	25.6	26.0	26.0	27.9
Volume of water produced	million m³	3,059	2,992	2,952	2,845	2,853
Volume of water billed at wholesale	million m³	298	297	293	288	285
Volume of water billed at retail	million m³	1,796	1,747	1,699	1,630	1,596
Volume of sewage billed	million m³	1,535	1,486	1,434	1,373	1,330
Headcount (3)	employees	15,019	14,896	15,330	15,103	16,649
Operational productivity	connec/empl	919	900	849	837	738
Financial(4)
Net revenue	R$ million	10,754.4	9,941.6	9,231.0	8,579.5	7,809.3
Adjusted EBITDA(5)	R$ million	3,605.2	3,213.3	3,222.5	2,727.0	2,865.0
Adjusted EBITDA Margin	%	33.5	32.3	34.9	31.8	36.7
Adjusted EBITDA Margin, excluding construction revenue and cost	%	42.9	41.1	44.7	41.2	46.3
Results (profit/loss)	R$ million	1,911.9	1,223.4	1,630.4	1,507.7	862.9
(1) 99% or more
(2) Due to methodological reasons, it considers a variation margin of approximately 2 percentage points
(3) Number of the Company's employees, excluding those assigned to other agencies
(4) Consolidated
(5) Earnings before interest, taxes, depreciation and amortization

STRATEGY AND PERSPECTIVES FOR THE FUTURE

At the same time Sabesp executes its main purpose—provide universal access to basic sanitation services in the State of São Paulo—it also participates in important state programs to promote quality of life and preserve the environment, in addition to developing and executing programs to control losses, promote the rational use and reuse of water, and stimulate the technological production for the efficient expansion of services, aiming reasonable tariffs and the appropriation of social gains.

We provide services having in mind the technical and operational peculiarities of each region, and social responsibility permeates all our actions, through our respect for the local characteristics and the engagement of our stakeholders, strongly contributing to shaping the citizen of the future.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Preserving the environment is part of our daily routine, and the reason why we seek to improve our operation’s controls and mitigate the impacts caused by our businesses. We understand that the implementation of educational actions raise awareness about the need to protect the nature.

SUMMARY OF TARGETS

The Company achieved five of the seven performance targets defined in 2012 that guided the concession of salary benefits established in the Profit Sharing Plan (PPR).

Water supply was maintained in a level we may consider as being universalized in our marketplace.

New connections of this service followed the vegetative growth of the areas covered by the company and business, and reached, in 2012, the largest record since 2000.

The sewage collection and treatment continue growing as projected. It is worth mentioning that in 2012, we achieved the second best results since 1998 in relation to the number of new sewage connections, and reached the mark of 77% of treatment of sewage collected.

We have met an important goal—publishing the international invitation to bid for contracting a public-private partnership (PPP) for the implementation of the São Lourenço Production System. The new system will increase water supply in the metropolitan region of São Paulo and ensure safe supply. Another highlight was that we performed better than we had expected with regard to the Adjusted EBITDA margin, which reached 33.5%.

Our loss ratio target was not met. Our ratio is at 25.7%, but we wanted to reach 25.2%. In 2013, however, with the beginning of investments made with the R$710 million loan obtained from the Japan International Cooperation Agency (Jica), we believe our indicators will improve. The Company could not keep the level of customer’s satisfaction at 92% either, even though we were only three points below our target.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Summary of Targets

Indicators			Unit		Target Accomplished
Adjusted EBITDA Margin(1)%					32.4	33.6
Customer satisfaction index			%		92	89
Number of new water connections			thousand units		175	212.8
Number of new sewage connections			thousand units		217	240.7
Water billing loss index			%		25.2	25.7
Collected sewage treatment index			%		77	77
São Lourenço production system (publish invitation to bid)			units		Publish Invitation to Bid	Published on 11/8/2012
(1) Earnings before interest, taxes, depreciation and amortization

2012 Realized and Targets 2012-2020 (1)

	Accomplished
	2012	2012	2013	2014	2015	2016	2020
Water supply		Tendency to universalization (2)

Sewage collection (%)	83	83	84	85	86	87	95

Collected sewage treatment (%)	77	77	78	80	82	86	95

New water connections (thousand)	212.8	175	175	176	177	172	644(3)

New sewage connections (thousand)	240.7	217	217	242	246	243	928(3)

Water losses (%)	25.7	25.2	25.2	23.4	22.7	21.9	19.0
(1) Targets of the 2012/2013 profit sharing plan
(2) 99% or more
(3) Accumulated 2017/2020 target

WATER SUPPLY SECURED IN AN ENVIRONMENT OF SCARCITY

In 2012, we maintained our pace in the expansion of water supply services. A total of 212.8 thousand new connections were made. With this expansion, we maintained the universal access to water supply in the legal areas of the municipalities where we operate and managed to keep in line with the vegetative growth.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

The Metropolitan Water Program, which eliminated the water rationing in 1998, continued to progress, with investments estimated at R$2.7 billion. A total of R$1.3 billion has been invested up to 2012, R$95.2 million of which in 2012 alone. Our total capacity in the metropolitan region of São Paulo is currently at 2.0 million m3. The project is under revision to meet the future demand up to the end of the decade.

In November 2012 we published the invitation to bid for the implementation of the São Lourenço Production System (SPSL). Once completed, this system will increase the water supply in the metropolitan region of São Paulo by 4.7 m3/s. Investments in this project will be made through a public-private partnership (PPP). The bidding is currently in progress. Nearly 1.5 million people will directly benefit from the new system, which may indirectly reach the whole population served by the company in the metropolis, since the water supply in the metropolitan region of São Paulo is integrated. This system was designed to meet sustainability principles with greater efficiency and economy in the consumption of energy, and to reduce environmental impact.

In Santos coast region, Sabesp started in 2012 the operation of the new Jurubatuba water treatment station (ETA) of Guarujá, and the Mambú-Branco production system installed in Itanhaém. Together, they have capacity to treat 3.6 thousand liters of water per second. These two projects are included in the “Água no Litoral” (Water on Coast) program, which has already invested R$569.1 million of a total estimated amount of R$1.1 billion.

In addition to the metropolitan region of São Paulo and Santos coast region, in 2012 we solved critical water supply problems in several municipalities in the inland of the state. Focusing mainly on highly socially vulnerable regions located in areas that are far from the major cities of the inland of the state, Sabesp started the construction works of the “Água é Vida” (Water is Life) program. Introduced in late 2011, its purpose is to take water supply and sanitation services to 41 areas in the regions of Alto Paranapanema and Vale do Ribeira. The first actions were executed in 2012, and included the drilling of wells that will supply 12 communities with water by the end of 2013.

Sabesp has also developed actions and technologies to increase the reuse of effluents generated from sewage treatment for industrial purposes, equipment refrigeration and other applications for non-potable water.

In this regard, one of the major achievements of the company in 2012 was the start-up of the Aquapolo Ambiental water reuse project, a partnership between Sabesp and Foz do Brasil (Odebrecht Group) to supply the Capuava Petrochemical Complex in the ABC region in São Paulo. It is the largest water reuse plant in Brazil and one of the five-largest in the world. Its full production capacity will be reached in 2016, with the processing of one thousand liters per second, a volume that is enough to supply 300,000 people, further delaying the exploration of new springs and the already limited sources of water. Water is used basically to produce steam for power generation and in refrigeration towers. In 2012, the project won the Brazilian Water Agency award in the “Company” category, for the intelligent use of water resources.

With Aquapolo, Sabesp expanded its water reuse production by 13 times. Today, we have capacity to supply 395,000 m³/month. Also in 2012, we started the conception study to implement a reuse

Companhia de Saneamento Básico do Estado de São Paulo -SABESP water treatment station at the sewage treatment station (ETE) of Parque Novo Mundo, with the purpose of supplying reused water to textile companies.

In addition to investing in water reuse, we also have actions to raise customer awareness about consumption. One of the actions is Pura (Water Rational Use Program), whose goal is to reduce water use in government buildings. Nearly 2,400 buildings were targeted for actions involving both awareness and the replacement of equipment. With the resources saved, we managed to maintain water volume sufficient to supply approximately 26,000 people without the need of using new springs.

Another initiative to ensure supply is the Corporate Program for the Water Loss Reduction.

Introduced in 2009, the program received investments of R$328 million in 2012, and should receive R$ 4.5 billion in investments from 2013 to the end of the decade, including resources of the Japan International Cooperation Agency (Jica), the Brazilian Federal Savings Bank (Caixa Econômica Federal), and the Brazilian Development Bank (BNDES), in addition to the company’s own resources.

Our billing loss ratio is currently at 25.7%. The target for 2012 was 25.2%, but it was not met especially due to the following factors, among others: i) contractual issues in the actions to prevent losses developed in the Santos coast region; ii) difficulty to replace pipes, especially in densely urbanized areas; and iii) reduced uncertainty of macro-metered volumes with the installation, in January 2012, of macro-meters at the exit of the Guaraú Water Treatment Station.

The company’s long-term goal for the program has been revised, and we expect to reduce the billing loss to 19% up to the end of this decade with the beginning of the execution of commercial and water network maintenance services deriving from the agreement signed with Jica in 2012. We have already invested R$ 1 billion in the program.

EXPANSION OF SEWAGE NETWORK AND RECOVERY OF WATER RESOURCES

Aware of its responsibilities regarding the improvement of the life conditions of the population in the state of São Paulo and the preservation of the environment, Sabesp has been implementing structured actions to ensure universal access to basic sanitation in the area where it operates up to the end of the decade.

Today, 193 municipalities are fully covered by our water supply, and sewage collection and treatment in the State of São Paulo. Of those, 47 received universal access in 2012. In 2012, we completed the construction of 23 sewage treatment stations, and made 240.7 thousand new connections. With that result, the sewage collection coverage ratio in our area of operation increased to 83%, and the ratio of treated collected sewage reached 77%. 38 other sewage treatment stations are being built in the inland of the state of São Paulo, and are expected to be completed this year and next year.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Our 2013-2020 business plan provides for 1.9 million new sewage connections. Sabesp will invest R$4.1 billion between 2013 and 2015 in the expansion of its sewage collection and treatment system. We have also participated in the program introduced in 2011 by the São Paulo State Government to subsidize, mostly with state Treasury resources, intra-domicile works so that low-income households are able to connect their houses to the public sewage network: the “Pró-Conexão” (Pro-Connection) program.

Tietê Project is still the company’s key initiative for the expansion of its sewage system and improvement of bodies of water. We are currently executing the third stage of the construction works, with the purpose of raising the sewage collection coverage ratio in the municipalities of the metropolitan region of São Paulo where Sabesp operates from the current 84% to 87%, and the percentage of sewage collected from 70% to 84%.

Investments in this stage will reach R$2 billion, and rely on resources from the Inter-American Development Bank (IDB), the Brazilian Federal Savings Bank (Caixa Econômica Federal), and Brazilian Development Bank (BNDES). Up to 2016, when the current stage will be completed, more than 1.5 million people will have access to sewage collection, and 3 million inhabitants will be added to the sewage treatment services.

Sabesp has invested R$698 million in the third stage, R$328 of which in 2012. The beginning of the implementation of the 2.2 km Pinheiros interceptor stands out among the works of Tietê Project completed in 2012. That interceptor will complete the structure for the intercepting and moving away the sewage generated in the regions on the margins of the Pinheiros River. The whole extension of the river, on both sides, will have appropriate piping to send the effluents to be treated at the sewage treatment station of Barueri, approximately 60 km away from the river.

The Company is structuring the fourth and last phases of Tietê Project, with execution estimated to be carried out between 2014 and 2018 and investments estimated at US$2 billion.

In the municipality of São Paulo, sewage expansion and water resources recovery actions are supplemented by the “Córrego Limpo” program (Clean Stream). This is an initiative carried out together with the capital city government, involving operational and financial resources, to recover bodies of water, prevent the clandestine discharge of sewage in these waters, remove people who live on the riverside and prevent the margins from being irregularly inhabited again, and resettle these families in new homes built in more appropriate places.

The program has been in place since 2007 and in December last year it reached the mark of 116 depolluted streams. The estimate for the third stage of the works was to clean 45 streams in the capital city last year, 19 of which were cleaned up to December, and 33 will be depolluted in the first half of 2013, benefiting a total of 390,000 people in this stage. The total amount invested in this program up to 2012 reached approximately R$710.3 million, R$109.6 million of which are Sabesp’s resources.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

To recover the quality of the waters in the springs of the Billings and Guarapiranga reservoirs, areas that are very important for the company’s activities, one of our structuring programs, called “Vida Nova/Mananciais” (New Life/Springs), provides for interventions in 43 shantytowns and precarious lots of land located at the two sub-basins, benefiting 58,000 households up to 2015. The company contributes with R$355 million to the program, which estimates total investments of R$1.3 billion, with funds also from the federal, state, municipal governments, Housing and Urban Development Company and the World Bank. In 2012, R$37.3 million were invested out of the total R$81.7 million already invested in this program.

The preservation of the Guarapiranga reservoir’s waters was strengthened with the actions of the “Nossa Guarapiranga” (Our Guarapiranga) Program. Promoted by Sabesp, the program became fully operational in 2012. It now has ten boats to collect the dirt retained in 11 eco-barriers and one boat to take the dirt collected to regular landfills. Throughout 2012, approximately 4.4 thousand cubic meters of residues that would have otherwise ended up in the reservoir were retained in these eco-barriers. A total of R$12.2 million have been invested.

The Onda Limpa (Clean Wave) program in the Santos coast region and the northern coast of the state of São Paulo aims at providing universal access to the services up to 2016. Started in 2007, the works in the Santos coast region have already raised the percentage of sewage collected in the region from 53% to 71%, and the percentage of sewage treated from 96% to 100%, With resources from the Jica and BNDES, approximately R$1.7 billion have been invested in the program, R$135.7 of which in 2012.

Since 2011, when the main works for the collection and treatment system were completed, the company has focused on expanding the number of homes in the Santos coast region that are connected to the public sewage network. Of a total of 123,000 connections estimated in the program, 79,000 have been carried out, including 15,800 in 2012. Sabesp is currently preparing the second stage of the program, to be executed between 2015 and 2020, to provide universal access to sanitation services in the region.

The Onda Limpa program is developed in the north coast, where the target is to increase the sewage collection and treatment ratios to 85% up to 2016—the ratios were 36% in 2008, and are currently at 50%—and cover 600,000 people, including residents and tourists. Total investment in the program will be of approximately R$ 500 million up to 2018. A total of R$ 125.9 million has already been invested (R$24.3 million in 2012), including Sabesp’s funds, and resources from BNDES, FGTS, and the Brazilian Savings Bank (CEF).

The São Paulo State Government introduced, in late 2011, the “Pró-Conexão” program (Pro-Connection), whose goal is to connect, in eight years, 192,000 homes of families with income of up to three minimum wages to Sabesp’s sewage collection system. In this program, the interconnection installation costs are fully paid by the government (80%) and by Sabesp (20%). A total of R$349.5 million will be invested in the period. In the first year, the program executed nearly 700 connections, in relevant areas for the preservation of our springs, such as the region close to the Billings reservoir. Along the coast, seven municipalities of the Santos coast region have already executed instruments of cooperation to participate in the program.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Sabesp also has actions that focus on making the population aware of the losses caused by diffuse pollution, which generates additional operating costs and causes setbacks to the execution of sewage collection and treatment services by the company. Diffuse pollution consists of garbage and excrement produced by cats and dogs inadvertently thrown away on the streets, and even the dirt and soot produced by car engines.

MANAGEMENT IN THE CURRENT INDUSTRY SCENARIO

Since 2005, in a joint action with the São Paulo State Government, Sabesp has been negotiating the continued provision of water supply and sewage services to municipalities. These services are operated based on innovative contractual arrangements that provide for the exercise of the regulation and oversight of the services by an external entity, and include the adoption of service and quality targets set in the municipal plans through public consultations and hearings.

The edition of the new basic sanitation regulatory framework (Federal Law 11,445/07), which has introduced several innovations for the contracting, provision, regulation and oversight of basic sanitation services, has proven this corporate strategy is right, improving the company’s operations in an environment regulated by several control and oversight bodies and entities, including the Regulatory Agency of Sanitation and Energy of the State of São Paulo (Arsesp).

From January 1, 2007 to December 31, 2012, we executed agreements to provide services for 30 more years with 258 municipalities (including the city of São Paulo), which accounted for nearly 70% of the company’s total revenues, including construction revenue and for 63.5% of its intangible assets. In the municipalities where the agreements have expired or are about to, the company has been negotiating the new bases for its permanence for at least another 30 years.

In the metropolitan regions, where a judicial discussion was pending a decision by the Federal Supreme Court (STF) about the ownership of the sanitation services, Sabesp and the municipalities in these regions have adopted a specific contract template, which allows for Sabesp to exercise public functions that are of the common interest of the municipalities. This template has continued to be used after the recent decision by the STF, which has attributed the exercise of metropolitan basic sanitation planning, regulation and oversight competencies to an entity to be created by the state governments and municipalities involved. The term to adapt the legislation to the decision expires within two years.

Sabesp also expanded its municipalities base through non-controlling interests in special purpose entities formed with private partners for the rendering of water and/or sewage services in Andradina, Castilho, Mairinque and Mogi Mirim. In 2012, no investment was made in these companies, according to Note 2.1 to the financial statements for the year.

The first works in Mogi Mirim were inaugurated in 2012, raising the percentage of sewage treated in the municipality from 0% to 70%. In Mairinque, water supply has increased from 88% to 97% since 2010, and sewage collection, from 66% to 71%.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Regarding regulations, Sabesp participates in all public hearings and consultations promoted by the regulatory agency, aiming at discussing the regulation of important matters for the development of its activities and contracts. Arsesp has been publishing resolutions setting the rules for the provision of water and sewage services, which started being gradually implemented in 2009, and that should continue to be implemented in the upcoming years, with impacts mainly on commercial and operational matters, which could even involve legal disputes.

Also responsible for regulating Sabesp’s tariffs observing the industry’s guidelines and legislation, Arsesp has started a process to revise the criteria and methodology for the calculation of the company’s tariffs. Further detail on this matter is presented in the section named “Tariff Revision” of this report.

From 2007 to 2012, Arsesp’s overseeing actions have not imposed material penalties regarding the provision of water supply and sewage services in the municipalities.

Anyway, the new regulatory requirements for the basic sanitation industry still imply great challenges, and it is not possible to predict all the effects of Law 11,445/07 and regulatory standards will have on the company’s businesses, since there are still uncertainties with regard to their implementation.

Economic-Financial Sustainability

For the past five years, in line with its mission of providing public services of basic sanitation that contribute to improve health, quality of life and the environment, the company has invested on average R$2.2 billion per year in water supply and sewage services.

In 2012, the company met the investment target for the year, in line with the investments made in 2011, reaching a little more than R$ 2.5 billion.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

CAPEX history(1)

(1) Excluding the commitments undertaken with program contracts (R$253 million, R$18 million, R$63 million, R$139 million and R$155 million, respectively in 2008, 2009, 2010, 2011 and 2012)

Investments made in 2012, broken down by segment and region, are as follows:

(R$millioncurrent)

	Water	Sewage	Total
São Paulo Metropolitan Region	573.1	802.4	1,375.5
Regional Systems (inland and coast)	435.8	724.3	1,160.1
Total	1,008.9	1,526.7	2,535.6
Obs.: Excluding the commitments undertaken with the program contracts (R$155 million)

Sabesp estimates its investments will reach R$9.9 billion for the 2013-2016 period, allocated among the services presented on the chart below. These services are aimed at the actions necessary to meet the goal of being recognized until 2018, as a company that has provided universal access to water supply and sewage services in its area of operations, in a sustainable, competitive manner, with excellence in customer service.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

It is worth mentioning that for the company to have access to the financial resources necessary to meet this goal, it is paramount that Sabesp has a good operating and financial performance. With that in mind, the company strives to develop an efficient management, including actions that aim at reducing costs through efficiency gains and more cost-effective hiring, and actively participates in the tariff revision process with Arsesp, with the purpose of setting tariffs that remunerate in an appropriate manner the services provided by the company.

The effectiveness of the strategy Sabesp has been adopting over the past years, has once again reflected on the upgrade in the Company’s 2012 rating by credit risk rating agency Fitch Ratings: the International Scale was upgraded from “BB” to “BB+”, and the National Scale rating was upgraded from “A+” to “AA-”. Standard & Poors has rated the company “BB+” in International Scale and “AA+” in Brazil National Scale since December 2011.

Sabesp continues to seek funding sources in line with the maturation of investments, which is a characteristic of the sector. In 2012, R$1.6 billion were raised, as detailed below:

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Loans and Investment financing

Japan International Cooperation Agency (JICA)

Loan agreement for the second phase of Loss Reduction Corporate Program, amounting to ¥ 33.6 billion (corresponding to approximately R$710 million on the date of signature). This stage has investments estimated at R$1.1 billion (¥ 52.207 billion) of which R$390 million (¥18.623 billion) will be the consideration of Sabesp. The loan term is 25 years, with seven years of grace period, with annual interest rates of 1.7%.

Caixa Econômica Federal – CEF (Federal Savings Bank)

58 contracts are included in the Growth Acceleration Plan II, totaling R$375.4 million, as detailed below:

  36 contracts to finance studies and projects, water supply and sewage works in several municipalities operated by the company. Total approximate amount is R$215 million, with interest rates indexed to TR (Reference Rate), plus 6% p.a. and management fee of 1.4% p.a. and risk rate of 0.3% p.a.. Total term is up to nine years for studies and projects and 24 years for water supply and sewage works;
  22 contracts to finance the water supply and sewage works in several municipalities served by the company. The total amount is approximately R$160.4 million, with interest of TR plus 6% p.a., plus a 1.4% p.a. management fee, and risk rate of 0.3% p.a.. The total term is of up to 24 years.

Brazilian Development Bank (BNDES)

Loan contract included in the Growth Acceleration Plan II (PAC II), to fund the works for the expansion and optimization of the sewage systems of the municipalities of São Paulo, Itapecerica da Serra, Embu das Artes, Carapicuíba, Osasco, São Bernardo do Campo, and Cotia, and to prepare the Executive Project of the São Lourenço Production System, at the approximate amount of R$180.7 million and interest of TJLP (long-term interest rate) plus 1,72% p.a.. Total term is 15 years for works and eight years for the executive project.

In February 2013, a loan contract was executed to fund part of the consideration of the project for the execution of the Third Stage of the Program for the Depollution of the Tietê River, funded by the Inter-American Development Bank (IDB). The purpose of the loan contract is the installation of collectors, interceptors, collecting networks, and home sewage connections, and the expansion of the sewage treatment capacity in the metropolitan region of São Paulo, in the amount of R$1.3 billion, and interest of TJLP plus 1.66% p.a.. The total term is 15 years, with a grace period of three years.

Financing Agreement No. 01.2.619.3.1 and Onlending Agreement No. 10/669.748-6, executed in 2002 with BNDES, have had all their financial obligations settled.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Capital Markets

In February 2012, Sabesp concluded its 15th issue of debentures, at the total amount of R$771.1 million, in two series, and 1st series at the amount of R$ 287.3 million indexed to CDI + 0.99% p.a. and the 2nd series at the amount of R$483.8 million, with IPCA (Extended Consumer Price Index) and annual interest rates of 6.20%.

Said resources were used to settle financial commitments falling due in 2012, including the 13th issue of debentures, in the amount of R$ 600 million maturing in August and pre-paid in February.

Resources raised also were allocated to the amortization occurred in March 2012 of 50% of the 2nd series of the 11th issue of debentures, summing up R$202.5 million.

In December 2012, Sabesp completed the 16th issue of debentures in the total amount of R$500.0 million, in a single series, remunerated at CDI plus 0.30% in the first six months (the surcharge over CDI changes every six months, up to the maturity in 2015, when it will reach 0.70%). The proceeds of this funding will be used to settle financial commitments in 2012 and 2013.

Additionally, in January 2013, the company conducted the 17th issue of debentures in the total amount of R$1.0 billion, divided into three series: the first one, in the amount of R$424.7 million, maturing in January 2018, and paying CDI plus 0.75% p.a.; the second one, in the amount of R$395.2 million, paying IPCA plus annual interest rates of 4.5% , maturing in January 2020; and the third one, in the amount of R$180.1 million, maturing in January 2023, paying IPCA plus 4.75% p.a..

The proceeds of the 17th issue will be used to settle financial commitments in 2013. In March, the company settled the 11th issue of debentures issued in April 2010, through the amortization of one third of the first series and the remaining 50% of the second series, and the early redemption of the remaining balance of the first series, which would mature in March 2015.

Indebtedness analysis

Most of the company’s debt (54.2%) is taken out with national or international sources, with multilateral agencies and at low cost and long terms. We use the capital markets to raise funds preferably to manage our debt.

By the end of 2012, the company’s total indebtedness was R$9.1 billion. The adjusted total debt-to-adjusted EBITDA ratio was 2.5x, far below the 3.65 cap established in some loan agreements and debt instruments. The net debt-to-adjusted EBITDA ratio was 2.0x, strengthening the positive perception of the company’s financial health.

Foreign currency-denominated debt was 35% of the total debt. The amount amortized during the year reached R$1.5 billion, and the amount raised was R$1.6 billion.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Tariff Revision

In order to maintain or expand our investment level and secure the universal access to sanitation services in our area of operations up to the end of the decade, Sabesp’s services must be remunerated accordingly.

In ten years, our investments have more than doubled, with no corresponding increase in revenue, a mismatch that has so far been offset by our capacity to generate capital at levels that are still sustainable.

In 2012, we sent to ARSESP the results of surveys of our asset base and Business Plan containing information on revenue, expenses and investments. This allowed for Arsesp to publish in December a Technical Note with the proposed Preliminary Initial Maximum Average Tariff (P0) and the Efficiency Gain Factor (X), which have been submitted to public consultation and hearings.

On January 15, 2013, Sabesp submitted all its contributions to the Technical Note for Arsesp to analyze. The disclosure of the results of this stage, expected to occur on February 22, 2013, has been postponed to March 22, 2013, for the content of the discussion to be clarified by the Management Committee of the Water and Sewage Services of the City of São Paulo, as requested by the local government of São Paulo.

Arsesp’s appraisal of the company’s assets and the final value of the regulatory remuneration basis will now follow the stages and schedule of events determined by the agency, as follows:

  April – Sabesp submits a tariff structure proposal to ARSESP;
  July – a public hearing is held about the final Maximum Average Tariff (P0), the Tariff
  Structure, and the tariff amounts for the remainder of the Second Cycle of SABESP;
  September – new tariff is applied.

Additionally, in January 2013, Arsesp published the final version of the Regulatory Accounting Manual and the Regulatory Chart of Accounts to be used by the sanitation companies in the State of São Paulo that are regulated by the agency. One of the main purposes of the manual is to determine the specific regulatory accounting information that will be applied by the regulatory agency to appraise the concession’s economic and financial breakeven.

Stock Market

Regarding annual performance, the Company’s shares recorded the third highest appreciation at Ibovespa, up 67.0% over 2011. Stocks closed 2012 at R$86.87, while Ibovespa was up 7.4% only. In the U.S. market, Sabesp’s ADRs were up 50.2% versus the 7.3% high in the Dow Jones index. With this performance, Sabesp’s market cap increased from R$11.8 billion in 2011 to R$19.8 billion in 2012. The number of the Company’s shareholders at BM&FBovespa increased by 66.4% in the period.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

The company’s shares participated 100% at the trading sessions of BM&FBovespa and had a financial volume of R$7.7 billion in 2012. In the U.S. market, the Company closed 2012 with 27.8 million ADRs outstanding on the market. The financial volume traded at NYSE in 2012 was US$6.1 billion, up 64.4% over 2011.

In 2012, the number of financial institutions that follow-up the Company’s performance and issue reports on the value of stocks and ADRs remained in line at approximately 20 institutions.

It is worth noting that in early 2013, aiming at improving ADRs liquidity and adjust its price to the levels recommended by NYSE, Sabesp carried out a ratio change when each ADR now corresponds to one share; previously, each ADR corresponded to 2 shares.

Ownership structure on December 31, 2012

Sabesp’s shares are traded at BM&FBovespa under the ticker SBSP3 and at the New York Stock Exchange, as Depositary Receipts (ADRs), under the ticker SBS. The Company still composes the main indexes of BM&FBovespa and NYSE, among them the Dow Jones Sustainability Index, to which it adhered in February 2013.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Dividends

Pursuant to the Company’s Bylaws, common shares are entitled to minimum mandatory dividend corresponding to 25% of profit for the year, after deductions determined or accepted by laws which can be paid as interest on shareholders’ equity.

In 2012, Sabesp credited dividends as interest on shareholders’ equity in the amount of R$578.7 million, referring to 2011, corresponding to approximately R$2.54 per common share and dividend yield of 4.9%.

Referring to 2012, the Board of Directors approved the payment of interest on shareholders’ equity at the amount of R$534.3 million, corresponding to R$2.345 per common share and dividend yield of 2.7%, to be paid within 60 days after the Annual Shareholders’ Meeting to approve the 2012 accounts.

Debits of municipalities serviced at wholesale basis

In municipalities serviced at wholesale basis, there are outstanding debits corresponding to the sale of water, with which the Company has been endeavoring efforts to recover due amounts.

When negotiation is not possible, debits are sued at court, likewise occurred with the municipalities of Guarulhos, Mauá, Santo André and Diadema. For the first two municipalities, some certificates of judgment debt have been already issued and await payment. For the municipality of Santo André, the collection suit is in progress to issue the certificates of judgment debt.

Regarding the municipality of Diadema, studies to create a new water supply and sewage service company in Diadema, where Sabesp will hold interest, were concluded and pointed out the feasibility of the operation. However, with the change in the municipal government, negotiations had to resume amending the law authorizing the creation of such company. It is not possible to anticipate when this new company will be created.

In 2012, all the municipalities mentioned above partially paid the monthly invoices issued for the sale of water at wholesale basis. It is worth noting that the municipalities of Mogi das Cruzes and São Caetano fully paid their invoices on the respective maturity dates.

In addition to the debits related to the sale of water at wholesale basis, the municipalities of Diadema and Mauá have debts with SABESP arising from the indemnity of assets due to the early resumption of the concession.

In the municipality of Diadema, the execution shall proceed through the freeze of ICMS (State VAT) product transfers destined to the municipality. Currently, the freeze of these transfers is suspended, due to the supersedeas effect attributed to the municipality’s extraordinary appeal. At the same

Companhia de Saneamento Básico do Estado de São Paulo -SABESP time, the weekly pledge of 20% of Saned’s revenues has been made, allocating this amount to settle the debt related to fees owed to SABESP’s attorneys in the lawsuit.

Referring to the municipality of Mauá, action was granted relief and the municipality and the Basic Sanitation of Mauá Municipality (SAMA) shall payoff the debt. This court decision was upheld by Federal Supreme Court and appeals shall not apply. Sabesp started the execution in October 2012. Summons on the municipality of Mauá and SAMA is awaited for payment, whose amounts still can be discussed.

Consolidated Economic and Financial Performance

Our business’ solidity is reflected on our financial results. In 2012, the Company’s profit came to R$1.9 billion, up 58% over 2011.

Gross operating revenue from water supply and sewage collection and treatment services increased by R$624.6 million, or 7.5%, from R$8.3 billion in 2011 to R$8.9 billion in 2012.

Some of the determining factors for this result were the 2.4% and 3.2% increases in the billed volume of water and sewage, respectively, totaling 2.7% for both services, and the 6.83% and 5.15% tariff adjustments in September 2011 and in September 2012, respectively. The billed volumes of water and sewage, according to the usage category and region, are as follows:

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

BILLED VOLUME OF WATER AND SEWAGE (1) PER USAGE CATEGORY million m3
	Water			Sewage			Water + Sewage
	2011	2012	%	2011	2012	%	2011	2012	%
Residential	1,488.0	1,530.0	2.8	1,220.7	1,262.6	3.4	2,708.7	2,792.6	3.1
Commercial	167.6	172.8	3.1	156.4	160.5	2.6	324.0	333.3	2.9
Industrial	38.7	38.3	(1.0)	40.5	41.6	2.7	79.2	79.9	0.9
Public	53.1	54.8	3.2	41.5	42.5	2.4	94.6	97.3	2.9
Total retail	1,747.4	1,795.9	2.8	1,459.1	1,507.2	3.3	3,206.5	3,303.1	3.0
Wholesale	297.3	297.5	0.1	27.2	27.3	0.4	324.5	324.8	0.1
Reuse water	0.3	0.4	33.3				0.3	0.4	33.3
Total	2,045.0	2,093.8	2.4	1,486.3	1,534.5	3.2	3,531.3	3,628.3	2.7
(1) Unaudited

BILLED VOLUME OF WATER AND SEWAGE(1) PER REGION million m3
	Water			Sewage			Water + Sewage
	2012	2012	%	2011	2012	%	2011	2012	%
Metropolitan	1,150.6	1,181.9	2.7	976.8	1,005.7	3.0	2,127.4	2,187.6	2.8
Regional Systems (2)	596.8	614.0	2.9	482.3	501.5	4.0	1,079.1	1,115.5	3.4
Total retail	1,747.4	1,795.9	2.8	1,459.1	1,507.2	3.3	3,206.5	3,303.1	3.0
Wholesale	297.3	297.5	0.1	27.2	27.3	0.4	324.5	324.8	0.1
Reuse water	0.3	0.4	33.3				0.3	0.4	33.3
Total	2,045.0	2,093.8	2.4	1,486.3	1,534.5	3.2	3,531.3	3,628.3	2.7
(1) Unaudited
(2) Comprises inland and coast regions

Construction revenue increased by R$239.8 million, or 10.8%, over 2011, chiefly due to higher investments in 2012.

In 2012, cost of products and services rendered, and administrative, selling and construction expenses were up 5.2% (R$392.3 million). However, the percentage of costs and expenses over net revenue reduced from 75.4% in 2011 to 73.4% in 2012. Thus, net operating revenue totaled R$10.8 billion, up 8.2% over 2011.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Net Operating Revenue Track Record (1)

Adjusted EBITDA increased by 12.2%, from R$3.2 billion in 2011 to R$3.6 billion in 2012 and the Adjusted EBITDA margin stood at 33.5%, from the 32.3% recorded in 2011. Excluding revenue effects and construction cost, the Adjusted EBITDA margin came to 42.9% in 2012 (41.1% in 2011).

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Adjusted EBITDA and Adjusted EBTIDA Margin Track Record (1)

Adjusted EBITDA Reconciliation (Non-accounting measurements)

				(R$ million current)
	2008	2009	2010	2011	2012
Profit	862.9	1,507.7	1,630.4	1,223.4	1,911.9
Financial result	973.1	10.0	379.4	633.6	301.4
Depreciation and amortization	618.2	562.3	552.2	768.8	740.1
Income tax and social contribution	285.3	602.6	662.3	497.4	632.0
Other operating expenses, net	125.5	44.4	(1.8)	90.1	19.8
Adjusted EBITDA	2,865.0	2,727.0	3,222.5	3,213.3	3,605.2
Adjusted EBITDA Margin	36.7	31.8	34.9	32.3	33.5
Construction revenue	(1,676.9)	(2,039.8)	(2,130.7)	(2,234.8)	(2,474.6)
Construction cost	1,650.5	2,009.6	2,081.1	2,186.3	2,423.8
Adjusted EBITDA, excluding
construction revenue and cost	2,838.6	2,696.8	3,172.9	3,164.8	3,554.4
Adjusted EBITDA Margin, excluding
construction revenue and cost	46.3	41.2	44.7	41.1	42.9

The Adjusted EBITDA (“Adjusted EBITDA”) corresponds to profit before: (i) depreciation and amortization expenses; (ii) income tax and social contribution (federal taxes levied on income); (iii) financial result, and (iv) other operating expenses, net. The Adjusted EBITDA is not a financial

Companhia de Saneamento Básico do Estado de São Paulo -SABESP performance measurement according to the accounting practices adopted in Brazil, IFRS (International Financial Reporting Standard) or USGAAP (accounting principles usually accepted in the United States), nor should it be individually taken into account or as alternative to profit, as operating performance measurement, or alternative to operating cash flows, or as liquidity measurement. The Adjusted EBITDA has no standardized meaning and the Company’s definition of Adjusted EBITDA cannot be compared to those definitions used by other companies. The Company’s Management understands that the Adjusted EBITDA provides a useful measurement for the Company’s performance, which is widely used by investors and analysts to assess performance and compare companies. Other companies may calculate Adjusted EBITDA differently from the Company. The Adjusted EBITDA is not part of the financial statements.

The objective of the Adjusted EBITDA is to present an operating economic performance indicator. Sabesp’s Adjusted EBITDA corresponds to the profit before net financial expenses, income tax and social contribution (federal taxes levied on income), depreciation and amortization, and other net operating expenses. Adjusted EBITDA is not a financial performance indicator recognized by the Brazilian Corporation Law Method and should not be considered individually or as alternative to profit as operational performance indicator, or as alternative to operating cash flows or as liquidity indicator. Sabesp’s Adjusted EBITDA works as a general economic performance indicator and is not affected by debt restructuring, fluctuations in interest rates, changes in the tax burden or depreciation and amortization levels. Consequently, the Adjusted EBITDA works as an appropriate instrument for the regular comparison of operating performance. Additionally, there is another formula to calculate the Adjusted EBITDA which is applied in clauses of certain financial commitments. The Adjusted EBITDA allows a better understanding not only of the operating performance, but also the Company’s capacity to comply with its obligations and raise funds to invest in capital goods and working capital. However, the Adjusted EBITDA has some limitations preventing it to be applied as a profitability index, as it does not take into consideration other costs resulting from Sabesp’s activities or other costs that may significantly affect its profit, such as financial expenses, taxes, depreciation, capital expenditures and other related charges.

Other net operating expenses mainly refer to the write-offs of property, plant and equipment, allowance for losses with intangible assets, loss with economically unfeasible projects, less revenue from sale of property, plant and equipment, invitation to bid, indemnities and reimbursement of expenses, fines and collaterals, property lease, reuse water, Pura and Aqualog projects and services.

Ten years committed to the best corporate governance practices

Aware that corporate governance is vital to ensure the success of its mission, ten years ago Sabesp adhered to the BM&FBovespa Novo Mercado, a listing segment with the highest level of transparency in the relationship with the market and shareholders. Sabesp was the second company to join this segment, the first mixed-capital company, a right decision when assessing its performance in the period.

In the same year, the Company’s shares started to be traded at NYSE as Level III ADR, which required the Company to adhere to the most strict corporate governance rules established by the Securities and Exchange Commission and by NYSE.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

The Company’s broad inclusion in the capital market contributed to improve the perception of its risk, providing access to cheaper financing rates and allowing the Company to expand its investments in expansion and in the continued improvement of sanitation services in the State of São Paulo. The Company’s Management has improved and currently reaches high transparency and efficiency standards.

In ten years, the Company’s ADRs appreciated by 633.1% at NYSE, exceeding the Dow Jones performance, which increased by 30.5% in the period, and the U.S. dollar, which posted nominal depreciation of 17.7%. Shares increased by 509.6% at BM&FBovespa, versus the 403.5% and 93.9% posted by Ibovespa and IPCA, respectively. Sabesp’s market cap almost tripled in 10 years from R$6 billion to R$17.1 billion.

At BM&FBovespa, Sabesp is part of the Differentiated Corporate Governance Index (IGC) and Bovespa Special Tag Along Stock Index (ITAG). Additionally, since 2007 Sabesp has been included in the Corporate Sustainability Index (ISE) and in the Dow Jones Sustainability Index Emerging Markets, since February 2013.

It is worth noting that in 2012, Sabesp was ranked by the IR Global Ranking as the fifth best company in Latin America in financial reporting procedures.

Corporate Governance Structure

Sabesp’s corporate governance model reflects its characteristics of a mixed-capital company controlled by the State Government, whose shareholding must exceed 50% of total capital, by force of laws and exclusively comprised by common shares.

In 2012, the Board of Directors maintained the ten members elected at the Shareholders’ Meeting held in April 2012, four of them are independent members according to the Novo Mercado criteria. However, in December, one member appointed by the controlling shareholder resigned.

Except for the CEO, no other executive officer composes the Board of Directors. It is worth noting that the CEO cannot hold the position of Chairwoman of the Board of Directors. Our Board of Executive Officers also remained the same throughout 2012, but in February 2013, it received the resignation of the IT, Projects and Environment Officer, Mr. João Baptista Comparini. His position was taken by João Paulo Tavares Papa in March 2013.

Our governance structure is represented in the chart below. Additional information about the operation of different levels composing it is available in the “Corporate Governance” section, Investor Relations area at the company’s website (which can be accessed through this link).

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

The ethical values guiding Sabesp’s actions and its stakeholders are detailed in the Company’s Code of Ethics and Conduct and its compliance is monitored by the Ethics and Conduct Committee, which relies on tools, such as the in-house Denunciation Channel, Corporate Procedure of Checking Responsibilities, Ombudsman and Call Center. The in-house channel is prepared to receive anonymous denunciations and results of investigations are sent to the Audit Committee. In 2012, 160 denunciations were recorded, 61% of which were verified and 39% are under investigation. Out of the total, 22% refer to misconduct, such as moral harassment, discrimination, persecution and unfair treatment. During this period, 27 Company’s employees or outsourced employees received penalties (1 warning, 2 suspensions and 24 dismissals).

According to materiality criteria, the formal procedure to assess control and identify fraud-related risks considered the most representative business units. The risks assessed allow to improving controls in the entire Company.

To prevent irregularities in relevant processes, the Company is implementing a program to prevent corporate frauds in order to update the fraud risk auditing, adapt policies and procedures, reformulate indicators and disseminate practices to prevent corruption among employees.

Management Compensation

The compensation of members of the Board of Directors and Board of Executive Officers in 2012, including benefits was approximately R$3.2 million. Approximately R$1.1 million referring to variable compensation was added to that amount.

It is worth mentioning that in August 2012, the State government enacted the decree n° 58,265 which forbids the remunerated participation of political agents and public servants of direct or indirect State Management in more than two boards of directors or fiscal council of mixed-capital companies, as well as of entities directly or indirectly controlled by the State government and also forbidding the remuneration by results, eventual bonus or profit sharing. Implemented at the Company, the decree affected the compensation of only one member.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Pursuant to the Brazilian Corporation law, the compensation to be paid to the board of directors, fiscal council members and executive officers is defined globally at the Shareholders’ Meeting. At Sabesp, the policy of board member and officer compensation is set out according to the guidelines of the São Paulo State Government, mainly based on the market’s performance and competitiveness, always subject to ratification or approval by shareholders at the Shareholders’ Meeting, then the decree will be taken to the cognizance and ratification at the Shareholders’ Meeting by next April.

External Audit Services

Referring to the relationship with independent auditors, Sabesp and the companies in which its holds non-controlling interest abide by the principles that preserve the external auditor’s independence as to not auditing his own work, not perform managerial duties and not advocate on behalf of his client. PriceWaterhouse Coopers was Sabesp’s auditor between the third quarter of 2008 and the second quarter of 2012, and Deloitte Touche Tohmatsu Auditores Independentes started auditing the financial statements as of the review of the quarterly financial information –ITR for September 30, 2012.

KPMG Auditores Independentes has been auditing Águas de Andradina and Águas de Castilho as of the third quarter of 2011. PricewaterhouseCoopers Auditores Independentes has been auditing the financial statements of Aquapolo Ambiental and Saneaqua Mairinque as of October 2010 and July 2012, respectively.

Deloitte Brasil Auditores Independentes has been auditing SESAMM since August 2012, while Attend Ambiental has not contracted any audit service or independent auditor since its inception in 2010.

During their performance period at these companies, auditors did not render services not related to external audit.

Internal controls

The evaluation of internal controls has been conducted on a structured and systematic basis since 2005, reference the frameworks of the Committee of Sponsoring Organizations of the Treadway Commission (Coso) and Control Objectives for Information and Related Technology (Cobit).

Yearly, the internal control evaluation process is re-examined considering both any existence of new risks associated with the preparation and disclosure of financial statements and possible significant changes in the processes and computerized systems.

Controls, which are tested by a company’s independent unit, comprise procedures ensuring the accuracy of accounting records; the preparation of financial statements according to official rules;

Companhia de Saneamento Básico do Estado de São Paulo -SABESP and proper authorization of transactions related to acquisition, use and disposal of the company’s assets.

The revision conducted on the efficacy of internal controls in 2011, in compliance with section 404 of Sarbanes-Oxley Act, was concluded in April 2012 and did not identify any relevant deficiency, as already occurred in previous years. Tests related to 2012 will be concluded in April 2013.

Risk Management

In order to improve the Corporate Governance practices, Sabesp has been improving its risk management process, by continuously improving the procedures to identify, measure and deal with risks, whether internal or external. We point out the in-house approval to create a specific oversight board to deal with risks, in compliance with the independence requirements. This unit will be made official after being approved by governmental authorities.

The risk management activities are in line with market requirements, the U.S. Sarbanes-Oxley Act, the Code of Best Corporate Governance Practices of the Brazilian Institute of Corporate Governance, technical standards, such as ABN NBR ISO 31000 – Risk Management – Principles and Guidelines and other procedures defined by CVM, SEC and BM&FBovespa.

In 2012, relevant investments were made to train new unit’s professionals, procedures to identify and measure risks. The Company is committed to improve risk management actions with a structured focus, aligning the strategy to the processes, people, technology and expertise, aiming at managing natural uncertainties faced by organizations as a way to create value.

Public Bodies’ access to Information at Sabesp

The federal law nº. 12,527/11 (LAI), regulated by State Decree nº 58.052/12, determines that bodies and entities of the Public Administration must create an unit to make available Citizen Information Services – SIC in order to serve and guide citizens, receive and manage information requests, as well as make available to the citizen information of his/her interest and the requirement to present the motives or reasons of request is forbidden.

Sabesp, in order to comply with LAI, implemented the Citizen Information Service - SIC, structuring the internal flow of information to serve citizen within the terms provided for by laws and is drafting the Table of documents, data and information, defining restrictive information, protecting business strategic information and pursuing the transparent management. Sabesp also made available at its website basic information required by laws and the software to citizen request information, according to the standards of the State Government of São Paulo.

These duties are linked to the Risk Management area whose main assumption is the transparency, quality of information and compliance with strategic rules of a listed company.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

New businesses and environmental solutions

Over the last years, Sabesp has been operating in new markets not only concerned with the stricto sensu rendering of water supply and sewage services but expanding its activities beyond frontiers and developing solutions that both optimize production process and contribute to the natural resources preservation.

We maintain consulting services agreements in water rational use, business and operational management in Panamá – where in partnership with Latin Consult, we provide services to 68 cities and we developed a model to be observed in that country by the local concessionaire Idaan and in Honduras, where we provide technical assistance for the water and sewage system modernization which together involve R$11.5 million.

Sabesp also develops partnerships with two state sanitation concessionaires: Casal, in Alagoas and Cesan, in Espírito Santo. At Casal, the objective is to reduce actual and apparent water losses, helping the company to deal with supply intermittence. With interventions that started in 2009, it was possible to reduce by 50% the losses recorded in Maceió. The agreement involves R$25 million and is valid until October 2014. The agreement with Cesan aims at installing and customizing the software Aqualog, developed and owned by Sabesp, in the municipality of Nova Venécia (ES), in the amount of R$1.3 million and is close to be concluded.

Main initiatives of Sabesp Environmental Solutions Platform include the Water Rational Use Program (Pura) and initiatives to the benefit of reuse water production.

Other initiatives concerned with offering environmental solutions are the loyalty contracts signed with large customers and consumers, which ensure annual revenues of R$275 million to the company, up 18% over 2011. In 2012, 144 new contracts were signed.

In addition, the non-household sewage treatment deriving from Sabesp’s customers production processes resulted in sales of R$180 million. We also expect in 2014 to start the operations of Attend Ambiental, a partnership with Estre Ambiental destined to implement and operate the pre-treatment stations of non-household effluents and sludge conditioning in Barueri, in the metropolitan region of São Paulo (RMSP).

The company works together with the municipalities of Alto Tietê, in the metropolitan region of São Paulo to implement a solid waste treatment unit destined to produce energy. Also concerned with the utilization of gas generated in the sewage treatment processes, the company will prepare jointly with Comgás, a business model which will allow to convert in natura biogas generated by Sabesp (especially at ABC and Barueri sewage treatment stations) into biomethane that can be distributed at the concessionaire’s pipeline networks.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Research and innovation

2012 was a special year in terms of investments in research, development and innovation (PD&I). The amount invested reached R$6.3 million, well above the historical average and practically the double amount invested in previous year. This acceleration results from projects that seek new technologies for a more efficient production, optimization of the use of natural resources available and reduction of the Company’s activities impacts on environment.

One of the levers of this expansion is the cooperation agreement signed with Fapesp (Foundation of Research Support of the State of São Paulo), in 2009. Initially, its validity was extended until 2014, but we signed a contractual addendum to renew it until 2019. In 2012, we had a significant increase of disbursements related to these projects. Out of a total of 12 projects already approved, nine are in progress.

Also in 2012, we launched the second call for the arrangement with Fapesp. Among seven lines of investigation and research we seek to promote are the development of alternatives for treatment, disposal and utilization of sludge at water (ETA) and sewage (ETE) treatment stations; monitoring of water quality; new technologies to implement, operate and maintain water distribution and sewage collection systems; and energy efficiency.

In São José dos Campos, Sabesp installed Brazil’s first research center concerned with the environmental sanitation. Eight master’s degree projects have been developed focusing on the diffuse pollution impact area in Paraíba do Sul river and the development of specific service automation equipment. These projects rely on the partnership with IPEN (Energy and Nuclear Research Institute) and ITA (Technological Institute of Aeronautics).

The company also carries out relevant actions concerned with the utilization of gases generated in the sewage treatment process, with positive impacts to reduce the greenhouse effect and the volume of waste to be discharged in sanitary landfills. In this regard, we will start at the sewage treatment station of Franca until the second half of this year, the production of biogas resulting from sewage treatment to supply 49 our fleet’s vehicles in partnership with Fraunhofer Institute in Germany. Once all biomethane production of this unit is utilized as fuel, 1,600 tonnes of greenhouse gases will no longer be released in the atmosphere every year.

Among 2012 achievements, we also point out Sabesp’s execution of an extensive technological prospect, pursuing the initiative developed in 2010. Innovative for the sanitation sector in South America, this survey helps to identify promising technologies, as well as indicates business and partnerships opportunities. Thus, the company is able to improve its prospects on the activities developed, in line with the state-of-art of the best practices effective.

As far as the intellectual property rights protection is concerned, we have six patent proceedings and 10 software registered. One of the patents filed refers to the development of a device to wash water reservoirs capable of reducing by up to 90% the water volume spent in these operations, besides

Companhia de Saneamento Básico do Estado de São Paulo -SABESP significantly decreasing the time spent. This invention was awarded with the Innovation Award, granted by our Regional Systems Executive Board.

TAKING CARE OF THE ENVIRONMENT: TODAY AND TOMMORROW

As a sanitation company, Sabesp understands that contributing to environment preservation is an integral part of its management. This commitment is contained our Environment Policy, in force as of 2008, and is monitored by a committee composed of representatives of five executive boards of the company.

We also seek to be recognized as an important sustainable development agent. In this regard, in 2012 we prepared our Sustainability Institutional Policy. We understand that sustainability is the essence of our business. Our activities have a positive impact on public health, social-economic and environmental development and on the improvement of population’s life conditions.

Among the guidelines established, Sabesp plans to build up the sustainability principles into the strategic planning, CAPEX programs and in all activities of the company, from the conception to the operation of systems. During 2012, the draft setting forth the concepts, guidelines and competencies of our future policy was submitted to public consultation and awaits the joint committee’s resolution to be implemented.

In order to continue growing on a sustainable basis, Sabesp has the Environmental Management System (SGA) at the sewage treatment stations (ETE) and water treatment stations (ETA), associated with ISO 14001 certification in part of operating units, considered strategic. When facilities were selected, Sabesp’s geographic extensiveness was considered, as well as different types of treatment processes applied, and different scales in relation to the stations’ size.

SGA is present in 62 ETEs and 3 ETAs, and 50 ETEs are certified by ISO 14001. In 2012, the system implementation started in more than 30 ETEs. We believe that by the end of 2013 SGA will be implemented in 129 stations. Over the upcoming years, the company plans to carry on the SGA implementation at its units to achieve 302 ETEs and ETAs until 2018. Since 2009, Sabesp has already invested approximately R$15 million to develop the system.

Since 2010, Sabesp has trained 300 multipliers to meet the normative requirements of ISO 14001. With the program still effective, we expect to train other 400 people by December 2013.

Sabesp takes part in the decentralized and integrated management of water resources established in the Water Resources National Policy. Our representation envisages the participation of nearly 150 employees in 21 committees of the state hydrographic basins, in three federal committees within the scope of the State of São Paulo and in the support group to install the Federal Committee of Paranapanema river.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

We also hold a position in the plenary and few technical chambers of the Water Resources National Council, as well as in the Water Resources State Council, in which Sabesp participates in technical chambers as representative of the Sanitation and Water Resources Department of the State of São Paulo.

The charge for the water use – management instrument provided for in the National and State Water Resources policies which aims at promoting the rational use of water and finance programs and actions estimated in the basins plans – is under gradual implementation in the State of São Paulo, where we are the largest individual taxpayer.

In 2012, the company paid approximately R$26.2 million for the use of water from rivers under federal domain – started in 2003 at the hydrographic basin of Paraíba do Sul – and under state domain, started in 2007 in this same basin and Piracicaba, Capivari and Jundiaí rivers. In 2010, the collection started at the basin of Sorocaba and Médio Tietê rivers, and in 2012, at the basin of Santos coast. In 2013, probably collection will start in the following basins: Alto Tietê, Baixo Tietê, Tietê/Batalha, Tietê/Jacaré, Baixo Pardo and Grande, Mogi Guaçu, Pardo, Sapucaí Mirim/Grande, Serra da Mantiqueira, Ribeira do Iguape/Litoral Sul, Pontal do Paranapanema and Turvo/Grande.

In relation to environmental grants and licensing, the operational complex is the purpose of Corporate Program to Obtain and Maintain Grants for the Right to Use Water Resources and Environmental License. As to the grants, the process has been gradually evolved within the prospect of completing 100% of uses filed or granted during 2013. Concerning new projects, the obtainment of licenses and grants is already part of its life cycle.

Climate changes and greenhouse gas emissions management

Attentive to the need of identifying any impacts on its business, Sabesp listed some of the most relevant direct climate change effects and extreme events related thereto in the execution of its mission. These are:

  Change in the water availability;
  Changes in the extraction, production and transport of items necessary for our operations;
  Elevation of the sea level with risk of physical damages and impacts on the operation of sewage facilities and increase in the frequency of extreme events.

As part of the Greenhouse Gases Emissions Management Corporate Program which has been structured, Sabesp achieved its target of concluding in 2012, the company’s inventories of 2009 and 2010. Now we have a series with four inventories, starting with the 2007 inventory. Since then, the quantification methodologies have been improved.

Also in line with our Greenhouse Gases Emissions Management Corporate Program which has been structured, our strategy foresees to mitigate emissions, manage and mitigate climate and potential risks, converting them into business opportunities, whether through technological innovations,

Companhia de Saneamento Básico do Estado de São Paulo -SABESP improvement of energy utilization of processes and increase the capacity of the company of being adjusted to the climate changes.

The implementation of a small hydroelectric power plant and the utilization of biogas generated from sewage treatment are examples of initiatives adopted by the company to mitigate risks related to energy security. Concerning the risk of reduced water availability, we point out as examples of actions in progress, the Loss Reduction Corporate Program, the Water Rational Use Program and the expansion of the planned water-reuse for urban and industrial purposes.

The renovation of the vehicle fleet continues as one of the actions we plan to reduce greenhouse gas emissions. In 2012, 105 light vehicles using flex fuel technology were replaced, with the mandatory supply with ethanol; 254 trucks equipped with engines whose technology abides by Euro-5 legislation, which establishes the reduction of emissions; 28 backhoes and 40 motorcycles. Now, the renovation of our light vehicle fleet reached the percentage of 75.3%, while in the truck fleet is 48.3%.

Another initiative is to capture carbon through actions to recover riparian forest at springs. In 2012, 30,ooo seedlings were planted. The Verde Vida project stands out, which is developed at the business unit Pardo and Grande: includes environmental education, riparian forest recovery, reforestation and mainly, actions to preserve and recover Canoas river, accounting for 80% of the water supply in Franca, and also Pouso Alegre stream. 92,000 seedlings have already been planted, 12,000 of which in 2012, all of them cultivated in the nursery at ETE Franca.

In 2012, it was not possible to proceed with our partnership plans to implement a carbon revolving fund with resources deriving from the sale of carbon credits in new plantations. The idea can be appropriately resumed.

Sabesp has been participating in the Carbon Disclosure Project – CDP Investors for the last seven years. It refers to disclose greenhouse gas emissions figures based on a questionnaire prepared by this entity, so that to standardize and organize the way how the companies report information about its business as to potential risks and climate change-related opportunities. Combined with this effort, in 2011, we joined the CDP Supply Chain, but we decided to discontinue this participation in 2012, in view of our employees’ low adhesion.

In 2012, the Sustainable Public Contract State Program granted the social and environmental seal for 37 purchase specifications of Sabesp, amounting to 208 specifications. We reached 30% of the target – the certification of 700 specifications in view of the need of carrying out technical adjustments in the seal issue process required by the State Environment Department. Enacted by State Decree nº 50,170/05, the seal signals to the supplying market the intention of the State of São Paulo of adjusting its consumer profile to the sustainable development international guidelines.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Environmental education program

Sabesp also maintains an Environmental Education Corporate Program (PEA), in which measures are developed aiming at building social values, knowledge, skills and attitudes concerned with a sustainable world. Since 2007 more than 1,000 employees were trained to disseminate the environmental sanitation culture. PEA provides guidelines to more than 100 actions and projects, among which we point out:

  Adoption of the Water Rational Use Program (Pura) at schools which in 2012, allowed to reduce by 72 million liters/month the water consumption at educational units of the municipality of São Paulo;
  School visits to ETAs e ETEs, with the participation of students and teachers throughout the state. In 2012, 1,474 visits took place, and 56,456 persons attended;
  Lectures at schools, communities and companies. In 2012, 165,948 persons attended 1,516 events.

We already promoted 31 sustainability hearings, two of them in 2012. We also conducted seven ecomobilizations in 2012, totaling 25 community efforts already made to collect waste and plant seedlings at water body margins in partnership with NGOs, civil associations and community leaderships.

In 2012, we decided to discontinue the installation of eco stations in areas nearby company’s main facilities, due to the difficulties to conciliate supply of available areas with surrounding community’s demands.

Sabesp 3Rs

Based on the concept “reducing, reusing and recycling”, in 2012 the selective collection program sent 372 tonnes of materials for recycling to garbage collection cooperatives. The result is 30% higher than previous year, when 286 tonnes were recorded. During the program’s activities created in 2008, approximately 75 sensibilization activities, technical visits, specific training and qualification of representatives at the company’s organizational units were conducted, gathering nearly 1,200 employees and outsourced service providers.

Environmental processes

Sabesp is party in few environmental proceedings within the administrative and legal scope, promoted by the Public Prosecution Office, few municipalities and non-governmental organizations. Most of lawsuits refer to the discharge of raw sewage in water bodies, indemnity due to any environmental damages caused and investment in sewage treatment system facilities.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

The company has been establishing commitments and formalizing consent decrees and litigation settlements with the Public Prosecution Office, including the resources destined for this purpose in its budgetary planning.

In October 2012, the Public Prosecution Office of São Paulo filed a public civil action pleading the nullity of the agreement signed between Sabesp and the municipality of São Paulo to provide basic sanitation services; the universal access to sewage collection and treatment in São Paulo by 2018; the reduction of volume of sludge produced at ETEs and ETAs, among other aspects. The company filed a counter-draft to an interlocutory appeal in 2012, was defendant in lawsuit in March 2013 and understands that the chances of losses are remote. The lawsuit amount on December 31, 2012 was R$11.7 billion.

Green building

The first green building certified by Sabesp should start to operate in July 2013. This is an administrative building of sewage treatment station in the municipality of Bragança Paulista, which will allow to the municipality to have 100% sewage collected and treated.

Works were already concluded, ETE is in its pre-operational system and the green building awaits to complete the certification with the environmental sustainability seal LEED (Leadership in Energy and Environmental DesignÁ), granted by USGBC (United States Green Building Council), in view of a set of sustainable solutions adopted.

The new building is located in a 19,000 m² property, with built-up area of 391 m². More than 13,000 m² remaining, i.e., 70% of total, will be occupied by green areas. The construction meets the sustainability requirements in six categories: space, water use rationalization, energy efficiency, supplies and natural resources, indoor air quality, innovation and project. We estimate that the certification of LEED seal will be granted by March 2013.

Reserves inside protected areas

Sabesp owns and maintains areas inside conservation units, carrying out inspection and monitoring works, besides supporting biodiversity studies conducted by universities, such as the University of São Paulo (USP). There are research spaces that can be used, including for fauna late-night observation.

Solutions for sludge generated in water and sewage treatment

The generation of sludge is inherent to sanitation activities. Both water and sewage treatment produce waste requiring an adequate destination, in order to potentialize the beneficial effects to the environment. This is a challenge that Sabesp has been trying to deal with and not only because society rightly claims for that but because taking care of water resources preservation and environment is strictly related to the operations of a company whose raw material is water.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Currently, the sludge generated in our activities has as main destination the appropriate disposal in sanitary landfills – on the other hand, Sabesp treats leachate generated therein. As these areas have been depleted in big cities with low availability on the coast and inland, we have sought to develop new alternatives aiming at reducing the final volume to be disposed. The most relevant alternatives are incineration, aiming the energy utilization of waste and composting to produce soil conditioners for agricultural use. The most promising prospects lie in the sludge generated in the sewage treatment.

Among the initiatives towards this direction, we have been prepared to transform all the sludge produced at the sewage treatment station (ETE) of Lavapés, in São José dos Campos, into agricultural composite as of 2013. The bidding process to contract composting services of 70 daily tonnes of sludge is under phase of conclusion and will enable the registration of authorization by the Ministry of Agriculture. This composite subject to composting was rated as “class D”, i.e., it refers to soil conditioner produced from organic source that can be used in certain types of culture, such as coffee, fruits and sugar cane. It is worth mentioning that the utilization of sludge to produce fertilizer allows to reducing by 58% the operating costs of treatment and final disposal of sludge in Lavapés. In the next years, we will start to adopt the same procedure at ETE Taubaté, using 100% of sludge generated in the sewage treatment process at that unit, i.e., 30 daily tonnes.

In the metropolitan region of São Paulo, the company plans to implement incineration units at ETE Barueri, our largest treatment station, with capacity for 9.5 thousand liters/second. The energy contained in sludge will be used as fuel in the incineration process, together with an amount of biogas produced by anaerobic digesters. The volume of biogas in excess may be injected at the gas public network.

Through the optimization of treatment process and the application of new technologies, the company also has been gaining significant results at the water treatment stations. In the eight units of the metropolis, the volume of sludge generated was reduced by 32% over the last four years. At the same time, we decreased by 10% the use of chemical products applied in the water treatment process in the metropolitan region of São Paulo, with beneficial effects on the generation of effluents and sludge.

It is also worth mentioning that the company has been sponsoring few lines of research, in an arrangement with Fapesp, aiming at reducing and better utilizing the sludge generated in the water and sewage treatment processes. In 2012, we sought to incentive, among other guidelines, the utilization of sludge of ETAs as input to recover sanitary landfills; the use of sludge withdrawn from stabilization pools in the sewage treatment as input to recover degraded areas; the processing of sand extracted from ETEs to be applied in civil construction.

DEVELOPING THE CITIZENS OF THE FUTURE

Every new year, Sabesp seeks to improve its relationship with the public, as it understands that these partners (customers, shareholders, employees, suppliers, governments and community) may help the company to build a more equitable society which promotes inclusion, citizenship and respect for human rights. These are values and practices pursued with the same efforts we seek our financial targets and sustainable growth, guided by our Code of Ethics and Conduct.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Sabesp has been conducting its businesses according to the UN Global Pact, which gathers companies to the benefit of labor human rights, environmental protection and anti-corruption actions. The Company is partner of Ethos Institute, besides supporting and promoting the UM Millennium Eight Objectives, already integrated with our Corporate Volunteer Program. We also supported the Sustainable Planet project, led by Editora Abril.

Our greatest performance proposal is to promote population’s quality of life and strategic commitment to act as a Sustainable Development Agent. Our activities have a positive impact on public health and on the social, economic and environmental development, as basic sanitation is an essential sector of infrastructure and vital for sustainable development. With an articulated work of social and environmental responsibility, Sabesp also considerably gets close to society.

In the social environment, through the Volunteer Program, we carry out campaigns that result in the collection of tonnes of food, clothing, books and magazines, distributed to more than 200 welfare entities. We maintain partnerships with NGOs, local governments, schools, among other segments, which allow us to build a network of more than 1,200 volunteers. In the development of projects concerned with citizenship, this group devotes on average 10,000 hours of work per year in volunteer programs, helping more than 15,000 people.

Inclusion is present in several of our actions. We emphasize childhood, as we believe that good education of these citizens is essential to build a society close to our wishes. The company works in social risky areas in the metropolitan region of São Paulo, through “Instituto Criança Cidadã” – ICC or Child Citizenship Institute, which invests in the education of minors of low-income households.

In 2012, our contribution reached R$2.7 million, allowing nearly 6,500 children and youngsters from 3.5 million households to gain education and assistance.

Sabesp is also recognized as “Empresa Amiga da Criança” (Child Friend Company) by ABRINQ Foundation. It is a formal commitment that expresses, for instance, items of suppliers’ agreements that guide the production chain, thus, preventing slave and child labor.

Sabesp has been solidary to families’ afflicted search of missing children and youngsters. Every year, at least, 9,000 of these children and youngsters do not return to their home in the State of São Paulo. The first step was to join the São Paulo Program in search of Missing Children and Youngsters, launched by the São Paulo State Government. Thereafter the actions came. Water bills, for instance, now disseminate this program and guide about measures to be taken to deal with this issue. Messages are disseminated through the company’s website, at the corporate portal, employees’ paychecks and service bureaus.

For youngsters between 14 and 21 years of age, we maintain a partnership with the National Service for Industrial Apprenticeship (Senai-SP), giving them a chance of working for the company to gain professional qualification. This initiative gave opportunities to 2,300 youngsters, of which 560 composed the company’s staff in 2012.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Relationship with customers

The continued improvement of services rendered is part of a new strategic planning (2011-2020) and one of the major components of our success. We understand that transparency of information and the improvement of tools with which we strengthen our relationship with community will base our objective of continuously servicing our customers with excellence.

In 2012, the company implemented the water and/or sewage bill in braille for the blind and visually impaired. This new service results from a partnership with the Department of Impaired People Rights. The bill was developed from 400 interviews with blind people, wherein they pointed out their needs. As of 2013, the clients registered will also receive the braille version of documents, such as the annual report on water quality, the statement of annual settlement of debts and the adhesion contract.

The Virtual Branch, available at the company’s website, was also improved to allow the digital inclusion of the blind and visually impaired. Since April, the channel has been fully accessible, allowing users to check debits, request a second copy and check the bill statement, among other functionalities. In 2012, it was not possible to make available at the Virtual Branch 80% of most requested services by customers, but target is expected to be achieved as of the second half of 2013.

The improved relationship with our customers also can be seen in our call center, where 100% of our calls are made with a maximum waiting time of 60 seconds. Sabesp provides on-site services at 391 agencies and service bureaus, 65 in the metropolitan region of São Paulo and 326 in inland and coast of São Paulo. In the metropolitan region of São Paulo, branches’ business hours now are different, effective as of August. In compliance with Arsesp’s resolution, the business hours were established observing each region’s profile.

Another action destined to strengthen customer relationship was to extend to 100% of municipalities operated by Sabesp the services through TACE - Service Technician for External Customer. Currently, municipalities rely on measurement, issue and checking of water and/or sewage services consumption at the customer’s domicile. Technicians are also qualified to provide clarifications and guide the customer, who does not need to travel to a service bureau.

Travel can also be avoided with the consolidation of process that refunds or charges automatically in future bills the amounts overpaid or underpaid. Monthly, the company corrects credits or debits in nearly 30,000 bills.

The concern with social inclusion can be seen in the action of making the “social tariff” available, through which the low-income population can have access to sanitation services, with relevant gains in these communities’ quality of life. This benefit is regulated by Arsesp and assists households earning up to three minimum wages, besides observing dwelling size criteria and energy consumption. Currently, 280,000 domiciles gain this benefit, compared to 242,000 in 2011. It is worth mentioning that the figure mentioned in the 2011 Sustainability Report was misunderstood.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Sabesp’s social tariff is one of the lowest tariffs practiced by state sanitation companies, with a reduction of approximately 64% in the regular residential tariff.

We maintain in progress the Project to Regularize, Integrate and Transform Irregular Areas (Paritá), implemented in the east zone of the metropolitan region of São Paulo. In 2012, 720 water connections were regularized in ten areas irregularly occupied; between 2008 and 2011, other 51 areas have been regularized. Considering the results of the past five years, approximately 20,000 inhabitants have been assisted. These actions also enable to decrease annual losses of 2.7 million m3 water, which the Company deems strategic, as it operates in areas with strict water scarcity.

Also in order to assist deprived areas, in September, the company signed an arrangement with the local government of São Paulo to install fire hydrants in water distribution networks nearby communities in order to assist firemen in fires. Sabesp had already implemented two hydrants at the Sônia Ribeiro community, in Jardim Aeroporto, which worked as a pilot project. The installation of hydrants is expected in 50 settlements, in four stages. Planning and execution of works will occur according to the actions required by municipality.

Surveys and satisfaction

Sabesp has been annually conducting satisfaction survey with its customers since 2004, always applying same methodology, which enables the comparison between different business units in different periods. Our objective is to improve services rendered to our customers from results obtained. In 2012, the overall satisfaction level in relation to the company stood at 89%, three percentage points lower than previous year. We believe that the maintenance of good results is mainly due to quality and regularity of water supplied by the company: 90% of 5,862 interviewees said they were “satisfied” or “very satisfied” with services.

Sabesp also conducted satisfaction surveys in each of the municipalities with which it maintains the program contract. Surveys are carried out every two-year anniversary. In 2012, surveys were conducted in 198 cities. Results guide the improvement of our services. Surveys are disclosed to the public, reinforcing our commitment to transparency and continued improvement of services rendered.

Ombudsman

Sabesp’s Ombudsman expanded its structure and the Call Center staff. This investment enabled to promptly reply almost 100% of phone calls, nearly 99% within one minute – and according to our evaluation, resulted in the significant reduction of customers seeking for services at Sabesp’s outdoor institutions, with com notorious quantitative and qualitative gains for the company’s image.

After closing 2012 results, we may quote the 45% decrease in total customers who complained through the Regulatory Agency of Sanitation and Energy of the State of São Paulo - Arsesp. We also verified an 18% reduction in the number of customers who sought Procon, consumer defense state agency. We also saw a 3% decrease in the number of customers who sought the Digital Civil Special

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Court (JEC), which reveals the successful partnership between the company and JEC. The pursuit of excellence in servicing our customers may be attested by the fact that this is the third consecutive year that Sabesp is outside the ranking of top 50 companies with the highest number of complaints released by Procon.

The market’s recognition occurred through the “2012 Brazil Ombudsmen Award” promoted by Consumidor Moderno magazine. This award gathered a jury selected by the Brazilian Association of Company/Customer Relations - Abrarec and by the Brazilian Association of Ombudsmen – ABO. This initiative ratified the quality of the service model announced by Sabesp’s Ombudsman area, which won all the categories evaluated by the award: “10 best ombudsmen in Brazil”, “Three outstanding ombudsmen” and “Top 3 Ombudsmen in 2012”.

Relationship with employees

Sabesp is proud of having in its staff, employees whose qualification is benchmark in the basic sanitation sector. The retention of these professionals in a competitive market and in full ascension, maintains the company in an ongoing pursuit of people management best practices.

Sabesp currently has 15,019 employees ruled by Consolidation of Labor Laws (CLT). Male employees are the majority (80%), who completed secondary school (49%), white ethnic group (83%), over 40 years of age (71%). Average period of services rendered to the company is 17 years. Sabesp relies on service providers when necessary and under these conditions, approximately 7,372 professionals. In addition, we have 888 trainees and 560 young apprentices, who combine the opportunity of working and taking qualification courses.

The building of the fairer and more sustainable society we seek necessarily means valuing diversity and social inclusion. Sabesp complies with Federal Decree nº 3,298 of 1999, which determines to set aside 5% of vacant positions offered in the public selection processes for impaired people. In 2012, we had 64 job positions under these conditions, 69% physically-impaired, 22% hearing-impaired and 9% visually-impaired employees. We also have been maintaining since 2005, an agreement with the Avape – Association Valuing People with a Disability, through which 106 impaired people work in our public service bureaus and they receive over 108 hours of previous training.

Sabesp adopts a set of benefits that contribute to improve quality of life and well-being of its employees, enabling a greater performance and rationalization of benefits management. The benefits package adopted by the company envisages: benefits card – staple basket and arrangements with supermarket and drugstores and meal card. These benefits cover all employees, regardless of working hours system or position, gender or ethnic group. Only the apprentices comply with specific laws. Employees with child custody receive day-care assistance reimbursement or utilization of the company’s day care center for children between 6 months and 6 years of age (incomplete). The company provides reimbursement of expenses to those employees having children with special needs for treatment at specialized institutions and twice the amount of day-care assistance, without limit of age. Employees under leave due to sickness allowance or accident whose salary is above the maximum amount paid by INSS (National Institute of Social Security), are automatically granted an addition to salary for a period of up to six months.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

In addition to these benefits, through Fundação Sabesp – Sabesprev, the company subsidizes the health and private pension plans of all its employees. In 2012, the company contributed with 1.8% of the monthly payroll to its private pension plan.

By the end of December 2011, Sabesp signed an agreement with employees’ unions in order to change their pension plans. The proposal foresees other incentives for those who migrate from Defined Benefit Mode (Basic Plan) to Defined Contribution (Sabesprev Mais Plan). It also includes changes in risk benefits. With this agreement, we expected to deal with the technical deficit of the Basic Plan, estimated at R$557 million. Changes, however, could not be implemented, since the court did not judge the injunction granted in 2010 to a lawsuit that suspended migrations to Sabesprev Mais Plan. In September 2012, the judge in charge of the case ordered an accounting expert examination. An expert was designated in early 2013.

Referring to Sabesprev health plan, in 2012 the National Agency of Supplementary Health issued a Normative Resolution ruling the supply of health insurance plan to former employees and retirees, which suspended the works of the same commission that was working to establish proposals to improve insurance coverage. The studies will resume in 2013.

Aiming at “Building a work environment with productivity, quality of life and well-being, contributing to decrease absenteeism and improve the organizational climate”, the “Programa Viver Feliz” (Living Happy Program) in 2012 carried out actions related to food reeducation and physical activity, since obesity and sedentariness were identified as main risk factors to employees’ health.

Sabesp gave a qualitative leap in achieving one of its corporate guidelines: “Human Capital as competitive strength”. The company was committed to pursue the people management that allows to restructuring the organization according to its needs, qualifying it to new challenges, besides awarding performances. As main people management projects, we point out in 2012, the implementation of the new Career and Salary Plan (PCS), the Evaluation of Competencies and Performance system, the Managerial Excellence Program, besides the automatic replacement of employees. For the company to be competitive and retain its talents, it sought to award the professional development, by establishing the meritocracy, and salaries compatible with the market, with additions in remunerations at the beginning and at the end of careers. Contributions were made to budgetary resources to promotion, which allows us to consider a greater number of employees.

Sabesp also implemented a new Evaluation of Competencies and Performance System developed so that managers may diagnose their units, thus allowing to assessing employees’ performance and competencies and outline development commitments. The company also relied on the immediate hiring of candidates approved in competitive civil-service examination.

We leveraged the development of our leaderships with the implementation of the Managerial Excellence Program, encompassing development activities articulated by the conducting wire of results-oriented management: on-site course with curriculum framework concerned with several business management segments, lectures with renowned professionals, evaluation of managerial

Companhia de Saneamento Básico do Estado de São Paulo -SABESP profile and coaching. During 2012, we developed 240 leaders of five executive boards. Over the next two years, the program will be extended to all employees holding leadership positions.

The Organizational Climate Management perception was evaluated by 14,185 employees in their own competencies and performance evaluation process, who gave grades from zero to five for the following aspects: work environment– 4.27; communication– 3.99; work conditions – 3.91; institutional aspects – 3.99; activities – 3.92 and recognition/appreciation – 3.27.

A more comprehensive census survey will be conducted besides this Climate perception in 2013, firmly aiming at being recognized in a near future as one of the best companies to work for.

Sabesp incentives and supports its employees to participate in professional entities and associations, as a way of fully exercising their rights, besides promoting the personal development and improving the organizational climate. All our employees are free to be members of an association, to be represented by Unions which is covered by collective bargaining agreements. The company conducts negotiation processes with responsibility and transparency and value a health dialogue with Union entities. They also hold meetings at any time to discuss reasonable proposals which aim at meeting employees’ expectations and maintaining good organizational climate, observing the limit of its financial capacity and governmental guidelines. In 2012, no situation has been seen that this free right of association and negotiation has been under risk.

Yearly Sabesp holds negotiations with five main Unions that represent the majority (90%) of its employees: Sintaema, Sintius, Seesp, Sasp and Sintec. It is worth mentioning that 80% of our employees are voluntary members of each of these Unions. The collective bargaining process of 2012/2013 took place in May and involved main Unions and resulted in 6.17% adjustment to payroll and benefits and in the establishment of the Profit Sharing Program (PPR). It is worth mentioning that as agreed with Unions in the 2011 collective bargaining agreement, on April 26, 2012 the final payment related to the fulfillment of targets was made. The amount distributed was R$53 million, including 100% of employees.

In 2012, 11,348 male employees and 2,837 female employees had their performance and competencies evaluated. Other 834 employees were not evaluated due to the following reasons: retirement due to disability, employees hired less than 3 months, or those working for other bodies. 1,873 transfers of personnel were made, including promotions, reallocations, designation and exclusion of job positions.

Sabesp complies with the Brazilian laws, concerned with employees so that changes that affect their work conditions do not occur. In the event of changes in the processes that would impact labor relations, the company previously discuss this issue with employees’ representatives~~.~~

We know that the sustainability of our business relies on people who will hold leadership positions at the company in the medium and long terms. This is even more fundamental when we know that 35% of our managers will be entitled to retirement in the next five years. In this regard, in 2012 we trained 39 professionals in the Succession and Career Program. We also started the training of other 45 people with essential and potential competencies to become leaders at Sabesp. The development

Companhia de Saneamento Básico do Estado de São Paulo -SABESP process includes MBA, coaching, evaluation, language and improvement courses nationwide and internationally, in business’s priority issues.

Sabesp is one of the pioneers in corporate education in Brazil with its Corporate University, implemented in 2001 to qualify leaderships and employees at all levels. The university’s investments in training are approximately R$12.8 million and they privilege courses mainly concerned with sustainability leadership, corporate governance, environment, social responsibility, quality, health and safety.

In 2012, the company strongly invested in training activities related to the hygiene, occupational safety and medicine, including human rights aspects. 25,000 hours were recorded in social responsibility training, with the attendance of over 4,000 employees. In addition, safety and occupational medicine programs, which also contain an issue related to human rights included 42,000 attendances, totaling 134,000 hours. The company also endeavored efforts to improve the qualification of its professionals, subsidizing graduate course, MBA, technical and specialized courses and language courses, through partnerships with renowned institutions on the market. In addition, agreements with over 135 educational institutions providing discounts of up to 40% for employees and legal dependents in undergraduate, graduate courses, primary and secondary schools, technical school, elementary school, language school, high school equivalency education and literacy program.

The objective of the company’s occupational health and safety management is to ensure actions that promote the development of the prevention culture at the company, as well as the improvement of work conditions, adding quality of life to employees and service providers.

Sabesp’s Occupational Health and Safety Management System is certified by OHSAS 18001, comprising 72 establishments within the scope of services and works including digging and restricted areas executed at public areas, being recertified in 2012 by Bureau Veritas Certification.

Out of total employees, 25% of them work in formal health and safety committees and include activities such as: systematization, monitoring and specific programs. In particular, we point out the efforts and commitment of our 4,000 CIPA (Internal Commission of Accident Prevention) members, members of the fire brigade and professionals of Specialized Services in Safety Engineering and Occupational Medicine.

Occupational health and safety programs developed have obtained gradual reduction in frequency and severity of accidents. Most frequent accidents are related to traffic (28%), falls (24%) and crash against moving or fixed objects (18%). The human behavior (68%) is the main factor of accidents due to confidence in excess and the failure to comply with safety procedures. In 2012, we invested nearly R$12 million in accident prevention. We point out the programs: CIPA in Action (identification of 1,047 unsafe conditions with 75% concluded); Safety Campaign Grade 10 (3,904 inspections carried out); Health and Occupational Safety Qualification (40,000 attendances) and Minute of Prevention (2,460 events with 39,338 attendances); “Campanha Você no Trânsito” (You in the Traffic) Campaign: Motorcyclist accident prevention; Occupational Health Physician Control

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

(11,645 physician examination); Immunization Campaign (11,343 employees immunized against influenza).

Corporate management

The year of 2012 was relevant for Sabesp to consolidate its path towards corporate sustainability.

We seek to enhance transparency and reliability of our in-house management. Thus, we created the Sabesp Corporate Integrated System (SIES), to increase the reliability of processes and reduce costs. SIES will combine in the same platform the financial, accounting, human resources, legal, procurement/bidding areas. Known from the Enterprise Resourcing Planning (ERP), the integrated system will increase the efficiency of the company’s operations, thus allowing to speeding up the decision-making process.

The implementation of the SIES project has already started and must be concluded within 40 months. The process will occur in two phases. The administrative and financial macro processes must be implemented by the first quarter of 2014; and commercial macro processes by the end of same year.

Supplier relations

Suppliers relations are guided by ethics, transparency and social and environmental criteria, reason that we encourage the companies with which we maintain business relations to adhere to the managerial practices and reduction of greenhouse gases emissions. At our electronic bidding portal, available in our website, the company’s bidding procedures are fully disclosed, ensuring suppliers equal participation conditions. We are the first government company to roll out an electronic procurement process in Brazil. Besides reducing costs, this system offers to its suppliers and population a greater transparency, efficiency and agility. During 2012 1,869 electronic trading sessions occurred, totaling R$1.6 billion, with R$296 million savings for the company’s treasury.

Sabesp promotes the participation and contracting of local suppliers in the regions where it operates. Our business units have their own budget and independence to contract on a decentralized basis.

As part of the compliance with a broad peripheral legislation on contracting, a special treatment is also assured to small-sized companies and cooperatives, also encouraging the participation and contracting of local suppliers. In 2012, this participation, only considering contracting due to exemption of bidding by value and invitation, reached 35%.

Sabesp also discloses to the market as much as possible its procurement planning, aiming at stimulating competition. In this regard, we prepared the manual “Bidding Guidelines in Public Procurements”, available on our website( www.sabesp.com.br) where we establish the general guidelines to increase the number of suppliers and promote greater competition. Pursuant to State Decree n° 53,336/08, Sabesp also discloses its Sustainable Public Contract Report, which lists our main social and environmental actions and good practices applied to our supply chain.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Social and environmental aspects are also included in the public bidding rules and draft agreements, pointing out participation conditions: interdicted companies due to environmental crimes are prohibited from participating in Sabesp’s bidding processes pursuant to Article 10 of Law nº 9,605/98; restraints to minor children labor; declaration of non-utilization of workforce similar to forced or compulsory labor, in any of its forms, in its production chain; only wood products and byproducts of exotic or native origin deriving from legal sources will be utilized in the execution of engineering works and services, pursuant to State Decree n° 53.047/08; Normative Guideline for Qualification of Suppliers who are committed to environment and its surrounding. It also requires the compliance with local environmental laws through installation and operation licenses issued by environmental authorities. In addition, it assesses the products toxicological risks, so that to ensure safety of use both at water treatment stations and for end consumer.

Investor relations

Our Investor Relations area acts with transparency to provide clarifications, solve doubts about issues referring to the company, besides making the top management aware of the market’s demands. Therefore, we democratize the information so that to allow all stakeholders to have conditions to make decisions with the same level of knowledge.

During 2012 the company participated in 11 conferences and roadshows in Brazil and abroad, besides dozens of individual meetings at our head offices. The quality effect of this relationship was evidenced, for instance, in the debentures offering that took place in January 2013, when demand for debentures reached approximately four times the tendered amount. The tariff revision that has been developed by the Regulatory Agency was one of the great reasons for the meetings held in 2012.

Government relations

We seek the excellence in the dynamics with governments. Our interfaces with the public sector comprise three political and governmental levels (federal government, states and municipalities), their agencies and entities. We cooperate in the process to formulate and implement sector’s government policies and others of relevant social interest, towards improvement of quality of life to which the basic sanitations is a determining factor.

Within the federal scope, in 2012, we participated in the public consultation aiming the proposal for the Sanitation National Plan, and also, with entities representing the sanitation sector we sought to reduce the high tax burden incurred on the water and sewage services. In 2012, Sabesp paid R$1.34 billion as income tax, Pasep, Cofins (taxes on revenue) and CSLL (social contribution on net income), which accounts for nearly 53% of investments made in 2012. Within the state scope, we participated in several programs and definition of guidelines for the sanitation sector, aiming at speeding up the execution of services universalization target. We also set aside resources for actions supported by the state government, such as support to culture and sports, based on tax incentives.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

The dialogue with municipalities is intense taking into account the conditions of our major customers. We seek to be aware and solve local demands, we take part in main discussion forums and we support programs and initiatives in the environmental, health, tourism and cultural areas.

Community relations

Sabesp pursues the support of educational activities concerned with customers, suppliers and communities. We have been standing out in training for the rational use of water and environmental education. In 2012, we technically and financially supported a healthy competition idealized by Sagarana Comunicação. Employees and dwellers of 15 residential buildings in the district of Moema, south area in the city of São Paulo, participated in the “Condominium Competition”, the main challenge of which was to save water. During two months – June and July– the efforts of 15 participating condominiums allowed to save 1,894,822 liters of water, corresponding to nearly 190 tankers of 10,000 liters each. The Ponte di Rialto condominium won the competition, which saved 200,000 liters of water, reducing by 14% the water consumption.

Sabesp also works with communities in partnership with local governments. Programs concerned with low-income population include technical and social works and aim the social, economic and environmental sustainability of projects, which include the community’s participation and the environmental education, observing the characteristics of works and the profile of benefited population.

It is worth mentioning the methodology called Cooperative Governance, developed by the Brazilian Center of Analysis and Planning (Cebrap) utilized, for instance, in programs such as “Córrego Limpo” (Clean Stream) by Metropolitan Executive Board. In this approach, social and environmental projects are maintained with the participation of all stakeholders and beneficiaries are monitored and supported by visits of teams related to the company’s social responsibility. In the metropolitan region of São Paulo, Sabesp also develops the program called “Agente da Gente” (People’s Agent) – a Community Participation Program, through which we establish an effective communication channel among our 40 technicians and local community leaders. Together, they work to involve area residents, transforming them into environmental consciousness-raising multipliers.

The company continuously seeks means of approaching professionals of its operational area in the communities operated. One of the issues has been to provide services through its own labor, a model adopted by the Regional Systems Executive Board. Referred to as “Gente que Faz” (People Who Works) also deals with the strategy aiming at valuing the staff and add value to the company’s results.

The company is open and seeks to establish new relationships with stakeholders in several sectors, but adopts criteria to focus these partnerships, aiming at contributing to Sabesp’s business and mission. Thus, the evaluation for sponsorships, institutional support and cooperation agreements is guided by the following criteria: (i) privilege entities/head offices/performance in operated basis; (ii) initiatives related to water and sustainability (example: aquatic sports); (iii) do not exclude and allow full social participation; (iv) credibility, track record of activities and compliance with

Companhia de Saneamento Básico do Estado de São Paulo -SABESP applicable laws for the granting of support by state-owned companies. Agreements are also signed through bidding process with Oscips, NGOs and universities for ecosocial projects, pursuant to Law n° 8,666/93.

Incentive to culture and sports

Sabesp has been making efforts to offering tax incentive to environmental, social, cultural and sports projects, with emphasis on environment, in line with social responsibility principles, incentive to culture and well-being of the community. We believe that practice social and environmental responsibility is to respect life, in its most varied needs.

One of our actions is “Sabesp para quem tem sede de cultura” (Sabesp for those yearning for culture), through which the Company supports projects related to movies, literature, fine arts, music, dance, theater, circus and preservation of cultural heritage. In 2012, R$13.9 million were invested, R$4.6 million of which are part of the São Paulo Movies Incentive Program, where 15 movies and documentaries were selected. Movies were selected by the State Department of Culture and receive funds that Sabesp makes available through Audiovisual laws. As required by Sabesp, as of 2012, each production started to make available an adapted copy for those visually and hearing impaired, through subtitles and audio-description, an initiative of which Sabesp is pioneer.

Since 2004, when the company adhered to the program, 141 movies had already been sponsored, which allows the company to be recognized as the company that most invests in movies in the State of São Paulo and one of the three largest sponsors of the throughout the country. Another initiative is the project “Escola no Cinema” (School goes to the Cinema), destined to improve the relationship between students and teachers: 20,000 students already watched commented sessions at “Cine Sabesp”, one of the recent movie streets in the city of São Paulo and currently supported by the company. In 2012, this program received 5,000 children.

We considered relevant to have contributed to launch the “Guia Online de Acessibilidade Cultural” (Online Guide of Cultural Access), which brings information about cultural public equipment available in the capital city of São Paulo. Prepared by Mara Gabrilli Institute in partnership with the Culture State Department, this guide lists 186 establishments, among theaters, museums, cultural centers, house events, libraries and cinemas, amongst them, Cine Sabesp. The guide is available on the link: http://acessibilidadecultural.com.br.

Sabesp also sponsored sports projects, setting aside R$2.8 million as tax incentives in 2012. Among the beneficiaries are the swimming athletes of the team Esporte Clube Pinheiros. Another R$3 million were remitted by the company to the State Fund of Child and Adolescent Rights, through Condeca.

Lessons we teach and we learn

In 2012, 8,604 people participated in lectures and programs through which Sabesp seeks partners to help it to strengthen its commitment to environment.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

The Educational Learning Program, for instance, is open to schools, universities, NGOs, domestic and international companies, investors, amongst others. It allows visitors to learn about two water treatment systems. The Cantareira system, one of the world’s largest water production systems, composed of six reservoirs interconnected by 48 km of tunnels, is liable for the water supply of almost 50% of the metropolitan region of São Paulo (RMSP), where nearly 20 million people live. The other is Alto Cotia system, liable for the supply of west side of RMSP.

In 2012 our facilities received 5,720 people in 164 visits, among representatives of international institutions, such as Franklin TempletonInv-Us, Explorador Capital, MiraeAsset Global Investments, CSHG, CreditAgricole/Amundi and J.P.Morgan. Besides showing how water production works in these systems, our technicians discuss relevant issues, such as water scarcity in the planet and the need of rationally using it. Since its inception, the Educational Learning Program has already received more than 900,000 people.

Sabesp also seeks new partners with the Corporate Project. In 2012, 38 lectures were given to 2,884 employees of companies interested in learning more about Sabesp’s operations, as for instance, a group of Petrobras. Participants learned about our daily efforts to improve people’s quality of life and preserve the environment, besides relevant projects, such as depollution of Tietê river and Aquapolo Ambiental, destined to water reuse.

In January and July, 609 employees’ relatives, with ages between 7 and 14 years, took part in the “Um dia na Sabesp” Program (One Day at Sabesp). Children learned how water and sewage are treated at the company where their parents work. They were also received by our chief executive officer, Mrs. Dilma Pena, from whom they were given an hourglass, with capacity to measure five minutes, enough time to bathing without losing water.

Children’s reactions have been signaling that the company is in the right path by opening its doors to society, in search of partners to make the highest number of people as possible conscious about the relevance of basic sanitation, preservation of our water courses, besides showing on a transparent way the company’s permanent search for excellent services. After participating in one of the visits, Juan Silva Garcia, a 7-year old boy, entered into his father’s car and was telling him about what he had learnt on water treatment: “Did you know that water is treated with aluminum sulphate, lime and chloride?”

Also as part of the one-day visit program, children also watched the movie Dr. Seuss’ The Lorax at Cine Sabesp, about the relevance of preserving nature. Watching this animation free of charge was not a privilege only granted to employees’ relatives. In partnership with School Project at the Cinema, Sabesp made available 5,000 tickets so that primary and secondary school students from public and private schools could have access to this history inspired in the book of the U.S. writer and cartoonist, Dr. Seuss.

Sabesp’s actions also raised the interest of our visitors in working for the company. This was the case of the civil engineer, Ana Stela Barcelos Ferreira de Sá, after visiting ETA Guaraú, one of the world’s largest water treatment stations. “When I learned about water treatment, I decided to join the team of employees”, says Ana Stela. “Water is a finite resource and we need to preserve it”. After

Companhia de Saneamento Básico do Estado de São Paulo -SABESP participating in two competitive civil-service examinations, in 2012, the engineer completed one year working at Sabesp’s Supplies and Equipment Bidding Department. She is in charge of purchasing inputs for treatment of water that Sabesp distributes to its 27.9 million customers.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

ANNUAL SOCIAL BALANCE SHEET/ 2012

Company: COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO

1) Calculation basis	2012 (R$ thousand)			2011 (R$ thousand)
Net revenue (NR)		10,737,631			9,927,445
Operating income (OI)		2,843,343			2,354,495
Gross payroll (GP)		1,498,445			1,395,844
2) Internal social indicators	R$ thousand	% on GP	% on NR	R$ thousand	% on GP	% on NR
Meals	118,368	7.90%	1.10%	109,966	7.88%	1.11%
Taxes	144,082	9.62%	1.34%	133,908	9.59%	1.35%
Private pension plans	51,829	3.46%	0.48%	65,923	4.72%	0.66%
Healthcare	124,614	8.32%	1.16%	108,243	7.75%	1.09%
Occupational health and safety	10,983	0.73%	0.10%	10,254	0.73%	0.10%
Education	997	0.07%	0.01%	688	0.05%	0.01%
Culture	848	0.06%	0.01%	970	0.07%	0.01%
Professional qualification and training	11,788	0.79%	0.11%	8,779	0.63%	0.09%
On-site child care and child-care benefits	1,797	0.12%	0.02%	1,473	0.11%	0.01%
Employee profit sharing	52,574	3.51%	0.49%	56,692	4.06%	0.57%
Other	4,164	0.28%	0.04%	4,563	0.33%	0.05%
Total – Internal social indicators	522,044	34.84%	4.86%	501,459	35.93%	5.05%
3) External social indicators	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR
Education	2,700	0.09%	0.03%	0	0.00%	0.00%
Culture	15,375	0.54%	0.14%	20,163	0.86%	0.20%
Health and basic sanitation	3,048	0.11%	0.03%	2,510	0.11%	0.03%
Sports	4,713	0.17%	0.04%	5,943	0.25%	0.06%
Fight on hunger and food security	105	0.00%	0.00%	0	0.00%	0.00%
Other	12,253	0.43%	0.11%	7,820	0.33%	0.08%
Total contribution to society	38,194	1.34%	0.36%	36,436	1.55%	0.37%
Taxes (excluding social charges)	1,701,446	59.84%	15.85%	1,466,228	62.27%	14.77%
Total –External social indicators	1,739,640	61.18%	16.20%	1,502,664	63.82%	15.14%
4) Environmental indicators	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR
Investments related to company
production/operation	7,569	0.27%	0.07%	9,304	0.40%	0.09%
Investments in external programs and/or
projects	20,147	0.71%	0.19%	21,122	0.90%	0.21%
Total investments in environmental
protection	27,716	0.98%	0.26%	30,426	1.29%	0.31%
With regards to the establishment of "annual goals" for minimizing waste, general production/operation consumption and increasing the efficient use of natural resources, the company:	(x) has no established goals ( ) complies 0 to 50% ( ) complies 51 to 75% ( ) complies 76 to 100%			(x) has no established goals ( ) complies 0 to 50% ( ) complies 51 to 75% ( ) complies 76 to 100%
5) Employees indicators		2012			2011
Employees at the end of the period		15,019			14,896
Admissions during the period		915			723
Outsourced employees*		7,372			7,399
Trainees/interns		888			1,424
Employees older than 45		8,471			7,757
Female employees		3,018			2,928
% of management positions held by women		19.44%			19.09%
Employees of African descent		2,227			2,137

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

% of management positions held by employees of African descent	3.49%			3.72%
Employees with disabilities or employees with special needs (including employees and AVAPE partnership)	170			163
6) Key information regarding the exercise of business citizenship	2012 (R$ thousand)			Goals – 2013
Ratio between maximum and minimum salary	20.1			nd
Total number of occupational accidents	140			136
The company's social and environmental projects were established by:	( ) officers	(x) officers and managers	( ) all employees	( ) officers	(x) officers and managers	( ) all employees
Occupational safety and health standards were defined by:	(x) officers and managers	( ) all employees	( ) all + Cipa	(x) officers and managers	( ) all employees	( ) all + Cipa
With regards to freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( ) does not interfere	( ) complies with OIT rules	(x) encourages and complies with OIT	( ) does not interfere	( ) complies with OIT rules	(x) encourages and complies with OIT
Private pension plans are offered to:	( ) officers and	( ) officers managers	(x) all employees	( ) officers	( ) officers and managers	(x) all employees
The company's profit sharing plan is distributed to:	( ) officers	( ) officers and managers	(x) all employees	( ) officers	( ) officers and managers	(x) all employees
When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	(x) are required	( ) are not considered	( ) are suggested	(x) are required
With regards to the participation of employees in voluntary work programs, the company:	( ) does not interfere	( ) gives support	(x) organizes and encourages participation	( ) does not interfere	( ) gives support	(x) organizes and encourages participation
Total number of consumer’s complaints and criticisms:	In company: 42,174	At Procon: 1,222	In court: JEC/Conc.343	In company: N/A	At Procon: CIP N/A	In court: JEC/Conc N/A
% of complaints and criticisms solved:	In company: 99.99%	At Procon: CIP 88.2%	In court: JEC/Conc.75.5%	In company: Ombd N/A	At Procon: CIP N/A	In court: JEC/Conc. N/A
Total value added to be distributed (R$ thousand):	In 2012: 6,133,683			In 2011: 5,714,179
Distribution of value added (DVA):	27.3% Government, 25.7% Employees 31.3% Shareholders, 15.7% Outsourced labor; 0.0% Retained			25.5% Government, 29.0% Employees 21.4% Shareholders, 24.1% Outsourced Labor, 0.0% Retained
7) Other information
“This Company does neither employ child nor slave labor, it is not involved with prostitution or child/adolescent sexual exploitation, nor with corruption.” “The Company appreciates and respects the internal and external diversity.”
* The number of outsourced employees is estimated considering the labor allocated to service agreements, as Sabesp does not directly hire outsourced employees.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, Board of Directors and Management of Companhia de Saneamento Básico do Estado de São Paulo - SABESP São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as of December 31, 2012, and the income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board - IASB, and in accordance with accounting practices adopted in Brazil, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2012, and its financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board - IASB and accounting practices adopted in Brazil.

Emphasis of matter

Individual financial statements

We draw attention to Note 2 to the financial statements, which states that the individual financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, these accounting practices differ from the IFRS, which is applicable to separate financial statements, only with respect to the measurement of investments in subsidiaries by the equity method of accounting, which, for purposes of IFRS, would be measured at cost or fair value. Our opinion is not qualified due to this matter.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (DVA) for the year ended December 31, 2012, prepared under the responsibility of the Company’s management, the presentation of which is required by the Brazilian corporate law for public companies and considered as supplemental information for International Financial Reporting Standards - IFRS, which do not require the presentation of DVA. These statements were subject to the same audit procedures described above, and, in our opinion, present fairly, in all material respects, consistently with the financial statements taken as a whole.

Audit of individual and consolidated financial statements for the year ended December 31, 2011

The amounts for the year ended December 31, 2011, presented for purposes of comparison, were previously audited by other independent auditors, whose report thereon, dated March 23, 2012, was unqualified.

The accompanying individual and consolidated interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 21, 2013

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Balance Sheets as of December 31, 2012 and 2011
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

		Parent		Consolidated
		(BR GAAP)		(BR GAAP and IFRS)
		December	December	December	December 31
Assets	Note	31, 2012	31 2011	31, 2012	2011
Current assets
Cash and cash equivalents	6	1,915,974	2,142,079	1,921,178	2,149,989
Trade receivables	8	1,038,945	1,072,015	1,043,166	1,072,659
Receivables from related parties	9	109,273	185,333	109,273	185,333
Inventories		53,028	44,576	53,090	44,611
Restricted cash	7	64,977	99,733	64,977	99,733
Recoverable taxes	14	118,421	117,893	129,141	118,116
Other receivables		29,980	43,065	16,040	55,392
Total current assets		3,330,598	3,704,694	3,336,865	3,725,833

Noncurrent assets
Trade receivables	8	335,687	333,713	335,687	333,713
Receivables from related parties	9	153,098	170,288	153,098	170,288
Indemnities receivable	10	-	60,295	-	60,295
Escrow deposits		53,158	54,178	53,158	54,178
Deferred income tax and social contribution	15	135,897	177,926	141,356	179,463
Water National Agency – ANA		108,099	100,551	108,099	100,551
Other receivables		111,047	35,034	118,179	39,933

Investments		20,826	21,986	-	-
Investment property	11(m)	54,046	52,585	54,046	52,585
Intangible assets	11	21,967,526	20,125,721	21,991,922	20,141,677
Property, plant and equipment	12	196,710	181,585	383,383	356,468

Total noncurrent assets		23,136,094	21,313,862	23,338,928	21,489,151
Total assets		26,466,692	25,018,556	26,675,793	25,214,984

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Balance Sheets as of December 31, 2012 and 2011
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

		Parent		Consolidated
		(BR GAAP)		(BR GAAP and IFRS)
		December	December	December	December
Liabilities and equity	Note	31, 2012	31, 2011	31, 2012	31, 2011
Current liabilities
Trade payables and contractors		295,392	244,658	297,198	255,557
Current portion of long-term loans and financing	13	1,342,594	1,629,184	1,367,391	1,630,010
Accrued payroll and related charges		267,332	243,502	267,863	243,876
Taxes payable	14	152,710	180,794	153,121	181,122
Interest on capital payable		414,355	247,486	414,355	247,486
Provisions	16	565,083	764,070	565,083	764,070
Services payable	18	389,091	383,116	389,091	383,116
Public-private partnership – PPP	11 (j)	24,357	12,693	24,357	12,693
	11 (d)
Program contract commitments	(iv)	148,220	62,287	148,220	62,287
Other liabilities		159,055	188,356	170,691	188,451
Total current liabilities		3,758,189	3,956,146	3,797,370	3,968,668

Noncurrent liabilities
Loans and financing	13	7,532,661	6,794,148	7,701,929	6,966,285
Taxes payable	14	-	18,363	-	18,363
Deferred Cofins/Pasep		123,731	114,106	125,404	114,957
Provisions	16	624,071	807,759	624,074	807,759
Pension obligations	17(b)	2,124,330	2,050,697	2,124,330	2,050,697
Public-private partnership – PPP	11 (j)	331,960	416,105	331,960	416,105
	11 (d)
Program contract commitments	(iv)	87,407	130,978	87,407	130,978
Other liabilities		168,766	184,358	167,742	195,276
Total noncurrent liabilities		10,992,926	10,516,514	11,162,846	10,700,420

Total liabilities		14,751,115	14,472,660	14,960,216	14,669,088

Equity	19
Capital stock		6,203,688	6,203,688	6,203,688	6,203,688
Capital reserve		124,255	124,255	124,255	124,255
Earnings reserves		5,387,634	4,217,953	5,387,634	4,217,953
Total equity		11,715,577	10,545,896	11,715,577	10,545,896
Total liabilities and equity		26,466,692	25,018,556	26,675,793	25,214,984

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statements for the
Years ended December 31, 2012 and 2011
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

		Parent		Consolidated
		(BR GAAP)		(BR GAAP and IFRS)
	Note	2012	2011	2012	2011

Net revenue from sales and services	22	10,737,631	9,927,445	10,754,435	9,941,637
Cost of sales and services	23	(6,449,951)	(6,018,732)	(6,465,398)	(6,030,977)

Gross profit		4,287,680	3,908,713	4,289,037	3,910,660

Selling expenses	23	(697,252)	(619,304)	(697,874)	(619,542)
Administrative expenses	23	(717,377)	(841,077)	(726,128)	(846,593)
Other operating income (expenses), net	25	(23,175)	(90,253)	(19,775)	(90,138)
Equity in the earnings of subsidiaries		(6,532)	(3,584)	-	-

Operating profit		2,843,344	2,354,495	2,845,260	2,354,387

Financial expenses	24	(578,230)	(701,889)	(582,822)	(702,766)
Financial income	24	333,129	465,753	332,041	465,926
Foreign exchange result, net	24	(50,571)	(396,882)	(50,575)	(396,801)

Financial income (expenses), net		(295,672)	(633,018)	(301,356)	(633,641)

Profit before income tax and social
contribution		2,547,672	1,721,477	2,543,904	1,720,746

Income tax and social contribution
Current	15	(593,743)	(598,024)	(594,052)	(598,303)
Deferred	15	(42,029)	99,966	(37,952)	100,976
		(635,772)	(498,058)	(632,004)	(497,327)
Net income for the year		1,911,900	1,223,419	1,911,900	1,223,419
Earnings per share - basic and diluted
(in reais)	20	8.39	5.37	8.39	5.37

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the Years ended December 31, 2012 and 2011
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

		Parent		Consolidated
		(BR GAAP)		(BR GAAP and IFRS)
	Note	2012	2011	2012	2011

Net income for the year		1,911,900	1,223,419	1,911,900	1,223,419

Total comprehensive income for the year		1,911,900	1,223,419	1,911,900	1,223,419

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the Years ended December 31, 2012 and 2011
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

					Earnings reserves
						Additional	Retained
						proposed	earnings
		Capital	Capital	Legal	Investments	dividend	(accumulated
	Note	stock	reserve	reserve	reserve		losses)	Total
Balances as of December 31, 2010		6,203,688	124,255	460,048	2,825,048	68,761	-	9,681,800

Net income for the year		-	-	-	-	-	1,223,419	1,223,419
Legal reserve	19(e)	-	-	61,171	-	-	(61,171)	-
Interest on shareholders’ equity (R$1.27 per share)	19(c)	-	-	-	-	-	(290,562)	(290,562)
2010 additional dividends, approved (R$0.30 per share)		-	-	-	-	(68,761)	-	(68,761)
Additional proposed dividends		-	-	-	-	288,143	(288,143)	-
Transfer to investments reserve		-	-	-	583,543	-	(583,543)	-

Balances as of December 31, 2011		6,203,688	124,255	521,219	3,408,591	288,143	-	10,545,896

Net income for the year		-	-	-	-	-	1,911,900	1,911,900
Legal reserve	19(e)	-	-	95,595	-	-	(95,595)	-
Interest on shareholders’ equity (R$1.99 per share)	19(c)	-	-	-	-	-	(454,076)	(454,076)
2011 additional dividends, approved (R$1.26 per share)		-	-	-	-	(288,143)	-	(288,143)
Additional proposed dividends		-	-	-	-	80,201	(80,201)	-
Transfer to investments reserve		-	-	-	1,282,028	-	(1,282,028)	-

Balances as of December 31, 2012		6,203,688	124,255	616,814	4,690,619	80,201	-	11,715,577

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the
Years ended December 31, 2012 and 2011
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated) (continued)

	PARENT		CONSOLIDATED
	(BR GAAP)		(BRGAAP and IFRS)
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
Cash flow from operating activities
Profit before income tax and social contribution	2,547,672	1,721,477	2,543,904	1,720,746
Adjustments for:
Depreciation and amortization	738,525	768,704	740,147	768,769
Losses on disposal of property, plant and equipment and	12,059	56,548	12,059	56,548
Allowance for doubtful accounts and losses due to supply at wholesale	401,576	289,589	401,576	289,589
Provisions and inflation adjustment	201,196	310,075	201,196	310,075
Interest on loans and financing	404,196	434,315	406,254	439,117
Inflation adjustment and exchange gains (losses)
on loans and financing	85,122	442,954	85,122	442,954
Interest and inflation adjustment losses	24,553	31,422	24,553	31,422
Interest and inflation adjustment gains	(12,862)	(33,589)	(12,862)	(33,589)
Financial charges from customers	(171,481)	(169,941)	(171,481)	(169,941)
Margin on intangible assets construction related concession contracts	(50,072)	(47,589)	(50,815)	(47,589)
Provision for Consent Decree (TAC)	57,332	46,991	57,332	46,991
Indemnities receivable	60,295	85,918	60,295	85,918
Equity in the earnings of subsidiaries	6,532	3,584	-	-
Provision for São Paulo agreement	2,466	15,386	2,466	15,386
Provision for defined contribution plan	5,728	(8,746)	5,728	(8,746)
Pension obligations	213,747	257,927	213,747	257,927
Other adjustments	34,772	4,833	34,772	4,833

	4,561,356	4,209,858	4,553,993	4,210,410
Changes in assets
Trade receivables	(153,337)	(188,202)	(156,914)	(188,575)
Receivable from related parties	60,450	20,455	60,450	20,455
Inventories	(8,858)	(8,490)	(8,885)	(8,519)
Recoverable taxes	(29,758)	(61,926)	(40,564)	(62,149)
Escrow deposits	(1,020)	573	(1,020)	573
Other receivables	(77,613)	(41,080)	(53,579)	(43,025)
Changes in liabilities
Trade payables and contractors	(16,898)	135,961	(25,991)	145,451
Services received	5,975	87,944	5,975	87,944
Accrued payroll and related charges	(33,502)	(49,814)	(33,345)	(49,582)
Taxes and contributions payable	(47,800)	(14,416)	(47,717)	(14,649)
Deferred Cofins/Pasep	9,625	1,144	10,602	1,995
Provisions	(583,871)	(197,521)	(583,868)	(197,521)
Pension obligations	(140,115)	(11,268)	(140,115)	(11,268)
Other liabilities	(53,086)	140,220	(53,488)	150,855
Cash generated from operations	3,493,588	4,023,438	3,487,574	4,042,395
Interest paid	(589,189)	(736,382)	(590,196)	(736,853)
Income tax and social contribution paid	(561,158)	(588,484)	(561,158)	(588,484)
Cash generated from operating activities	2,343,241	2,698,572	2,336,220	2,717,058

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the
Years ended December 31, 2012 and 2011
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated) (continued)

	PARENT		CONSOLIDATED
	(BR GAAP)		(BRGAAP and IFRS)

	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
Cash flows from investing activities
Restricted cash	34,752	202,841	34,752	202,841
Investment increase	(5,372)	(17,308)	-	-
Purchases of property, plant and equipment	(17,377)	(11,995)	(30,647)	(143,684)
Purchases of intangible assets	(2,008,699)	(2,056,756)	(2,002,883)	(2,067,435)
Cash used in investing activities	(1,996,696)	(1,883,218)	(1,998,778)	(2,008,278)

Cash flows from financing activities
Loans and financing
Proceeds from loans	1,620,852	1,685,506	1,627,249	1,854,052
Repayments of loans	(1,518,240)	(1,923,862)	(1,518,240)	(1,979,099)
Payment of interest on shareholders’ equity	(578,705)	(422,923)	(578,705)	(422,923)
Public-private partnership – PPP	(40,285)	-	(40,285)	-
Program Contract Commitments	(56,272)	-	(56,272)	-
Cash used in financing activities	(572,650)	(661,279)	(566,253)	(547,970)

Increase (decrease) in cash and cash equivalents
Cash and cash equivalents at beginning of year	2,142,079	1,988,004	2,149,989	1,989,179
Cash and cash equivalents at end of year	1,915,974	2,142,079	1,921,178	2,149,989
Increase (decrease) in cash and cash equivalents	(226,105)	154,075	(228,811)	160,810

Cash flows from financing activities
Loans and financing
Proceeds from loans	1,620,852	1,685,506	1,627,249	1,854,052
Repayments of loans	(1,518,240)	(1,923,862)	(1,518,240)	(1,979,099)
Payment of interest on shareholders’ equity	(578,705)	(422,923)	(578,705)	(422,923)
Public-private partnership – PPP	(40,285)	-	(40,285)	-
Program Contract Commitments	(56,272)	-	(56,272)	-
Cash used in financing activities	(572,650)	(661,279)	(566,253)	(547,970)

Increase (decrease) in cash and cash equivalents
Cash and cash equivalents at beginning of year	2,142,079	1,988,004	2,149,989	1,989,179
Cash and cash equivalents at end of year	1,915,974	2,142,079	1,921,178	2,149,989
Increase (decrease) in cash and cash equivalents	(226,105)	154,075	(228,811)	160,810

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Value Added for the Years ended December 31, 2012 and 2011
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

		PARENT		CONSOLIDATED
	Note	2012	2011	2012	2011
Revenues
Sales and services	22(a)	8,926,737	8,305,043	8,934,698	8,310,120
Other income		75,721	80,821	79,122	80,936
Income related to construction of assets	22(b)	2,464,482	2,224,633	2,474,612	2,234,778
Allowance for doubtful accounts	8(c)	(192,236)	(120,260)	(192,295)	(120,393)
		11,274,704	10,490,237	11,296,137	10,505,441
Inputs purchased from third parties
Cost of sales, services and construction costs		(3,961,486)	(3,624,471)	(3,974,090)	(3,635,920)
Materials, electricity, outsourced services, and other		(676,063)	(667,932)	(680,759)	(670,492)
Other operating expenses	25	(91,539)	(162,639)	(91,539)	(162,639)
		(4,729,088)	(4,455,042)	(4,746,388)	(4,469,051)
Gross value added		6,545,616	6,035,195	6,549,749	6,036,390
Retentions
Depreciation and amortization	23	(738,525)	(768,704)	(740,147)	(768,769)
Value added generated by the Company		5,807,091	5,266,491	5,809,602	5,267,621
Value added received in transfer
Equity in the earnings of subsidiaries		(6,532)	(3,584)	-	-
Financial income		333,124	451,272	332,045	451,526
		326,592	447,688	332,045	451,526
Total value added for distribution		6,133,683	5,714,179	6,141,647	5,719,147

Value added distribution
Personnel
Direct compensation		1,051,453	992,045	1,054,608	994,312

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Value Added for the Years ended December 31, 2012 and 2011
(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

		PARENT			CONSOLIDATED
	Note	2012	2011	2012	2011
Benefits		406,443	551,616	406,992	551,921
Severance pay (FGTS)		124,699	105,900	124,953	106,048
		1,582,595	1,649,561	1,586,553	1,652,281
Taxes, fees and contributions
Federal		1,596,633	1,398,783	1,595,049	1,399,691
State		51,686	42,843	52,184	42,857
Municipal		28,333	24,602	28,495	24,738
		1,676,652	1,466,228	1,675,728	1,467,286
Lenders and lessors
Interest, exchange and monetary variations		900,151	1,336,380	904,757	1,337,258
Rentals		62,385	38,591	62,709	38,903
		962,536	1,374,971	967,466	1,376,161
Shareholders
Interest on shareholders’ equity	19(c)	454,076	290,562	454,076	290,562
Retained earnings		1,457,824	932,857	1,457,824	932,857
		1,911,900	1,223,419	1,911,900	1,223,419
Value added distributed		6,133,683	5,714,179	6,141,647	5,719,147

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

1 General information

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP

05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, focused on the customer, and in a sustainable and competitive manner, with excellence in environmental solutions.

As of December 31, 2012, the Company operated water and sewage services in 363 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession agreements.

SABESP is temporarily not operating in some municipalities due to judicial orders under ongoing lawsuits: Iperó, Cajobi, Álvares Florense and Macatuba, the carrying amount of these municipalities' intangible assets was R$16,516 as of December 31, 2012.

As of December 31, 2012, 67 concessions had expired and are being negotiated. From 2013 to 2034, 38 concessions will expire. Management believes that all concessions expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By December 31, 2012, 258 program and metropolitan contracts were signed (225 contracts on December 31, 2011).

As of December 31, 2012, the carrying amount of the underlying assets used in the 67 concessions of the municipalities under negotiation totaled R$5,874 million, accounting for 26.71% of total, and the related gross revenue for the year then ended totaled R$2,122,759 million, accounting for 18.61% of total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 54.74% of the gross revenues in 2012 (55.11% in December 2011) and 43.51% of intangible assets (45.63% in December 2011).

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

Also, on June 23, 2010, the State of São Paulo, the city of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

 i. protection of the sources of water in collaboration with other agencies of the State and the City; ii. capture, transport and treat of water; iii. collect, transport, treatment and final dispose of sanitary sewage; and iv. adoption of other actions of basic and environmental sanitation.

In the municipality of Santos, in the Santos coast region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it. As of December 31, 2012, the carrying amount of the municipality of Santos’ intangible assets was R$328,693 (R$175,069 in December 2011) and its gross revenue was R$202,103 (R$196,831 in December 2011).

Article 58 of Law 11445/07 establishes that precarious and expired concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12693 of July 24, 2012 allows program agreements to be executed until December 31, 2016.

The Company’s management understands that the concession agreements not yet renewed are valid and are governed by Laws 8987/95 and 11445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBOVESPA (the São Paulo Stock Exchange) since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho and Attend Ambiental. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees. For the purposes of accounting classification in the financial statements, these companies are considered joint ventures, under the criteria of CPC 19.

The financial statements were approved by the Board of Directors on March, 21 2013.

2 Basis of Preparation and Presentation of the Financial Statements

The Company is presenting the parent and consolidated financial statements.

The financial statements of the parent company was prepared in accordance with accounting policies accepted in Brazil, in conformity with Pronouncements, Interpretations and Guidelines of the Brazilian Pronouncements Committee (CPC). These accounting policies applied in the financial statements of the parent company are different from the International Financial Reporting Standards (IFRSs) only in the valuation of the joint

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

controlled entities by equity method, since in IFRS the valuation should be at cost or fair value.

As there is no difference between the consolidated equity and the consolidated net income attributable to the owners of the Company, disclosed in the consolidated financial statements prepared in accordance with IFRSs and the accounting practices adopted in Brazil, and the Company’s equity and net income disclosed in the individual financial statements prepared in accordance with accounting practices adopted in Brazil, the Company opted for presenting these individual and consolidated financial statements in a single set, side by side.

The consolidated financial statements of the Company have been prepared in accordance with the IFRS, issued by the International Accounting Standards Board ("IASB"), and the accounting practices adopted in Brazil and issued by the CPC.

The financial statements have been prepared under the historical cost except for certain financial instruments which were measured at fair value according to IFRS.

The preparation of financial statements in conformity with IFRSs and CPCs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree to judgment or complexity, or areas where assumptions and estimates are significant to the individual and consolidated financial statements are described in Note 5.

2.1 Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its investees: Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina, Águas de Castilho, Saneaqua Mairinque, Aquapolo Ambiental and Attend Ambiental, which were proportionately consolidated according to the equity interests held in these investees. The accounting policies of its investees are consistent with the accounting policies adopted by the Company. The Company shares the control of its investees, which have the same fiscal year basis. The consolidation processes of assets, liabilities and income statements add the assets, liabilities, revenues and expenses, according to the nature, by applying the percentage of the Company’s interest held in each investee.

Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, indicating participating shared control. Therefore, the financial statements were proportionately consolidated.

The following entities were consolidated proportionately:

Sesamm

On August 15, 2008, the Company, together with the companies OHL Médio Ambiente, Inima S.A.U. Unipersonal ("Inima"), Técnicas y Gestión Medioambiental S.A.U. ("TGM") and Estudos Técnicos e Projetos ETEP Ltda. ("ETEP") incorporated the company Serviços de Saneamento de Mogi Mirim S.A. - SESAMM ("SESAMM"), for a period of 30 years from the date the concession agreement with the municipality of Mogi Mirim for the purpose of providing complementary services to the sewage diversion system and implementing and

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

SESAMM's capital as of December 31, 2012 totaled R$19,532, and was represented by 19,532,409 registered shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest. The Company concluded that both, SABESP and Inima, have joint control over SESAMM. Accordingly, SABESP records their interest over SESAMM applying the proportional consolidation method, equivalent to the 36% of SESAMM's assets and liabilities, revenues and expenses.

Operations started in June 2012.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

As of December 31, 2012, the capital of Águas de Andradina totaled R$2,908, and was represented by 2,908,085 registered shares without a par value. SABESP holds 30%of its equity interest.

Operations started in October 2010.

Águas de Castilho

On October 29, 2010, the Company, together with the Companhia de Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

As of December 31, 2012, the company’s capital was R$622, and was represented by 622,160 registered share without par value. SABESP holds 30% equity interest.

Operations started in January 2011.

Saneaqua Mairinque

On June 14, 2010, the Company, together with the company Foz do Brasil S.A. incorporated the company Saneaqua Mairinque S.A., with indefinite term, for the purpose of exploring the public service of water supply and sewage services to the municipality of Mairinque.

As of December 31, 2012, the capital of Saneaqua Mairinque totaled R$2,000, and was represented by 2,000,000 registered shares without a par value. SABESP holds 30% equity interest.

Operations started in October 2010.

Aquapolo Ambiental S.A.

On October 8, 2009, the Company, together with the company Foz do Brasil S.A. incorporated the company Aquapolo Ambiental S.A., for the purpose of producing, providing and commercializing of reused water for Quattor Química S.A., Quattor

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

Petriquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

As of December 31, 2012, the capital of Aquapolo totaled R$36,412, and was represented by 42,419,045 registered shares without a par value. SABESP holds 49%of its equity interest.

Operations started in October 2012.

Attend Ambiental

On August 23, 2010 the Company and Companhia Estre Ambiental S.A, incorporated the company Attend Ambiental S.A, for constructing and operating a pretreatment of non-domestic effluent station, mud transportation and related services in the Metropolitan area of São Paulo city as well as implement similar structures in other areas in Brazil and abroad.

As of December 31, 2012, the capital totaled R$2,000, and was represented by 2,000,000 registered shares without par value. SABESP holds 45% equity interest. A total of R$11,400 was recorded under the investee’s equity as advance for future capital increase.

Attend is at startup stage and startup is scheduled for September 2013.

See below a summary of financial information of the joint controlled entities:

	2012
		ÁGUAS DE	ÁGUAS DE	SANEAQUA	AQUAPOLO	ATTEND
	SESAMM	ANDRADINA	CASTILHO	MAIRINQUE	AMBIENTAL	AMBIENTAL
	36%	30%	30%	30%	49%	45%
Current assets	875	2,199	404	414	15,247	1,976
Noncurrent assets	19,609	3,934	904	858	181,749	2,570

Current liabilities	822	4,777	868	272	32,304	167
Noncurrent
liabilities	13,902	555	77	15	157,047	-
Equity	5,760	801	363	985	7,645	4,379

	2011
		ÁGUAS DE	ÁGUAS DE	SANEAQUA	AQUAPOLO	ATTEND
	SESAMM	ANDRADINA	CASTILHO	MAIRINQUE	AMBIENTAL	AMBIENTAL
	36%	30%	30%	30%	49%	45%
Current assets	2,658	360	133	561	12,424	5,003
Noncurrent assets	14,447	1,300	423	164	180,717	223

Current liabilities	832	815	256	228	10,262	127
Noncurrent
liabilities	11,120	84	47	28	167,498	5,130
Equity	5,153	761	253	469	15,381	(31)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

	2012
		ÁGUAS DE	ÁGUAS DE	SANEAQUA	AQUAPOLO	ATTEND
	SESAMM	ANDRADINA	CASTILHO	MAIRINQUE	AMBIENTAL	AMBIENTAL
	36%	30%	30%	30%	49%	45%
Operating revenue	9,364	4,611	1,336	2,931	3,249	-
Operating expenses	(8,775)	(4,747)	(1,203)	(2,715)	(10,118)	(1,057)
Financial income,
net	85	104	22	19	26	336
Net income (loss)
for the year	674	(32)	155	235	(6,843)	(721)

	2011
		ÁGUAS DE	ÁGUAS DE	SANEAQUA	AQUAPOLO	ATTEND
	SESAMM	ANDRADINA	CASTILHO	MAIRINQUE	AMBIENTAL	AMBIENTAL
	36%	30%	30%	30%	49%	45%

Operating revenue	9,203	2,985	651	2,498	-	-
Operating expenses	(10,494)	(2,954)	(568)	(2,730)	(1,438)	(992)
Financial income,
net	115	31	5	44	-	60
Net income (loss)
for the year	(1,176)	62	88	(188)	(1,438)	(932)

3 Summary of Significant Accounting Practices

Main accounting policies applied in the preparation of these financial statements are defined below. These policies have been applied consistently in all years presented.

3.1 Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, other short-term highly liquid investments with original maturities less than three months as from the investment date, with an insignificant risk of change value, as well as current account overdrafts.

3.2 Financial instruments Classification

     The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2012 and 2011, the Company did not have financial assets

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

classified under the fair value through profit or loss, held-to-maturity and available-for-sale financial instruments category.

Financial assets calculated at fair value through profit or loss

These are financial assets held for trading. A financial asset is classified into this category when mainly acquired for sale purposes in the short term. These assets are classified as current assets. Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the income statement in 'Financial income' or 'Financial expenses’ in the period they occur, unless the instrument has been contracted in connection to another transaction. In this case, changes are recognized in the same line item of income affected by this transaction.

Loans and receivables

These comprise receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. Loans and receivables are presented in current assets or liabilities, except for those with maturity of more than 12 months after the statement of financial position date (these are classified as noncurrent assets or liabilities). The Company's loans and receivables include cash and cash equivalents, balances of trade receivables, receivables from related parties, other receivables, indemnities receivable, receivables from the Water National Agency – ANA, contractors and suppliers, loans and financing, interest on shareholders’ equity payable, services payable, balances payable from public-private partnership (PPP), and program contract commitments. Loans and receivables are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

3.3 Revenue from sales and services

(a)Revenue from sales and services

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided. Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts. Revenues from unbilled represent incurred revenues in which the services were provided, but not yet billed until the end of the each period. Water supply and sewage services are recorded as trade receivables based on monthly estimates of the services provided.

The Company recognizes revenue when: i) products are delivered or services are rendered; ii) the amount of revenue can be reliably measured, iii) it is probable that future economic benefits will flow to the Company and iv) it is probable that the amounts will be collected. The amount of revenue is not considered to be reliably measurable until all conditions relating to the sale have been satisfied. Amounts in dispute are recognized as revenue when collected.

(b)Construction revenue

Revenue from concession construction contracts is recognized in accordance with CPC 17 and IAS 11 (Construction Contracts), using the percentage-of-completion method, provided

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

that the applicable conditions for application are fulfilled. The percentage of completion is calculated from the ratio of the actual costs incurred on the balance sheet date to the planned total costs (cost-to-cost method). Revenue from cost plus contracts is recognized by reference to the construction costs incurred during the period plus a fee earned. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to the construction costs incurred and the total is recognized as construction revenue.

3.4 Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as noncurrent assets.

The Company records an allowance for doubtful accounts for receivable balances in an amount that is deemed by management to be sufficient to cover probable losses in accounts receivable, based on the analysis of the history of receipts and current guarantees and it does not expect to incur in additional significant losses.

3.5 Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets.

3.6 Investment property

The investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, calculated on a straight-line basis at rates that consider the estimated useful life of assets. Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

The Company also maintains few assets for indeterminate use in the future, i.e., it is not defined if the Company will use the property in the operation or sell the property in the short term during the ordinary course of business.

3.7 Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets subject-matter of the concession agreements. Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment charge, when necessary. Interest, other financial charges and inflationary effects deriving from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment.

Subsequent costs included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 12(a). Land is not depreciated.

Residual values and the useful lives of assets are reviewed and adjusted, where applicable, at the end of each year.

Gain and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other operating income (expenses) in the income statements.

3.8 Intangible assets

Valued at acquisition cost and/or construction of the underlying assets, including construction margin, interest and other financial charges capitalized during the construction period, in this case, for the qualifying assets. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months. This period was established by considering the completion period of the majority of its constructions which is greater than 12 months.

The amortization is calculated when the intangible assets are available for use in the necessary condition established by the Company.

The amortization reflects the period over the expected future economic benefits generated by the intangible asset and can be the period of the contract, depending on the contract or the useful life of the asset.

The amortization of the intangible assets is discontinued when the asset is fully consumed or it is disposed of, whatever occurs first.

Infrastructure to which the operator is given access by the concession grantor or donations received from third parties is not recognized in the consolidated balance sheet, since such donations are controlled by the concession grantor.

Financial resources received as donations for the construction of infrastructure are recorded under “Other operating income”.

(a)Concession arrangements/programs

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage collection services signed with the concession grantor. The infrastructure used by SABESP subject to service concession arrangements is considered to be controlled by the concession grantor when:

(i)	The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it most provide them, and at what price; and
(ii)	The grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

SABESP's rights over infrastructure operated under concession arrangements is accounted for as an intangible asset as SABESP has the right to charge for use of the infrastructure

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

assets, and users (consumers) have the primary responsibility to pay SABESP for the services.

The fair value of construction and other work on the infrastructure is recognized as revenue, at its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.3 “Revenue from sales and services.”

Intangible assets related to Concession agreements and Program contracts, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract or the useful life of the underlying asset, whichever is shorter.

Investments made and not recovered through rendering of services, within the agreement term, must be indemnified by the concession grantor, (1) with cash or cash equivalents or also, in general (2) with the contract extension. These investments are amortized over the useful life of asset.

Law 11445/07 prescribes that, whenever possible, basic sanitation public utilities shall have their economic and financial sustainability ensured through the consideration received from service collection, preferably as tariffs and other public prices, which may be established for each service or both jointly. Therefore, investments made and not recovered through services rendered, within original term of the contract, are recorded as intangible assets and amortized over the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services.

(b) Software licenses

Software licenses of computer programs and business management systems acquired are capitalized and amortized over their useful lives, and the expenses associated with maintaining these are recognized as expenses when incurred.

3.9 Impairment of non-financial assets

Property, plant and equipment, intangibles and other noncurrent assets with definite useful lives, are yearly reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company does not have assets with indefinite useful lives and concluded that there are no indications of impairment losses.

3.10 Payables to suppliers and contractors

Accounts payable to contractors and suppliers are obligations to pay for goods or services purchased from suppliers in the ordinary course of business and are classified as current liabilities if the payment is due in the period up to one year. Otherwise, the accounts payable are presented as non-current liabilities and are initially measured at fair value, which generally correspond to the bill and subsequently at amortized cost.

3.11 Loans and financing

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, borrowings are stated at amortized cost, as presented in Note 13. Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Nonconvertible debentures issued by the Company are recognized in a similar manner to borrowings.

3.12 Loan costs

The cost of loans attributable to acquisition, construction or production of an asset, which, necessarily, requires a substantial time period to be ready for use or sale are capitalized as part of the cost of these assets. Other borrowing costs are recognized as expenses in the period they are incurred. Borrowing costs are interest rates and other charges incurred by the Company related to loans, including exchange variation, as described below.

The capitalization occurs during the period in which the asset has been built, considering the weighted average rate of loans effective on the capitalization date.

For foreign currency-denominated loans or financing, the Company analyzes them as if they were contracted in domestic currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if these were contracted in the domestic market.

3.13 Payroll and related charges

Salaries include an accrual for vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and are recorded on the accruals basis.

3.14 Profit sharing

The Company's profit sharing plan for its employees is based on general targets of the Company as a whole, and based on the performance of each business units. The Company recognizes a provision when it is contractually required or when there is a practice in the past that created a constructive obligation. The accrual for profit sharing is recorded on the accrual basis period as operating expenses and as cost of sales and services rendered.

3.15 Provisions, legal liabilities, judicial deposits, escrow deposits and contingent assets

Provisions related to claims are recognized when: i) the Company has a present legal or constructive obligation as a result of past events; ii) it is probable that an outflow of resources will be required to settle the obligation; and iii) the amount can be reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

For financial statement presentation purposes, the provision is stated net of the related escrow deposits based on the legal right to offset. The bases and the nature of the provisions for civil, tax, labor and environmental risks are described in Note 16.

Escrow deposits not linked to related liabilities are recorded in noncurrent assets. Escrow deposits are restated for inflation.

Contingent assets are not recognized.

3.16 Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement.

Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

3.17 Income taxes – current and deferred

In order to calculate the income tax and social contribution, since 2008, the Company has been adopting the Transition Tax Regime (RTT), as provided for by Law 11941/09, i.e., in the calculation of taxable income considered the accounting criteria of Law 6404/76 preceding the amendments to Law 11638/07.

The RTT will be effective until the enactment of the law ruling the tax effects from new accounting methods, seeking tax neutrality.

This regime was optional in the 2008 and 2009 calendar years and mandatory as of 2010.

The Company opted for adopting RTT in 2009, referring to the calendar years 2008 and 2009. In order to calculate the income tax and social contribution for the years ended December 31, 2011 and 2010, the Company adopted the prerogatives defined by RTT.

The tax expense for the period comprises current and deferred tax.

Current tax

The provision for income tax and social contribution is based on the taxable income for the year. Income tax was calculated at the rate of 15%, plus a 10% surtax on annual taxable income exceeding R$240. Social contribution was calculated at the rate of 9% on adjusted net income. Taxable income differs from the profit disclosed in the income statement because it excludes income or expenses taxable or deductible in other years, as well as permanently nontaxable or nondeductible items. The provision for income tax and social contribution is calculated individually (by each jointly controlled entity) based on the tax rates in effect at the end of the reporting period. Management periodically reviews the positions assumed by the Company in the income tax returns in cases where the applicable tax regulation gives rise to different interpretations. Management recognizes provisions, when applicable, based on the estimated amounts payable to tax authorities.

Deferred taxes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

Deferred income tax and social contribution are recognized on the differences between the tax bases and the accounting balances of assets and liabilities, as prescribed by CPC 32 and IAS 12 - Taxes on Income; however, they are not recognized if generated in the first-time recording of assets and liabilities in transactions that do not affect the tax bases, except for business combinations. Deferred income tax and social contribution are determined based on the tax rates and laws enacted or substantially enacted at the end of the reporting period and applicable when the respective income tax and social contribution will be paid.

Deferred income tax and social contribution assets are recognized only to the extent that it is probable that there will be a positive tax base for which temporary differences can be used and tax loss carryforwards can be offset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when deferred tax assets and liabilities are related to the taxes imposed by the same tax authorities over the same taxable entity.

3.18 Taxes on revenues

Revenues from sales and services are recognized on accrual basis for PASEP and Cofins. Taxes levied on billed amounts to public entities are due when bills are received.

As these taxes are calculated by the non-cumulativeness regime and presented net of tax credits, as deductions from gross revenues. Debts measured on “other operating income” are presented as deductions from the respective operating income or expense.

3.19 Pension obligations

(a) Defined benefit

Liabilities from defined benefit pension plan obligations correspond to the present value of the defined benefit obligation at balance sheet date, less the fair value of the plan assets, and adjusted by unrecognized actuarial gains or losses. The defined benefit obligation (G1) and (G0) are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows is discounted to its present value, using the interest rates of the Brazilian National Government bonds with maturities that approximate the maturity of the related liability.

The Company adopts the corridor method to recognize actuarial gains and losses. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are in excess of the greater of 10% of the fair value of plan assets or 10% of the present value of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives. The higher the number of plan retirees the smaller is the average remaining working period of plan participants. For plans substantially composed of retirees and pensioners, the Company immediately records all actuarial gains and losses in excess of the limits of the corridor, i.e. on the first day of the subsequent year after the calculation of the referred actuarial gains or losses. The expenses related to pension plan are recognized in profit and loss of the year as cost of sales and services, selling expenses or administrative expenses, according to employee’s allocation.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

In an event where a curtailment relates to only some of the employees covered by a plan, or where only part of an obligation is settled, the gain or loss includes a proportionate share of the previously unrecognized past service cost and actuarial gains and losses. The proportionate share is determined on the basis of the present value of the obligations before and after the curtailment or settlement.

The Company makes contributions to defined benefit plans on a contractual basis and sponsored thereby, managed by Fundação Sabesp de Seguridade Social – SABESPREV, a supplementary private close-end pension entity. The regular contributions are recognized in the income statement of the period.

(b) Defined contribution

The Company makes contributions to defined contribution plans (Sabesprev Mais) on a contractual basis and sponsored thereby, managed by Fundação Sabesp de Seguridade Social – SABESPREV, a supplementary private close-end pension entity that provides post-employment benefits to its employees.

A defined contribution plan is a pension plan according to which the Company makes fixed contributions to a separate entity. The Company has no obligation of making contributions if the fund does not have sufficient funds to pay to all employees the benefits related to employee’s services in current and previous period.

3.20Financial income and expenses

Financial income is primarily comprised of interest, inflation adjustments and exchange variations on escrow deposits and negotiations with customer to pay by installments, using the effective interest rate method.

Financial expenses are primarily comprised of interest, inflation adjustments and exchange variations on loans and financing, refinancing, provisions, public-private partnership, program contract commitments and provisions. These financial income and expenses are calculated using the effective interest rate method.

Inflation adjustments and foreign exchange gains and losses derive from the collection or payment to third parties, as contractually required by law or court decision, and recognized on an accrual basis pro rata temporis.

Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation adjustment rates for the Company’s economic scenario.

3.21 Leases

Lease agreements are classified as financial lease when property, risks and rewards inherent to the ownership of asset to the lessee are transferred. Other leases are classified as operating leases, recognized as expenses in the income statement on a straight-line basis during the lease period.

Financial lease agreements are measured based on the lower of the present value of minimum lease payments or the fair value of leased asset at the start of the lease. The

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

amounts payable deriving from considerations of financial lease agreements are recognized and allocated between financial expenses and amortization of financial lease payables so as to obtain a constant interest rate. The corresponding liability is recorded as short- and long-term debt.

3.22 Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, where applicable.

The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and monetary variations.

3.23 Dividends and Interest on shareholders’ equity

The Company uses the tax benefits of distributing dividends as interest on shareholders’ equity, as permitted by Brazilian Law. This distribution of dividend is accounted for in accordance with Brazilian Law 9249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP). The benefit attributed to the shareholders is recognized in the current liability against Equity, based on its by-laws. Dividends and interest on shareholders´ equity over the minimum established in the bylaws are recognized when approved by the shareholders in the general meeting. The tax effects of the interest on shareholders’ equity are recognized in the income statement for the year, under the same recognition basis.

3.24Present value adjustment

Current and noncurrent financial assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

3.25 Statements of value added (DVA)

The purpose of the statement of value added is to present the wealth generated and distributed by the Company as required by Brazilian corporate law. The statement of value added is part of the individual financial statements and as supplementary information for the consolidated financial statements since it is not required by IFRS.

The DVA was prepared based on information obtained in the accounting books, which is the base to prepare the financial statements. In its first part is presented the wealth generated by the Company representing revenues (gross revenue, including taxes on revenues, other revenues and the effects of the allowance for doubtful account), by services and products acquired from third party (cost of sales and material purchases, electricity and outsourced services, the effects of losses and recoverable of assets, depreciation and amortization) and by value added received from third parties (equity share of investment in investee, financial income and other revenues). The second part of the DVA present the distribution of the wealth segregated in employees, taxes, fees and contributions, lenders and lessors and shareholders.

3.26Segment reporting

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, for taking decision, for allocating resources and assessing performance of the operating segments.

Based on how the Company treats its business and how decision-making of resources allocation is made, two operating segments (water and sewage) were stated for financial reporting purposes. The segment reporting is detailed in Note 21.

3.27 Translation into foreign currency (a) Functional and reporting currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais (R$), which is also the Company's functional and presentation currency. All financial information presented has been presented in reais, except where indicated.

(b) Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing at the transaction dates. Balance sheet accounts are translated at the exchange rate prevailing at balance sheet date.

Foreign exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in foreign exchange result in the income statement, except for loans and financing related to property, plant and equipment or intangible assets in progress, where foreign exchange gains and losses are recognized as contra entry to the asset while construction is in progress.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

4 Changes in accounting practices and disclosures

4.1 New and revised standards and interpretations effective for periods beginning on or after January 1, 2012

New and revised standards

Standard	Key requirements	Effectiveness
date

Deferred taxes: recovery of underlying assets (amendments to IAS 12)	It amends IAS 12 – Income Tax to
provide the assumption that the recovery
of the carrying amount of an asset
measured based on the fair value model
of IAS 40 – Investment Property will
usually occur through sale.
Due to this amendment, SIC 21 – Income
Taxes – Recovery of Revalued Non-
Depreciable Assets would no longer be
applicable to investment property carried
at fair value. The amendments also
include in IAS 12 a remaining guidance
previously included in SIC 21, which was
	duly removed.	January 1, 2012

4.2 New and revised standards and interpretations that are not yet effective

The Company did not adopt the new and revised IFRSs below:

IFRS 9	Financial Instruments[4]
IFRS 10	Consolidated Financial Statements[2]
IFRS 11	Joint Arrangements[2]
IFRS 12	Disclosure of Interests in Other Entities[2]
IFRS 13	Fair Value Measurement[2]
Amendments to IAS 1		Presentation of Items of Other Comprehensive Income[1]
Amendments to IFRS 7		Disclosure – Offsetting Financial Assets and Financial Liabilities[2]
Amendments to IFRS 9 and IFRS 7		Effective Date of IFRS 9 and Transition Disclosures[4]
Amendments to IFRS 10, 11 and 12		Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guide[2]
IAS 19 (revised in 2011)	Employee Benefits[2]
IAS 27 (revised in 2011)		Separate Financial Statements[2]

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

Notes to the Financial Statements Years Ended December 31, 2012 and 2011 Amounts in thousands of reais, unless otherwise indicated

IAS 28 (revised in 2011) Investments in Associates and Joint Ventures2 Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities3 Amendments to IFRSs 2009-2011 Annual Improved Cycle IFRIC 20 Stripping Costs in the Production Phase in a Surface Mine2

1 Effective for annual periods beginning on or after July 1, 2012.

2 Effective for annual periods beginning on or after January 1, 2013. 3 Effective for annual periods beginning on or after January 1, 2014. 4 Effective for annual periods beginning on or after January 1, 2015.

The new standards, amendments and interpretations that may affect the Company are as follows:

IFRS 11 supersedes IAS 31 Interest in Joint Ventures. IFRS 11 addresses how a joint arrangement with two or more parties holding joint control should be classified. SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers will be removed with the issue of IFRS 11. According to IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the contractual parties. On the other hand, according to IAS 31, there are three types of joint arrangements: jointly controlled entities, jointly controlled assets, and jointly controlled operations. In addition, according to IFRS 11, joint ventures must be recognized by the equity method, while jointly controlled entities may be recorded by the equity method or by the proportionate accounting method, according to IAS 31.

The adoption of IFRS 11 will result in changes in the accounting for investments held by the Company in Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina S.A., Águas de Castilho, Saneaqua Mairinque S.A., Aquapolo Ambiental S.A. and Attend Ambiental S/A, jointly controlled entities according to IAS 31, currently accounted for the proportionate consolidation method. According to IFRS 11, these jointly controlled entities will be classified as joint ventures and recorded by the equity method, resulting in the recognition of the Company’s proportionate interest in net assets, net income for the year, and other comprehensive income in a single account which will be reported in the consolidated statement of financial position, as well as in the consolidated income statement or comprehensive income as “investment in joint venture” and “equity in earnings of joint venture”, respectively. Therefore, the consolidated balances as of December 31, 2012 are shown below:

	December 31, 2012
			After
		IFRS 11	applying
	Original	Effects	IFRS 11
Assets
Total current assets	3,336,865	(6,267)	3,330,598

Investments	-	20,826	20,826
Intangible assets	21,991,922	(24,396)	21,967,526
Property, plant and equipment	383,383	(186,673)	196,710

F-82

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

	December 31, 2012
			After
		IFRS 11	applying
	Original	Effects	IFRS 11

Total noncurrent assets	23,338,928	(202,834)	23,136,094
Total assets	26,675,793	(209,101)	26,466,692

	December 31, 2012

			After
		IFRS 11	application
Liabilities and equity	Original	Effects	of IFRS 11
Total current liabilities	3,797,370	(39,181)	3,758,189

Loans and financing	7,701,929	(169,268)	7,532,661
Total noncurrent liabilities	11,162,846	(169,920)	11,992,926

Total liabilities	14,960,216	(209,101)	14,751,115

Total equity	11,715,577	-	11,715,577
Total liabilities and equity	26,675,793	(209,101)	26,466,692

	2012
			After
		IFRS 11	applying
	Original	Effects	IFRS 11
Net revenue from sales and services	10,754,435	(16,804)	10,737,631
Gross profit	4,289,037	(1,357)	4,287,680
equity in earnings of joint venture of subsidiaries	-	(6,532)	(6,532)
Operating profit	2,845,260	(1,916)	2,843,344
Income before income tax and social
contribution	2,543,904	3,768	2,547,672
Net income for the year	1,911,900	-	1,911,900
Basic and diluted earnings per share (in reais)	8.39	-	8.39

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

IAS 19 Employee Benefit

The amendments to IAS 19 change the accounting for both defined benefit plans and severance pay benefits. The most significant change refers to the accounting for changes in defined benefit obligations and plan assets. These amendments require the recognition of changes in defined benefit obligations and in the fair value of the plan assets as they occur, and, therefore, the elimination of the corridor approach allowed in the previous version of IAS 19 and the early recognition of past cost of services. In addition, the amendments require all actuarial gains and losses to be immediately recognized through other comprehensive income so that the net asset or liability of the pension plan is recognized in the consolidated statement of financial position so that to reflect the full amount of the plan’s deficit or surplus. Additionally, interest expenses and the return expected on the plan assets used in previous version of IAS 19 were replaced by a “net interest” amount, calculated based on the discount rate of the asset or liability of the net defined benefit.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013 and require retrospective adoption. Based on Management’s preliminary evaluation, the impact of the Company’s early adoption of the amendments to IAS 19 in the year ending December 31, 2013, would be a reduction of in the Company’s equity on January 1, 2013 in the amount of R$468,220 (R$34,370 increase in equity on January 1, 2012).

This effect represents the full recognition of actuarial gains and losses through other comprehensive income.

Annual improvements to the 2009-2011 IFRS cycle (May 2012)

The annual improvements to the 2009-2011 IFRS cycle include several amendments to several IFRSs. The amendments to IFRSs are effective to annual periods beginning on or after January 1, 2013 and include:

  amendments to IAS 16 – Property, Plant and Equipment; and
  amendments to IAS 32 – Financial Instruments: Presentation.

Amendments to IAS 16

The amendments to IAS 16 clarify that spare parts, stand-by equipment and service equipment are classified as property, plant and equipment when they meet the definition of property, plant and equipment set out in IAS 16, or otherwise as inventory. The Company does not expect significant impacts on its financial statements.

Amendments to IAS 32

The amendments to IAS 32 clarify that the income tax related to distributions to holders of equity instruments and equity transaction costs should be accounted pursuant to IAS 12 -Income Taxes. The Company does not expect relevant impacts on its financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

4.3 Financial Risk Management

4.3.1 Financial risk factors

The Company's activities are exposed to Brazilian economic environment, exposing it to market risk, such as exchange rate, interest rate, credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of the financial markets and aims at minimizing adverse impacts on its financial performance.

The Company has not utilized derivative instruments in any of the reporting periods.

     (a)Market risk Foreign currency risk

SABESP’s foreign exchange exposure entails market risks associated with Brazilian real currency fluctuations against the US dollar and the yen. SABESP’s foreign currency-denominated liabilities mainly include US dollar- and yen-denominated loans.

In case of Brazilian real depreciation in relation to foreign currency in which the debt is denominated, SABESP will incur in monetary loss in relation to such debt.

SABESP’s specific foreign currency risks are related to exposures caused by its short and long-term debts denominated in foreign currency.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility of the Company incurring losses due to foreign exchange fluctuations that would affect the balances of market foreign currency-denominated loans and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any financial instrument to hedge against this risk, but conducts an active management of debt, taking advantage of opportunities to replace expensive debt for cheaper debt, reducing the cost through accelerated maturity.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$3,215.8 million on December 31, 2012 (R$3,053.4 million in December 2011). Below, the Company’s exposure to foreign currency risk:

	PARENT AND CONSOLIDATED
	December 31, 2012		December 31, 2011
	Foreign		Foreign
	currency	R$	currency	R$
Loans and financing – US$	1,136,274	2,321,976	1,113,236	2,088,208
Loans and financing – Yen	37,535,650	890,346	39,456,912	959,198
Interest and charges from loans and financing – US$		12,487		13,025
Interest and charges from loans and financing – Yen		6,374		6,646

TOTAL		3,231,183		3,067,077

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

The table above shows the foreign currency-denominated loans and financing, emphasizing.that the balance is gross of loans costs of R$15,422 on December 31, 2012 (R$13,656 in December 2011).

As of December 31, 2012, had the Brazilian real appreciated or depreciated by 10% against the US dollar and the yen with all other variables remaining constant, the effect on pre-tax profit for the year would have been R$323,118 (R$306,708 in December 2011) lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect for the next 12 months, considering the projected rates of the U.S. dollar and the yen. Considering that the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian Real.

	PARENT AND CONSOLIDATED
	Scenario I	Scenario II	Scenario III
	(Probable)	(+25%)	(+50%)
	(*)
Net currency exposure at December 31, 2012
(Liabilities) in US$	1,136,274	1,136,274	1,136,274

US$ rate at December 31, 2012	2.0435	2.0435	2.0435
Exchange rate estimated according to the scenario	2.0900	2.6125	3.1350
Difference between the rates	(0.0465)	(0.5690)	(1.0915)

Effect on net financial result R$ - (loss)	(52,837)	(646,540)	(1,240,243)

Net currency exposure at December 31, 2012
(Liabilities) in Yen	37,535,650	37,535,650	37,535,650

Yen rate at December 31, 2012	0.02372	0.02372	0.02372
Exchange rate estimated according to the scenario	0.02443	0.03054	0.03664
Difference between the rates	(0.00071)	(0.00682)	(0.01292)

Effect on net financial result in R$ - (loss)	(26,650)	(255,993)	(484,960)

Total effect on net financial result in R$ - (loss)	(79,487)	(902,533)	(1,725,203)

(*) The probable scenario in US$ considered the average exchange rate for the 12-month period after December 31, 2012, according to BM&FBovespa. The Yen used an average rate for the next 12 months as of December 31, 2012, according to BM&FBovespa.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's loans and financing subject to variable interest rate:

	Parent
	December 31,	December 31,
	2012	2011

UPR(i)	2,019,924	2,350,919
CDI(ii)	1,799,830	1,815,000
TJLP(iii)	845,913	881,861
IPCA(iv)	697,385	180,759
LIBOR(v)	1,243,058	1,123,662
Interest and charges	95,475	108,053

Total	6,701,585	6,460,254

	Consolidated
	December 31,	December 31,
	2012	2011

UPR(i)	2,192,684	2,520,936
CDI(ii)	1,799,830	1,815,000
TJLP(iii)	845,913	881,861
IPCA(iv)	697,385	180,759
LIBOR(v)	1,243,058	1,123,662
Interest and charges	114,421	110,999

Total	6,893,291	6,633,217

(i) UPR (Unidade Padrão de Referência), a standard benchmark unit, which is equal to the TR, a managed prime rate.

(ii) CDI (Certificado de Depósito Interbancário), interbank deposit certificate rate (iii) TJLP (Taxa de Juros a Longo Prazo), long-term interest rate (iv) IPCA (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index (v) LIBOR - London Interbank Offered Rate

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

Another risk to which the Company is exposed is the mismatch between the inflation adjustment indices of its loans and financing with those of its receivables. Water supply and sewage services tariffs do not necessarily follow the increases in the inflation adjustment and interest rates affecting the Company's debt.

As of December 31, 2012, if interest rates on loans and financing denominated in Brazilian reais had been 1% higher or lower with all other variables held constant, the effects on pre-tax profit for the year before taxes would have been R$67,015 (R$64,602 in December 2011) lower or higher, mainly as a result of a lower or higher interest expense on floating rate loans and financing. The effect on the consolidated pre-tax profit for the year would have been R$68,932 (R$66,332 in December 2011) lower or higher.

(b) Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding accounts receivable, restricted cash, receivables from related parties and indemnities. The Company is required by law to invest its funds exclusively with Banco do Brasil (rating AA+(bra)). Credit risk exposure is mitigated by sales to a dispersed customer base.

The maximum exposure to credit risk at the reporting date are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, trade receivables, restricted cash, receivables from related parties and indemnities in the balance sheet. (See notes 6, 7, 8, 9 and 10.)

(c)Liquidity risk

The Company’s liquidity relies mainly on cash generated by operating activities, loans from state and Brazilian federal government financial institutions and funding in the local and international markets. Management of the liquidity risk considers the assessment of liquidity requirements to ensure that the Company has enough cash to meet its operating and capital expenditure needs, and debt repayment.

The funds held by the Company are invested in interest-bearing current accounts, time deposits, short-term deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below analyzes the financial assets and liabilities of the Company, into relevant maturities, including the installment of principal and interest to be paid according to the agreement.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

	CONSOLIDATED
						2018
	2013	2014	2015	2016	2017	onwards	Total
As of December 31, 2012

Liabilities
Loans and financing	1,798,489	1,262,826	1,702,103	1,141,226	821,117	6,158,718	12,884,479
Payables to suppliers and
contractors	297,198	-	-	-	-	-	297,198
Services payable	389,091	-	-	-	-	-	389,091
Interest on shareholders’ equity	414,355	-	-	-	-	-	414,355
Pension obligations	229,406	235,667	242,192	249,770	257,442	1,880,988	3,095,465
Public-private partnership (PPP)	41,925	41,925	41,925	41,925	41,925	305,193	514,816
Program contract commitments	160,784	11,227	66,052	4,222	1,911	37,204	281,400
Other liabilities	170,691	167,742	-	-	-	-	338,433

	CONSOLIDATED
						2017
	2012	2013	2014	2015	2016	onwards	Total
As of December 31, 2011

Liabilities
Loans and financing	2,115,837	1,689,526	1,157,590	946,577	904,410	5,162,889	11,976,829
Payables to suppliers and
contractors	255,557	-	-	-	-	-	255,557
Services payable	383,116	-	-	-	-	-	383,116
Interest on shareholders’ equity	247,486	-	-	-	-	-	247,486
Pension obligations	207,900	212,705	218,855	225,186	232,853	1,837,626	2,935,125
Public-private partnership
(PPP)	40,825	41,925	41,925	41,925	41,925	347,118	555,101
Program contract commitments	71,088	78,281	1,150	62,974	1,144	16,589	231,226
Other liabilities	188,451	195,276	-	-	-	-	383,727

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to December 31, 2012.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

(d) Sensitivity analysis to interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected until the final settlement of each contract, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is measure the changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented above, due to the estimates used in the measurement.

December 31, 2012
Indicators		Scenario I	Scenario II	Scenario III
	Exposure	(Probable) (i)	(+ 25%)	(+ 50%)

Assets
CDI	1,796,577	7.2500% (*)	9.0625%	10.8750%
Interest to be incurred		130, 252	162, 815	195,378

Liabilities
TR	2,019,924	0.2897% (*)	0.3621%	0.4346%
Interest to be incurred		(5,852)	(7,315)	(8,778)

TJLP	845,913	5.5000% (*)	6.8750%	8.2500%
Interest to be incurred		(46,525)	(58,157)	(69,788)

IPCA	697,385	5.4700% (*)	6.8375%	8.2050%
Interest to be incurred		(38,147)	(47,684)	(57,220)

CDI	1,799,830	7.2500% (*)	9.0625%	10.8750%
Interest to be incurred		(130,488)	(163,110)	(195,732)

LIBOR	1,243,058	0.3420% (**)	0.4275%	0.5130%
Interest to be incurred		(4,251)	(5,314)	(6,377)

Total net interest to be incurred		(95,011)	(118,765)	(142,517)

(*) Source: Focus Report – BACEN, December 28, 2012
(**) Source: Bloomberg

(i) Refers to the scenario of interest to be incurred for the 12 months as of December 31, 2012 or until the maturity of the contracts, whichever is shorter.

(e)Credit quality of the financial assets

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

investments, the Company considers the lower rating of the counterparty published by three mainly international rating agencies (Moody's, Fitch and S&P), according to internal policy of market risk management:

	Parent		Consolidated
	December 31		December 31
	2012	2011	2012	2011
Cash at bank and short-term bank deposits
AAA(bra)	1,913,893	38,058	1,916,794	43,062
AA+(bra)	-	2,102,304	507	2,104,869
Others (*)	2,081	1,717	3,877	2,058
	1,915,974	2,142,079	1,921,178	2,149,989

(*) This category includes current accounts and investment funds in banks that have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during 2011 is as follow:

Banks	Fitch	Moody's	Standard
Poor's

Banco do Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Caixa Econômica Federal	AAA (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	brAAA

For financial assets corresponding to trade receivables, the Company’s credit risk is minimized, given that the client base is diversified.

4.4 Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the Parent Company’s balance sheet plus net debt.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

	PARENT
	December 31, 2012	December 31, 2011
Total loans and financing	8,875,255	8,423,332
Less: cash and cash equivalents	(1,915,974)	(2,142,079)
Net debt	6,959,281	6,281,253
Total equity	11,715,577	10,545,896
Total capital	18,674,858	16,827,149
Leverage ratio	37%	37%

	CONSOLIDATED
	December 31, 2012	December 31, 2011
Total loans and financing	9,069,320	8,596,295
Less: cash and cash equivalents	(1,921,178)	(2,149,989)
Net debt	7,148,142	6,446,306
Total equity	11,715,577	10,545,896
Total capital	18,863,719	16,992,202
Leverage ratio	38%	38%

As of December 31, 2012, the leverage ratio did not change from December 31, 2011.

4.5 Fair value estimates

It is assumed that the carrying amounts of trade receivables (current), less impairment and trade payables approximate their fair values in view of the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

Financial instruments

The estimated fair values of financial instruments are as follows:

	PARENT
	December 31, 2012		December 31, 2011
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Cash and cash equivalents	1,915,974	1,915,974	2,142,079	2,142,079
Restricted cash	64,977	64,977	99,733	99,733
Trade receivables	1,374,632	1,374,632	1,405,728	1,405,728
Receivables from related parties	262,371	262,371	355,621	355,621
Agência Nacional de Água – ANA	108,099	108,099	100,551	100,551
Other accounts receivable	141,027	141,027	78,099	78,099

Financial liabilities
Loans and financing	8,875,255	9,201,317	8,423,332	8,368,632
Payables to suppliers and contractors	295,392	295,392	244,658	244,658

	CONSOLIDATED
	December 31, 2012		December 31, 2011
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Cash and cash equivalents	1,921,178	1,921,178	2,149,989	2,149,989
Restricted cash	64,977	64,977	99,733	99,733
Trade receivables	1,378,853	1,378,853	1,406,372	1,406,372
Receivables from related parties	262,371	262,371	355,621	355,621
Water National Agency – ANA	108,099	108,099	100,551	100,551
Other accounts receivable	134,219	134,219	95,325	95,325

Financial liabilities
Loans and financing	9,069,320	9,418,918	8,596,295	8,500,515
Payables to suppliers and contractors	297,198	297,198	255,557	255,557

To obtain the fair value of loans and financing, the following criteria have been adopted:

(i)	Agreements with Banco do Brasil and CEF (Federal Savings Bank) were projected until final maturity, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from BM&F.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

(ii)	Debentures were projected up to the final mature date (IPCA, DI, TJLP or TR), and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, as of December 31, 2012 and the Company’s share traded in the Brazilian market.
(iii)	BNDES loans are financial instruments valued at carrying amount plus contractual interest rate till mature date, and are indexed by long term interest rate – TJLP.
These loans have specific features and the terms and conditions defined in the loan agreements with the BNDES at arm’s length, and reflect the terms and conditions for those types of loan. In Brazil there is no consolidated market for long-term debts with the same characteristics of the BNDES loans, as credit offering of to entities in general with this long-term characteristic is usually restricted to the BNDES.
(iv)	Other financing in local currency is valued at its nominal amounts plus contractual interest incurred through maturity date, discounted to present value at the future interest rate published on BM&F Bovespa’s website.
(v)	Agreements with IDB, IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds were priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2012.
(vi)	Agreements with the JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2012.
(vii)	Leases are financial instruments valued at their nominal amount plus contractual interest incurred through maturity date, and are indexed to fixed contractual interest rate, which is a specific rate and cannot be compared to any other rate available in the market. The Company considers the fair value the same amount recognized in the financial statements for the years ended December 31, 2012 and 2011.

5 Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

(a) Allowance for doubtful accounts

The Company records allowance for doubtful accounts in an amount that management considers sufficient to cover probable losses, based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.4.

The methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical receipt experience, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio and other factors. While the Company believes that the estimates used are reasonable, actual results could differ from those estimates.

(b) Intangible assets arising from concession and program contracts

The Company recognizes as intangible the assets arising from concession agreements. The Company estimates the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits. The great majority of the Company's contracts for service concession arrangements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets, thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related physical asset.

Concession intangible assets under Concession agreements and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of asset or contract period, whichever is shorter. Additional information on the accounting for intangible assets arising from concession agreements is described in Note 3.8.

The recognition of fair value for the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded. Different assumptions and estimates and changes in future circumstances, could affect the remaining useful lives of the intangible assets and have a significant impact on the results of operations.

(c) Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, but are not limited to, tax, labor, civil, environmental, disputes with customers and suppliers and other proceedings. The Company provides for lawsuits for which it is probable that an outflow of resources will be necessary to settle the liability and the amount of such loss can be reasonably estimated. Judgments regarding future events, the results of which may differ significantly from actual estimates and could exceed the amounts provisioned. Provisions are revised and adjusted to take into consideration changes in circumstances involved. Additional information of these legal proceedings is disclosed in Note 16.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

(d) Pension benefits

The Company sponsors the defined benefit plan and the defined contribution plan, as described in Note 17.

The liability recognized in the balance sheet in relation to defined benefit pension plans is the present value of defined benefit obligation on the balance sheet date, less the fair value of plan assets, and unrecognized actuarial gains and losses. The defined benefit obligation is calculated yearly by independent actuaries, applying the projected credit unit method. The present value of defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates compatible with the market, which are denominated in currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

(e) Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations verified according to the Brazilian Corporate Law, taking into consideration the provisions of the tax laws. Pursuant to CPC 32 (IAS 12), the Company recognizes deferred tax assets and liabilities based on the differences between the accounting balances and the tax bases of assets and liabilities.

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, the projection of future taxable income and the estimated period to reverse temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets.

6 Cash and Cash Equivalents

	PARENT
	December 31,	December 31,
	2012	2011

Cash and banks	119,397	114,794
Cash equivalents	1,796,577	2,027,285
	1,915,974	2,142,079

	CONSOLIDATED
	December 31,	December 31,
	2012	2011

Cash and banks	119,846	118,867
Cash equivalents	1,801,332	2,031,122
	1,921,178	2,149,989

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

Cash and cash equivalents include cash, bank deposits, other high-liquidity short-term investments, represented by Bank Certificates of Deposit (CDBs), deposited in Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 101.01% of CDI in December 2012 (100.19% in December 2011).

7 Restricted Cash

As of December 31, 2012, the restricted cash totaled R$64,977 (R$99,733 in December 2011), of which R$54,742 corresponded to proceeds from services provided to the Municipal Government of São Paulo, net of taxes. These funds shall be reinvested in the water and sewage system of the city of São Paulo.

8 Trade Receivables

(a) Balance sheet balances

	PARENT
	December 31, 2012	December 31, 2011
Private sector:
General and special customers (i) (ii)	949,800	885,203
Agreements (iii)	249,470	249,929

	1,199,270	1,135,132
Government entities:
Municipal	610,779	578,463
Federal	3,150	2,517
Agreements (iii)	181,271	182,381

	795,200	763,361
Wholesale customers – Municipal governments: (iv)
Guarulhos	578,314	513,218
Mauá	281,398	244,204
Mogi das Cruzes	15,202	14,864
Santo André	620,276	547,764
São Caetano do Sul	2,072	1,955
Diadema	180,465	164,337

Total wholesale customers – Municipal governments	1,677,727	1,486,342

Unbilled supply	425,843	457,321

Subtotal	4,098,040	3,842,156

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

	PARENT
	December 31, 2012	December 31, 2011
Allowance for doubtful accounts	(2,723,408)	(2,436,428)
Total	1,374,632	1,405,728
Current	1,038,945	1,072,015
Noncurrent (v)	335,687	333,713
	1,374,632	1,405,728

The consolidated balance totals R$1,378,853 (R$1,406,372 in December 2011). The R$4,221 difference (R$644 in December 2011) in relation to the Parent’s balance, refers to current trade receivable of the investees Águas de Andradina, R$457, Saneaqua Mairinque, R$200, Águas de Castilho, R$189, Sesamm, R$290, and Aquapolo, R$3,085.

(i)	General customers - residential and small and mid-sized companies
(ii)	Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).
(iii)	Agreements - installment payments of past-due receivables, plus monetary restatement and interest.
(iv)	Wholesale customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts.
Additionally, the overdue amounts are substantially included in the allowance for doubtful account and are classified in noncurrent assets.

	2012	2011

Balance at the beginning of the year	1,486,342	1,343,445
Services provided	394,922	340,068
Collection – current year services	(165,967)	(167,024)
Collection – previous years’ services	(37,570)	(30,147)

Balance at the end of the year	1,677,727	1,486,342

Current	33,924	26,485
Noncurrent	1,643,803	1,459,857

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

(v) The noncurrent portion consists of trade receivables that are past due and renegotiated with customers and amounts past due related to wholesale to municipal governments, and the amounts are net of allowance for doubtful account.

(b) The aging of trade receivables is as follows:

	December 31,	December 31,
	2012	2011

Current	1,091,834	1,129,337
Past-due:
Up to 30 days	197,936	184,958
From 31 to 60 days	97,426	79,720
From 61 to 90 days	61,527	50,020
From 91 to 120 days	50,729	39,686
From 121 to 180 days	89,297	70,037
From 181 to 360 days	139,788	137,039
Over de 360 days	2,369,503	2,151,359

Total past-due	3,006,206	2,712,819

Total	4,098,040	3,842,156

(c) Allowance for doubtful accounts

	2012	2011
Balance at the beginning of the year	2,436,428	2,219,420
Private sector/government entities	126,823	83,094
Recoveries	(49,183)	(35,415)
Wholesale customers	209,340	169,329
Additions for the year	286,980	217,008
Balance at the end of the year	2,723,408	2,436,428
Current	1,242,967	1,132,638
Noncurrent	1,480,441	1,303,790

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

Reconciliation of allowance for losses income to the statement

	2012	2011

Losses (write-off)	79,454	77,905
Allowance for state entities (related parties)	35,142	-
Allowance for private sector/government entities	126,823	83,094
Reversal of wholesale supply	-	(5,324)
Recoveries	(49,183)	(35,415)

Balance	192,236	120,260

The Company does not have customers accounting for 10% or more of its revenues.

9 Related-party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a) Receivables, interest on shareholders’ equity payable, and revenue and expenses with the State Government of São Paulo (parent and consolidated)

	December 31,	December 31,
	2012	2011
Receivables
Current:
Water and sewage services (i)	113,027	116,441
GESP Agreement (iii), (iv) and (v)	-	41,360
Allowance for losses (i)	(47,531)	(12,389)
Reimbursement for pension benefits paid -
Gesp Agreement (ii) and (vi)	35,278	31,887
Reimbursement for pension benefits paid -
Monthly flow (ii) and (vi)	8,499	8,034

Total current	109,273	185,333

Noncurrent:
Reimbursement for pension benefits paid -
GESP Agreement (ii) and (vi)	153,098	170,288

Total noncurrent	153,098	170,288

Total receivables from shareholder	262,371	355,621

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

	December 31,	December 31,
	2012	2011

Water and sewage services	65,496	145,412
Reimbursement of additional retirement and
pension benefits	196,875	210,209

Total	262,371	355,621

Interest on shareholders’ equity payable to related parties	228,214	153,368

		2012	2011
Gross revenue from sales and services
	Water supply	228,890	216,933
	Sewage services	202,094	188,059
	Collection from related parties	(481,204)	(425,129)
	Financial income	161,552	271,847

	Collection of GESP reimbursement referring to Law
	4819/58	104,426	89,505

(i)	Water and sewage services

The Company provides water supply and sewage collection services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement which can be made according to items (iii), (iv) and (v).

An allowance for losses of amounts past due for more than 360 days has been set up due to the uncertainty involving these receipts (R$47,531 in 2012 and R$12,389 in 2011).

(ii) Reimbursement for pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4819/58 ("Benefits") paid by the Company to former employees and pensioners.

Under the Agreement referred on item (iii) with the São Paulo State Government ("GESP" or the "State"), GESP recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Department of Personnel (DDPE), based on legal guidance of the Legal Consultancy of the Department of Finance and of the State Attorney General's Office (PGE).

As discussed on item (vi), during the assessment of the debt due from GESP to the Company there were certain divergences in the calculation and eligibility criteria of the benefits paid by the Company on behalf of GESP.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

For the years ended December 31, 2012 and 2011, 2,459 and 2,492 retired employees, respectively, received additional retirement benefits, and for the years ended December 31, 2012 and 2011, the Company paid R$ 132,704 and R$124,421, respectively. There were 27 active employees as of December 31, 2012 who will be entitled to these benefits as a result to their retirement as compared to 36 as of December 31, 2011.

In January 2004, the payments of supplement retirement and pension benefits were transferred to the Department of Finance and would be made in accordance with the calculation criteria determined by the PGE. As a result of a court decision, the responsibility for making the payments returned to SABESP, as originally established.

(iii) GESP Agreement

On December 11, 2001, the Company, the São Paulo State Government (through the State Department of Finance Affairs, currently Department of Finance) and the Water and Electricity Department (DAEE), with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Obligations, Payment Commitment and Other Covenants Acknowledgement and Consolidation Agreement ("GESP Agreement") for the settlement of outstanding debts between GESP and the Company related to the provision of water supply and sewage services, and the retirement benefits.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits. The DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP. However, the São Paulo State Public Prosecution Office challenged the legal validity of this agreement, and its main argument is the absence of a specific legislative authorization for disposal of DAEE's assets. The Company's legal advisors assess the risk of loss in this lawsuit as probable, in case the legislative authorization is not obtained, which would hinder the transfer of the related reservoirs as a partial settlement of the balance receivable. For further information see item (vi) below.

(iv) First Amendment to the GESP Agreement

On March 22, 2004, the Company and the São Paulo State Government amended the terms of the original GESP Agreement, (1) consolidating and recognizing the amounts due by the São Paulo State Government for water supply and sewage collection services provided, adjusted for inflation through February 2004; (2) formally authorizing the offset of amounts due by the São Paulo State Government with interest on shareholders’ equity declared by the Company and any other debt owed to the São Paulo State Government as of December 31, 2003, adjusted for inflation through February 2004; and (3) defining the payment conditions of the remaining liabilities of the São Paulo State Government for the receipt of the water supply and sewage services.

(v) Second Amendment to the GESP Agreement

On December 28, 2007, the Company and the São Paulo State Government, represented by the Department of Finance, signed the second amendment to the terms of the original GESP Agreement, agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$133,709 at November 30, 2007, to be paid in 60

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

monthly and consecutive installments of the same amount, beginning on January 2, 2008. The last installment was paid in December 2012.

The State and SABESP agreed on immediately resuming their compliance with their mutual obligations under new assumptions: (a) implementation of an electronic bill management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills.

(vi) Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP totaling R$915,251, adjusted for inflation up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs (see item (iii) above) as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. The final settlement will only be effected with the actual transfer of the property with the proper Registry of Deeds Office. The remaining balance totaling R$218,967 is being paid in 114 monthly, consecutive installments, totaling R$1,920 each, including the annual IPCA/FIPE fluctuation, plus interest of 0.5% p.m., the first of which fell due on November 25, 2008.

In addition, the third amendment provides for the regularization of the monthly flow of benefits. While SABESP is liable for the flow of monthly payment of benefits, the State shall reimburse SABESP based on the criteria identical to those applied when determining the Undisputed Reimbursement. Should there be no preventive court decision, the State will assume the flow of monthly payment of benefits portion deemed as undisputed.

(vii) Controversial Amount of Benefits

As mentioned before, on November 17, 2008 the Company and the State signed the third amendment to the GESP Agreement, when the reimbursements called disputed and undisputed were quantified. The amendment established the efforts to calculate the so-called Disputed Reimbursement of the Benefits. Under the fourth clause of the amendment, the Disputed Reimbursement represents the difference between the Undisputable Reimbursement and the amount actually paid by the Company as pension benefits and pensioners set out in Law 4,819/58, for which, the Company understands, the State of São Paulo is originally liable, but paid by SABESP under a court order.

By entering into the third amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the disposed reimbursement of benefits set out in Law 4,819/58. At the time, the expectation was based on the willingness of the PGE to

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

However, new opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, refute the reimbursement of amount previously defined as controversial amount.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover amicably (without dispute) the receivables related to the Disputed Reimbursement.

As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, the Company: (i) on March 24, 2010, reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (BM&FBovespa) Arbitration Chamber; (ii) in June 2010, presented to Department of Finance a proposal to solve the outstanding items, such proposal was not accepted; (iii) on November 9, 2010, filed a judicial action against the State of São Paulo pleading the entire reimbursement related to employee benefits set out in Law 4,819/58 to finalize the discussion between the Company and GESP. Despite the legal action the Company will persist to obtain an agreement with GESP since the management believes that it is the better to the Company and to its shareholders than wait until the end of the judicial action.

The Company's management decided to not recognize the reimbursements which were not considered virtually certain that will be reimbursed by the State. As of December 31, 2012 and 2011, the amounts not recorded by the Company, related to the pension benefits paid on behalf of the State by the Company, totaled R$1,351,210 and R$1,290,663, respectively, including the amount of R$696,283 related to the transfer of the reservoirs in the Alto Tietê system. As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2012 and 2011, the pension benefit obligations of Plan G0 totaled R$1,547,161 and R$1,512,078, respectively. For detailed information on the pension benefit obligations refer to Note 17.

(b) Agreements for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs, which are owned by another entity controlled by the São Paulo State Government (Empresa Metropolitana de Águas e Energia S.A. - EMAE), according to grants from the relevant competent body and in compliance with the prevailing legislation.

EMAE has requested the payment of the receivable and to financial compensation for the use of water from these reservoirs, and the reimbursement of damages related to the nonpayment in due time.

The Company understands that no amounts are due for the use of these reservoirs but it is responsible for their maintenance and operating costs. Should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places and there would be the risk of making services in the region unfeasible and increasing sourcing cost.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

Three lawsuits were filed, two of them requesting injunctions to toll the statute of limitations and another to seek a decision by arbitration, as prescribed by an arbitration clause in the agreement entered into between the São Paulo State Government and former Light, in 1958.

The plaintiff understands that diverging opinions with SABESP should be resolved in an Arbitration Court, an opinion disputed by SABESP, which in turn claims it is not bound to an agreement in which its predecessor only participated as intervening party.

In February 2012, the arbitration commitment was established and this decision is subject to appeal. Notwithstanding, if an arbitration proceeding is concurrently filed, SABESP will take all the available judicial actions to defend its position. The Company’s management assessed this risk as possible loss.

(c) Agreements with reduced tariffs with State and Municipal Government Entities that joined the Water Rational Use Program (PURA).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

(d) Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(e) Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed. In 2012, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$12,298 (R$10,888 in December 2011).

No expenses related to personnel assigned by other entities to SABESP were recorded at December 31, 2012 and 2011.

(f) Services obtained from state government entities

As of December 31, 2012 and 2011, SABESP had an outstanding amount payable of R$958 and R$12,062, respectively, for services rendered by São Paulo State Government entities.

(g) Non-operating assets

As of December 31, 2012, the Company had an amount of R$969 related to free land lent to DAEE (Water and Electricity Department) (R$2,289 in December 2011).

(h) SABESPREV

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação Sabesp de Seguridade Social - SABESPREV. The net actuarial

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

liability recognized as of December 31, 2012 amounted to R$577,169 (R$538,619 in December 31, 2011) according to Note 18 (b).

(i) Compensation of key management personnel

Compensation:

SABESP's compensation policy for the Management and officers is set out according to guidelines of the State Government of São Paulo, the CODEC (State Capital Protection Board), and compensation is based on performance, market competitiveness, or other indicators related to the Company's business and subject to the shareholders’ approval at an Annual Shareholders' Meeting.

Officers' compensation is limited to the compensation of the State Governor, and the Board of Directors' compensation is equivalent to 30 percent of the executive committee' overall compensation, contingent on attendance of at least one monthly meeting.

The objective of the compensation policy is to set a private sector management paradigm to retain its staff and recruit competent, experienced and motivated professionals, considering the level of management efficiency currently required by the Company.

In addition to monthly fee, the members of the Board of Directors and the Executive Committee receive:

Bonuses:

For the purposes of compensating directors and officers of the companies where the State is the controlling shareholder, as an incentive policy, providing the company records quarterly, half-yearly, and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on shareholders’ equity. Annual bonuses cannot exceed the lower of six times the monthly compensation of the officers/directors nor 10 percent of the interest on shareholders’ equity paid by the company.

Annual reward:

Equivalent to one monthly fee, calculated on a prorated basis in December of each year.

The purpose of this reward is to correspond to the thirteenth salary paid to Company employees, as officers and directors' relationship with the Company is governed by its bylaws and not the labor code.

Benefits paid only to statutory officers - meal ticket, basket of food staples, medical care, weekly paid rest typified as a paid leave of 30 calendar days, and payment of a premium equivalent to one third of the monthly fee.

Expenses related to the compensation to the members of its board of directors and officers amounted to R$3,211 and R$2,614 for the years ended December 31, 2012 and 2011, respectively, and they refer to short-term benefits. An additional amount of R$1,074, related to the bonus program, was recorded in 2012 (R$1,069 in December 2011).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

(j) Loan agreement through credit facility

The Company holds interests in some companies, not holding the majority interest but with power of veto in some issues. Therefore, these companies are considered for accounting purposes as jointly controlled entities, and are proportionately consolidated pursuant to CPC 19.

These SPEs were created to implement specific projects and will be liquidated after their completion.

The Company entered into a loan agreement through credit facility with the Águas de Andradina S.A., Águas de Castilho S.A., and Aquapolo Ambiental S.A. to finance the operations of these companies, until the loans and financing required to banks are cleared.

The contracts signed on January 19, 2012 with Águas de Andradina and Águas de Castilho were settled in July 2012, according to the agreement’s provisions. On July 18, 2012, new agreements were signed with both companies, pursuant to the terms and conditions in the table below. The agreement signed with Aquapolo Ambiental on March 30, 2012 remains with the same features, according to the table below:

	Credit	Principal	Interest
Companies	limit	disbursed	balance	Interest rate	Maturity
Águas de				SELIC + 3.5%
Andradina	3,467	1,427	21	p.a.	07/17/2013
				SELIC + 3.5%
Águas de Castilho	675	403	6	p.a.	07/17/2013
Aquapolo				CDI + 1.2%
Ambiental	5,629	5,629	519	p.a.	04/30/2016
Aquapolo				CDI + 1.2%
Ambiental	19,000	19,000	1,076	p.a.	04/30/2015

Total	28,771	26,459	1,622

The amount disbursed is recognized in assets, in “Other receivables” and amounts to R$1,830 for principal and R$27 for interest recognized in current assets and R$24,629 for principal and R$1,595 for interest in noncurrent assets. As of December 31, 2012, the balance of principal and interest of these contracts is R$28,081. In 2012, financial income was impacted by R$1,672, referring to these loans; of which R$1,622 refers to outstanding agreements and R$50 refers to agreements settled in July 2012.

10 Indemnities Receivable

(i) Diadema

Indemnities receivable are noncurrent assets that represents amounts receivable from the municipality of Diadema as an indemnity for its unilateral termination of the concession for water supply and sewage services of the Company in 1995. As of December 31, 2011, this balance totaled R$60,295.

The Company invested in the construction of water and sewage systems in the municipalities of Diadema and Mauá in order to meet the concession service commitments.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to noncurrent assets (indemnities receivable).

The residual value of property, plant, and equipment items relating to the municipality of Diadema, reclassified in December 1996 was R$75,231, and the indemnities receivable from the municipality amounted to R$60,295 at December 31, 2011. In December 2012, an allowance account of R$60,295 was recorded, corresponding to the total receivable held by the Company.

SABESP filed lawsuits to collect the amounts due by the municipalities. It proposed the enforcement of the settlement entered into with the municipality of Diadema and Companhia de Saneamento de Diadema – Saned related to the payment of indemnity, and a motion to stay the execution was filed by the municipality of Diadema. In July 2008, the judge approved the seizure of cash from Saned's bank accounts and short-term investments (online seizure) of up to 10% of the adjusted debt, and the amount of R$2,919 were seized and withdrawn on March 3, 2009. Subsequently, the Court of Justice issued an injunction determining the seizure through weekly deposits by Saned in the amount corresponding to 20% of everything received in its bank accounts and short-term investments. Saned filed appeals against this decision, and currently an interlocutory appeal filed at the Federal Supreme Court is pending judgment.

A court decision was issued in October 2009 on the motion to stay execution filed by the municipality of Diadema that recognizes the existence and collectability of the debt and affirming that the execution against the Municipality should be made through certificate of judgment debt of the government. SABESP and the municipal government appealed against this decision. SABESP obtained favorable decision in September, 2011 from the Special Department of the Court of Justice, affirming to be constitutional the municipal law that allowed blocking the transfers of ICMS made by the State Government to the municipality (instead of payment only through a court-ordered debt bond). In July 2012, Sabesp’s appeal was partially upheld and the judge sentenced the continuance of execution by blocking the transfers of ICMS made by the State of São Paulo to the municipality of Diadema.

On December 29, 2008, Saned and the Municipality of Diadema entered into a Letter of Intent with the São Paulo State and SABESP for the purpose of preparing studies and conducting negotiations to guide Diadema's and SABESP's decisions, aiming to establish SABESP as the exclusive provider of water supply and sewage services for the City of Diadema, by means of an amicable settlement for the conflicts currently existing between the companies.

In January 2009, the parties filed a joint petition requesting the suspension of new seizures, for a three-month period, trying to enable an agreement. The suspension was confirmed by the Tax Court. As the settlement on which a possible agreement will be based was maintained, the suspension request was last renewed in March 2012.

In December 2012, SABESP resumed the execution through the freeze (pledge) of ICMS transfers to the Municipality of Diadema. After the issue of a court order to freeze the transfers, a supersedeas effect was granted to the extraordinary appeal filed by the Municipality of Diadema against the court’s decision that authorized the continuation of the execution by means of the transfer pledge.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

Currently, the freeze of transfers is suspended and awaiting the judgment on the appeal filed by the Municipality of Diadema against the decision that sentenced the issue of the court order, as well as the analysis of request for reconsideration submitted by SABESP in view of decision that granted the supersedeas effect to the extraordinary.

In addition, SABESP carries on the negotiations to enter into a new agreement with the current administration of the Municipality of Diadema.

On the other hand, a public civil action filed by the Public Prosecution Office of the State of São Paulo against the agreement based on the execution filed against the municipality of Diadema and Saned is pending judgment and since 2004 has been waiting for engineering and accounting expert examination. After negotiations initiated with the municipality of Diadema, the Public Prosecution Office pleaded the dismissal of the public civil action, which was rejected and was object of an appeal by SABESP.

(ii) Mauá

As regards Mauá, a lower court decision was rendered determining that the Municipality pays the amount of R$153.2 million as compensation for the investments made in the municipality by SABESP and for loss of profits. This award was confirmed by the Federal Supreme Court, in a final and unappealable decision, and SABESP has already resumed the execution in October 2012. The summons on the local government of Mauá and SAMA is currently pending.

The residual value of fixed assets related to the municipality of Mauá, reclassified in December 1999 was R$103,763, and indemnities receivable from the municipality were R$85,918 at December 31, 2010. Court decisions have been favorable to the Company and the receipt of amounts due by municipality shall occur as certificate of judgment debt of the government, which will be recognized upon effective receipt, in view of uncertainties related to the settlement of amounts involved and the track record related to prioritizing payments of certificate of judgment debt of the government in the municipality of Mauá.

In December 2012 and 2011, the indemnity referring to the municipality of Mauá was fully accrued.

Management believes that the Company has legal rights to receive the indemnities and is monitoring the judicial lawsuits.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

11 Intangible Assets

(a) Balance sheet balances (*)

	PARENT
	December 31, 2012			December 31, 2011
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangibles arising from:
Service Concession agreements (i)	8,408,007	(1,511,813)	6,896,194	8,362,440	(1,630,618)	6,731,822
Concession contracts (ii)	1,402,854	(292,918)	1,109,936	1,252,422	(247,434)	1,004,988
Program contracts (iii)	5,288,541	(1,469,369)	3,819,172	3,914,369	(1,169,810)	2,744,559
Program contracts – commitments (iv)	627,989	(56,898)	571,091	473,327	(38,341)	434,986
Service contract – São Paulo (v)	10,604,942	(1,036,455)	9,568,487	9,781,799	(591,226)	9,190,573
New businesses (vi)	-	-	-	21,400	(4,923)	16,477
Software licenses	55,615	(52,969)	2,646	52,743	(50,427)	2,316
Total	26,387,948	(4,420,422)	21,967,526	23,858,500	(3,732,779)	20,125,721

	CONSOLIDATED
	December 31, 2012			December 31, 2011
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangibles arising from:
Service Concession agreements (i)	8,432,421	(1,511,981)	6,920,440	8,378,432	(1,630,664)	6,747,768
Concession contracts (ii)	1,402,854	(292,918)	1,109,936	1,252,422	(247,434)	1,004,988
Program contracts (iii)	5,288,541	(1,469,369)	3,819,172	3,914,369	(1,169,810)	2,744,559
Program contracts – commitments (iv)	627,989	(56,898)	571,091	473,327	(38,341)	434,986
Service contract – São Paulo (v)	10,604,942	(1,036,455)	9,568,487	9,781,799	(591,226)	9,190,573
New businesses (vi)	-	-	-	21,400	(4,923)	16,477
Software licenses	55,784	(52,988)	2,796	52,755	(50,429)	2,326
Total	26,412,531	(4,420,609)	21,991,922	23,874,504	(3,732,827)	20,141,677

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

(b) Changes

	PARENT
	December 31, 2011	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	December 31, 2012
Intangibles arising from:
Service Concession agreements
(i)	6,731,822	976,205	(652,973)	(21,602)	(916)	(136,342)	6,896,194
Concession contracts (ii)	1,004,988	150,963	-	-	(14)	(46,001)	1,109,936
Program contracts (iii)	2,744,559	483,448	652,973	-	(3,095)	(58,713)	3,819,172
Program contracts –
commitments (iv)	434,986	154,662	-	-	-	(18,557)	571,091
Service contract – São Paulo (v)	9,190,573	882,868	-	(49,486)	(5,977)	(449,491)	9,568,487
New businesses (vi)	16,477	-	-	(16,477)	-	-	-
Software licenses	2,316	2,872	-	-	-	(2,542)	2,646
Total	20,125,721	2,651,018	-	(87,565)	(10,002)	(711,646)	21,967,526

	PARENT
	December 31, 2010	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	December 31, 201a
Intangibles arising from:
Service Concession agreements(i)	6,328,773	1,114,665	(403,786)	(63,487)	(16,228)	(228,115)	6,731,822
Concession contracts (ii)	982,973	2,166	-	57,718	(2,780)	(35,089)	1,004,988
Program contracts (iii)	2,134,377	225,510	403,786	(31)	(3,810)	(15,273)	2,744,559
Program contracts – commitments
(iv)	311,276	139,385	-	-	-	(15,675)	434,986
Service contract – São Paulo (v)	8,764,958	930,961	-	(36,234)	(32,383)	(436,729)	9,190,573
New businesses (vi)	11,228	9,271	-	-	-	(4,022)	16,477
Software licenses	7,937	3,285	-	-	-	(8,906)	2,316

Total	18,541,522	2,425,243	-	(42,034)	(55,201)	(743,809)	20,125,721

	CONSOLIDATED
	December 31, 2011	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	December 31, 2012
Intangibles arising from:
Service Concession agreements (i)	6,747,768	984,630	(652,973)	(21,602)	(916)	(136,467)	6,920,440
Concession contracts – economic
value (ii)	1,004,988	150,963	-	-	(14)	(46,001)	1,109,936
Program contracts (iii)	2,744,559	483,448	652,973	-	(3,095)	(58,713)	3,819,172
Program contracts –
commitments (iv)	434,986	154,662	-	-	-	(18,557)	571,091
Service contract – São Paulo (v)	9,190,573	882,868	-	(49,486)	(5,977)	(449,491)	9,568,487
New businesses (vi)	16,477	-	-	(16,477)	-	-	-
Software licenses	2,326	3,029	-	-	-	(2,559)	2,796
Total	20,141,677	2,659,600	-	(87,565)	(10,002)	(711,788)	21,991,922

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

			CONSOLIDATED
	December 31, 2010	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	December 31, 2011
Intangibles arising from:
Service Concession agreements (i)	6,334,087	1,125,334	(403,786)	(63,487)	(16,228)	(228,152)	6,747,768
Concession contracts (ii)	982,973	2,166	-	57,718	(2,780)	(35,089)	1,004,988
Program contracts (iii)	2,134,377	225,510	403,786	(31)	(3,810)	(15,273)	2,744,559
Program contracts – commitments
(iv)	311,276	139,385	-	-	-	(15,675)	434,986
Service contract – São Paulo (v)	8,764,958	930,961	-	(36,234)	(32,383)	(436,729)	9,190,573
New businesses (vi)	11,228	9,271	-	-	-	(4,022)	16,477
Software licenses	7,937	3,297	-	-	-	(8,908)	2,326
Total	18,546,836	2,435,924	-	(42,034)	(55,201)	(743,848)	20,141,677

(*) The Company reclassified amounts among items within intangible assets note, changing neither the opening or closing balances nor the changes in line items, since this reclassification does not require changing the amortization rates, which did not represented any adjustment to the balance sheet, the income statement, the statement of cash flow, or equity.

This reclassification, to provide more accurate information, refers to items preceding the signatures of program contracts and service agreements that in the financial statements for the year ended December 31, 2011 were classified under “Concession contracts”. Previously existing items were classified as concession contracts prior to the signature of program contracts and service agreements.

The amortization term of previously existing items transferred from “Service Concession agreements” to “Concession contracts”, “Program Contracts” and “Services contract – São Paulo” are amortized over their useful lives, i.e. have the same amortization criteria, regardless of the group they are classified.

The net effects of these reclassifications are the following: as of December 31, 2011, R$4,341,877 were reclassified from Service Concession agreements to program contract (R$1,673,779) and to services contract (R$2,668,098). As of December 31, 2010, R$3,938,089 were reclassified from Service Concession agreements to program contract (R$1,269,993) and to services agreements (R$2,668,096). The total balances of intangible assets as of December 31, 2011 and 2010 did not change.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

(c) Construction services

	CONSOLIDATED
	2012
	Water	Sewage
	supply	services	Total
Construction revenue	1,054,851	1,419,761	2,474,612
Construction costs	1,036,456	1,387,341	2,423,797

	CONSOLIDATED
	2011
	Water	Sewage
	supply	services	Total
Construction revenue	1,066,524	1,168,254	2,234,778
Construction costs	1,044,122	1,142,198	2,186,320

(d) Intangibles arising from concession contracts

The Company operates concession contracts covering the provision of basic and environmental sanitation services, water supply and sewage services. These concession contracts set out rights and obligations related to the infrastructure and to the public service (See Note 3.8 (a)). A general obligation also exists to return the concession infrastructure to the concession grantor in good working condition at the end of the concession.

As of December 31, 2012 and 2011, the Company operates in 363 municipalities in the State of São Paulo. In most of these contracts operations are based on 30-year concession period.

The services provided by the Company are billed at a price regulated and controlled by the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP).

Intangible assets arising on concession contracts include:

(i) Service Concession contracts

The concession agreements state that the assets will be handed over to the concession grantor at the end of the agreement, through compensation for the residual value or fair value of the underlying tangible assets as set forth in each agreement, and amortization is calculated on a straight-line basis, taking into consideration the useful lives of the tangible assets.

(ii) Concession contracts

From 1999 through 2006, the negotiations for new concessions were conducted based on the economic and financial results of the transaction, determined in a valuation report issued by independent appraisers.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

The amount determined in the related agreement, after the transaction is closed with the municipality, realized through the subscription of Company shares or in cash, is recorded in this line item and amortized over the related concession period (usually 30 years). As of December 31, 2012 and 2011 there were no outstanding amounts related to these payments to the municipalities.

Intangible assets are amortized on a straight-line basis over the shorter of the concession period or the useful lives of the underlying assets.

(iii) Program contracts

These refer to the renewal of contracts previously referred to as concession contracts whose purpose is to provide sanitation services. The amortization of the assets acquired until the program contracts’ execution dates is calculated on a straight-line basis, taking into consideration the useful lives of the assets. Assets acquired or built after the program contracts’ execution dates are amortized over the shorter of the contract period (30 years) or the useful lives of underlying assets.

(iv) Program contracts - Commitments

After the enactment of the regulatory framework in 2007, renewals of concessions started to be made through of program contracts. In some of these program contracts, the Company undertakes the commitment to financially participate in social and environmental actions. The assets built and financial commitments assumed within the program contracts are recorded as intangible assets and are amortized on a straight-line basis over the duration of the program contract (mostly, 30 years).

As of December 31, 2012, amortization expenses related to the commitments of the program contract were R$18,557 (R$15,675 in December 2011).

The amounts not yet disbursed related to commitments under the program contracts are recorded in “Program Contracts – Commitments” in current liabilities (in the amount of R$148,220 and R$62,287 at December 31, 2012 and 2011, respectively) and noncurrent liabilities (in the amount of R$87,407 and R$130,978 at December 31, 2012 and 2011, respectively).

(v) Services contract - São Paulo

On June 23, 2010, the Company entered into an agreement with the State of São Paulo and the Municipality of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30-year period, which is extendable for another 30-year period.

Also on June 23, 2010, an agreement was signed between the state and municipal government, and SABESP and the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”) are the consenting and intervening parties, whose main aspects are the following:

1. The State and the Municipality of São Paulo grant Sabesp the right to explore the sanitation service in the capital of the State of São Paulo, which consists of the obligation to such provide service and charge the respective tariff for this service;

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

2. The State and the Municipality designate ARSESP as the agency responsible for regulating the tariff, controlling and monitoring the services;

3. The evaluation model of the contract is the discounted cash flows, which considered the financial and economic sustainability of the operation;

4. All operating costs, taxes, investments and the opportunity cost of the investees and the creditors of Sabesp were considered in the cash flow analysis;

5. The agreement provides for investments established in the agreement comply with the minimum of 13% of the gross revenue from the municipality of São Paulo, net of the taxes on revenues. Investment plans referring to Sabesp’s execution shall be compatible with the activities and programs foreseen in the state, municipal sanitation plans, and where applicable, the metropolitan plan. The investment plan is not definite and will be revised by Managing Committee every four years, especially as to investments to be made in the following period;

6. The payment related to the Municipal Fund of Environmental Sanitation and Infrastructure to be applied in the sanitation service within the municipality must be recovered through the tariffs charges. Such payment represents 7.5% of the gross revenue from the municipality of São Paulo, net of the taxes on revenue;

7. The opportunity cost of the investees and the creditors was established by the Weighted Average Cost of Capital (WACC) methodology. The WACC was the interest rate used to discount the cash flow of the operation; and

8. The agreement considers the recovery of net assets in operation, preferably evaluated through equity valuation or carrying amount monetarily restated, as defined by ARSESP. In addition, the agreement provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the agreement.

The agreement represents approximately 55% of the total revenue of the Company, ensures the judicial and assets security, adequate return to shareholders and quality services to its customers.

The municipality of São Paulo and the Company did not conclude an agreement to equalize financial pending issues existing until the signature date of the Agreement related to the rendering of water supply and sewage collection services to the real properties of the municipality, reason that, the Company filed a suit to collect these accounts, which are accrued for losses.

(e) Disposals of underlying concession intangible assets

In 2012, the Company wrote off underlying intangible assets totaling R$10,002 (R$55,201 in December 2011), due to obsolescence, theft, disposals and discontinued works, unproductive wells, and economically unfeasible projects, as well as those resulting from the completion of the inventory taking.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

(f) Capitalization of interest and other financial charges

In 2012, the Company capitalized interest and inflation adjustment, including related foreign exchange differences, in concession intangible assets totaling R$283,016 at an average rate of 5.92% (R$261,886 in December 2011, at an average rate of 5.32%), during the construction period.

(g) Construction margin

The Company acts as a primary responsible to build and install the infrastructure related to the concession, using own efforts or by outsourcing services, and is significantly exposed to the related risks and rewards.

The Company, therefore, recognizes revenue from construction service corresponding to the cost of construction added of a gross margin. In general, concession-related construction works are performed by third parties. In this case the margin is lower and covers the construction management and the assumption of the primary risk. In 2012 and 2011 the margin was 2.3%.

The consolidated amount of the construction margin for 2012 and 2011 was R$50,815 and R$48,458, respectively.

(h) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets after the transaction is completed. In 2012, the total amount related to expropriations was R$34,731 (R$12,167 in December 2011).

(i) Assets pledged as guarantee

As of December 31, 2012 and 2011, the Company had underlying physical assets totaling R$249,034 offered as guarantee to the request for the PAES (tax debt refinancing program) (Note 14).

(j) Public-Private Partnership (PPP)

The Company and CAB-Sistema Produtor Alto Tietê S.A., special purpose entity, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private-partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

As of December 31, 2012 and 2011 the amount recognized as intangible asset related to PPP was R$426,791 and R$474,818, respectively.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

(k) Works in progress

The amount of R$5.1 billion is recorded as intangible assets from works in progress at December 31, 2012 (R$5.7 billion at December 31, 2011).

(l) Amortization of intangible assets

The average amortization rate was 4.0% in 2012 and 4.3% in 2011.

(m) Investment property

As of December 31, 2012, the balances of “Investment property” totaled R$54,046 (R$52,585 in December 2011). As of December 31, 2012, the fair value of these properties totaled R$295,538 (R$284,670 in December 2011).

12 Property, Plant and Equipment (a) Balance sheet balances

	PARENT
	December 31, 2012			December 31, 2011
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	88,328	-	88,328	109,303	-	109,303
Buildings	56,339	(30,778)	25,561	39,574	(30,142)	9,432
Equipment	191,202	(121,569)	69,633	160,833	(100,616)	60,217
Transportation equipment	13,882	(7,267)	6,615	21,023	(19,532)	1,491
Furniture and fixtures	16,203	(10,016)	6,187	27,690	(27,593)	97
Outros	1,109	(723)	386	2,758	(1,713)	1,045
	367,063	(170,353)	196,710	361,181	(179,596)	181,585

	CONSOLIDATED
	December 31, 2012			December 31, 2011
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	88,328	-	88,328	109,303	-	109,303
Buildings	233,048	(33,792)	199,256	39,574	(30,142)	9,432
Equipment	211,393	(131,480)	79,913	160,915	(100,626)	60,289
Transportation equipment	17,119	(10,455)	6,664	21,071	(19,549)	1,522
Furniture and fixtures	16,567	(10,270)	6,297	27,810	(27,601)	209
Other	1,448	(1,063)	385	2,758	(1,713)	1,045
Works in progress	2,540	-	2,540	174,668	-	174,668
	570,443	(187,060)	383,383	536,099	(179,631)	356,468

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

(b) Changes

	PARENT
	December 31, 2010	Additions	Transfer	Write- offs and disposals	Depreciation	December 31, 2011
Land	119,567	-	(10,264)	-	-	109,303
Buildings	12,031	-	(287)	(3)	(2,309)	9,432
Equipment	71,466	9,858	-	(1,333)	(19,774)	60,217
Transportation equipment	1,661	1,002	-	(4)	(1,168)	1,491
Furniture and fixtures	453	961	-	(7)	(1,310)	97
Other	1,206	174	-	-	(335)	1,045
	206,384	11,995	(10,551)	(1,347)	(24,896)	181,585

	PARENT
	December 31, 2011	Additions	Transfer	Write- offs and disposals	Depreciation	December 31, 2012
Land	109,303	-	(20,349)	(626)	-	88,328
Buildings	9,432	-	18,768	(873)	(1,766)	25,561
Equipment	60,217	11,829	16,825	(510)	(18,728)	69,633
Transportation equipment	1,491	4,572	1,427	(7)	(868)	6,615
Furniture and fixtures	97	976	5,429	(41)	(274)	6,187
Other	1,045	-	(498)	-	(161)	386
	181,585	17,377	21,602	(2,057)	(21,797)	196,710

	CONSOLIDATED
	December 31, 2010	Additions	Transfer	Write- offs and disposals	Depreciation	December 31, 2011
Land	119,567	-	(10,264)	-	-	109,303
Buildings	12,031	-	(287)	(3)	(2,309)	9,432
Equipment	71,466	9,940	-	(1,333)	(19,784)	60,289
Transportation equipment	1,661	1,050	-	(4)	(1,185)	1,522
Furniture and fixtures	453	1,081	-	(7)	(1,318)	209
Other	1,206	174	-	-	(335)	1,045
Works in progress	43,222	131,446	-	-	-	174,668

	249,606	143,691	(10,551)	(1,347)	(24,931)	356,468

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements
Years Ended December 31, 2012 and 2011
Amounts in thousands of reais, unless otherwise indicated

	CONSOLIDATED
	December 31, 2011	Additions	Transfer	Write- offs and disposals	Depreciation	December 31, 2012
Land	109,303	-	(20,349)	(626)	-	88,328
Buildings	9,432	2,743	190,896	(873)	(2,942)	199,256
Equipment	60,289	22,316	16,825	(510)	(19,007)	79,913
Transportation equipment	1,522	4,605	1,427	(7)	(883)	6,664
Furniture and fixtures	209	983	5,429	(41)	(283)	6,297
Other	1,045	-	(498)	-	(162)	385
Works in progress	174,668	-	(172,128)	-	-	2,540

	356,468	30,647	21,602	(2,057)	(23,277)	383,383

(c) Depreciation

The Company reviews the depreciation rates annually: buildings - 2%; equipment - 5%; transportation equipment - 10%, and furniture and fixtures - 6.7%. Land is not depreciated.

The average depreciation rate was 9.8% in 2012 and 9.9% in 2011.

(d) Capitalization of interest and other financial charges

In 2012, the amount of capitalized interest proportional to the Company’s interests held in jointly controlled entities totaled R$13,655.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated )

13	Loans and Financing
		PARENT
		December 31, 2012			December 31, 2011
Financial institution		Current	Noncurrent	Total	Current	Noncurrent	Total
LOCAL CURRENCY
Banco do Brasil		380,631	100,306	480,937	348,695	479,548	828,243
10th issue debentures		36,459	252,166	288,625	2,008	283,293	285,301
11th issue debentures		472,500	535,949	1,008,449	202,500	1,005,748	1,208,248
12th issue debentures		-	499,511	499,511	-	499,613	499,613
13th issue debentures		-	-	-	599,411	-	599,411
14th issue debentures		-	284,649	284,649	-	279,810	279,810
15th issue debentures		-	791,451	791,451	-	-	-
16th issue debentures		-	499,457	499,457	-	-	-
Brazilian Federal Savings Bank		116,867	918,756	1,035,623	110,479	908,452	1,018,931
Brazilian Development Bank - BNDES		4,154	-	4,154	37,554	3,491	41,045
Brazilian Development Bank - BNDES BAIXADA SANTISTA		16,309	97,855	114,164	16,309	114,165	130,474
Brazilian Development Bank - BNDES PAC		8,447	80,244	88,691	6,428	67,489	73,917
Brazilian Development Bank - BNDES PAC II 9751		-	6,500	6,500	-	-	-
Brazilian Development Bank - BNDES PAC II 9752		-	13,000	13,000	-	-	-
Brazilian Development Bank - BNDES ONDA LIMPA		19,230	216,026	235,256	14,270	235,383	249,653
Leases		-	215,774	215,774	-	49,609	49,609
Other		763	2,923	3,686	1,155	3,503	4,658
Interest and finance charges		89,567	-	89,567	100,998	-	100,998
TOTAL IN LOCAL CURRENCY		1,144,927	4,514,567	5,659,494	1,439,807	3,930,104	5,369,911
FOREIGN CURRENCY
Inter-American Development Bank - BID US$417,295 thousand (US$386,862 thousand inDecember 2011)		77,967	770,494	848,461	71,591	652,141	723,732

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated )

	PARENT
	December 31, 2012			December 31, 2011

Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
International Bank for Reconstruction and Development -RBRD –US$26,864 thousand
(US$10,316 thousand in December 2011)	-	54,492	54,492	-	18,928	18,928
Eurobonds - US$140,000 thousand (US$140,000 thousand in December 2011)	-	285,655	285,655	-	262,067	262,067
Eurobonds - US$350,000 thousand (US$350,000 thousand in December 2011)	-	708,076	708,076	-	649,024	649,024
JICA 15– ¥ 19,591,310 thousand (¥ 20,743,740 thousand in December 2011)	27,335	437,371	464,706	28,015	476,266	504,281
JICA 18 – ¥ 17,614,720 thousand (¥ 18,650,880 thousand in December 2011)	24,578	392,894	417,472	25,189	427,843	453,032
JICA 17-¥ 324,213 thousand (¥ 62,292 thousand in December 2011)	-	7,524	7,524	-	1,420	1,420
JICA 19-¥ 5,407 thousand	-	1	1	-	-	-
BID 1983AB - US$202,115 thousand (US$226,058 thousand in December 2011)	48,926	361,587	410,513	44,911	376,355	421,266
Interest and finance charges	18,861	-	18,861	19,671	-	19,671
TOTAL IN FOREIGN CURRENCY	197,667	3,018,094	3,215,761	189,377	2,864,044	3,053,421

TOTAL LOANS AND FINANCING	1,342,594	7,532,661	8,875,255	1,629,184	6,794,148	8,423,332

Quote as of December 31, 2012 US$2.0435; Yen 0.023720 (US$1.8758; Yen 0.024310 at December 31, 2011)
As of December 31, 2012, the Company did not record loans and financing obtained in 2012 maturing within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated )

	CONSOLIDATED
	December 31, 2012			December 31, 2011
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
LOCAL CURRENCY
Banco do Brasil	380,631	100,306	480,937	348,695	479,548	828,243
10th issue debentures	36,459	252,166	288,625	2,008	283,293	285,301
11th issue debentures	472,500	535,949	1,008,449	202,500	1,005,748	1,208,248
12th issue debentures	-	499,511	499,511	-	499,613	499,613
13th issue debentures	-	-	-	599,411	-	599,411
14th issue debentures	-	284,649	284,649	-	279,810	279,810
15th issue debentures	-	791,451	791,451	-	-	-
16th issue debentures	-	499,457	499,457	-	-	-
1st issue debentures – Aquapolo	847	157,020	157,867	-	160,099	160,099
Brazilian Federal Savings Bank	117,217	931,004	1,048,221	110,646	917,574	1,028,220
Brazilian Development Bank – BNDES	4,154	-	4,154	37,554	3,491	41,045
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	97,855	114,164	16,309	114,165	130,474
Brazilian Development Bank - BNDES PAC	8,447	80,244	88,691	6,428	67,489	73,917
Brazilian Development Bank - BNDES PAC II 9751	-	6,500	6,500	-	-	-
Brazilian Development Bank - BNDES PAC II 9752	-	13,000	13,000	-	-	-
Brazilian Development Bank - BNDES ONDA LIMPA	19,230	216,026	235,256	14,270	235,383	249,653
Loans	-	215,774	215,774	-	49,609	49,609
Other	5,416	2,923	8,339	1,784	3,503	5,287
Interest and finance charges	108,514	-	108,514	101,028	2,916	103,944
TOTAL IN LOCAL CURRENCY	1,169,724	4,683,835	5,853,559	1,440,633	4,102,241	5,542,874
FOREIGN CURRENCY

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated )

	CONSOLIDATED
	December 31, 2012			December 31, 2011
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Inter-American Development Bank - BID US$417,295 thousand ( US$386,862 thousand in December
2011)	77,967	770,494	848,461	71,591	652,141	723,732
International Bank for Reconstruction and Development -IBRD –US$26,864 thousand (US$10,316
thousand in December 2011)	-	54,492	54,492	-	18,928	18,928
Eurobonds - US$140,000 thousand (US$140,000 thousand in December 2011)	-	285,655	285,655	-	262,067	262,067
Eurobonds - US$350,000 thousand (US$350,000 thousand in December 2011)	-	708,076	708,076	-	649,024	649,024
JICA 15– ¥ 19,591,310 thousand (¥ 20,743,740 thousand in December 2011)	27,335	437,371	464,706	28,015	476,266	504,281
JICA 18 – ¥ 17,614,720 thousand (¥ 18,650,880 thousand in December 2011)	24,578	392,894	417,472	25,189	427,843	453,032
JICA 17-¥ 324,213 thousand (¥ 62,292 thousand in December 2011)	-	7,524	7,524	-	1,420	1,420
JICA 19-¥ 5,407 thousand	-	1	1	-	-	-
BID 1983AB - US$202,115 thousand (US$226,058 thousand in December 2011)	48,926	361,587	410,513	44,911	376,355	421,266
Interest and finance charges	18,861	-	18,861	19,671	-	19,671
TOTAL IN FOREIGN CURRENCY	197,667	3,018,094	3,215,761	189,377	2,864,044	3,053,421
TOTAL LOANS AND FINANCING	1,367,391	7,701,929	9,069,320	1,630,010	6,966,285	8,596,295

Quote as at December 31, 2012 US$2.0435; Yen 0.023720 (US$1.8758; Yen 0.024310 as of December 31, 2011)
As of December 31, 2012, the Company did not record loans and financing obtained in 2012 maturing within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated )

				FOREIGN
	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	EXCHANGE
				ADJUSTMENT
LOCAL CURRENCY
	SÃO PAULO STATE
Banco do Brasil	GOVERNMENT AND OWN	2014	8.50%	UPR
	FUNDS
10th issue debentures	OWN FUNDS	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
11th issue debentures	OWN FUNDS	2015	CDI + 1.95% (series 1) and CDI + 1.4% (series 2)
12th issue debentures	OWN FUNDS	2025	TR + 9.5%
13th issue debentures	OWN FUNDS	2012	CDI + 0.65%
14th issue debentures	OWN FUNDS	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issue debentures	OWN FUNDS	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
16th issue debentures	OWN FUNDS	2015	CDI + 0.30% to 0.70%
1st issue debentures – Aquapolo	OWN FUNDS	2029	TR + 8.75%
Brazilian Federal Savings Bank	OWN FUNDS	2011/32	6.8% (weighted)	UPR
Brazilian Development Bank - BNDES	OWN FUNDS	2013	3% + TJLP LIMIT 6%
Brazilian Development Bank - BNDES BAIXADA SANTISTA	OWN FUNDS	2019	2.5% + TJLP LIMIT 6%
Brazilian Development Bank - BNDES PAC	OWN FUNDS	2023	2.15% + TJLP LIMIT 6%
Brazilian Development Bank- BNDES PAC II 9751	OWN FUNDS	2027	1.72%+TJLP LIMIT 6%
Brazilian Development Bank - BNDES PAC II 9752	OWN FUNDS	2027	1.72%+TJLP LIMIT 6%
Brazilian Development Bank - BNDES ONDA LIMPA	OWN FUNDS	2025	1.92% + TJLP LIMIT 6%
		2011/2018/	TJLP + 6% /
Other	OWN FUNDS			UPR
		2025	12%

FOREIGN CURRENCY
Inter-American Development Bank - BID US$417,295 thousand	FEDERAL GOVERNMENT	2017 to 2035	0.99% to 3.00%	US$
International Bank for Reconstruction and Development - IBRD US$26,864 thousand	FEDERAL GOVERNMENT	2034	0.82%	US$
Eurobonds – US$140,000 thousand	-	2016	7.50%	US$

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated )

				FOREIGN
	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	EXCHANGE
				ADJUSTMENT
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥19,591,310 thousand	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 18– ¥17,614,720 thousand	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 17– ¥324,213 thousand	FEDERAL GOVERNMENT	2035	1.2% and 0.01%	Yen
JICA 19– ¥5,407 thousand	FEDERAL GOVERNMENT	2037	1.7% and 0.01%	Yen
BID 1983AB – US$202,115 thousand	-	2023	2.49% to 2.99%	US$

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated )

(i)	Payment schedule – book values

		PARENT
		2013	2014	2015	2016	2017	2018	2019 to 2036	TOTAL
	LOCAL CURRENCY
	Banco do Brasil	380,631	100,306	-	-	-	-	-	480,937
	Debentures	508,959	349,265	977,720	212,313	214,296	370,787	738,802	3,372,142
	Brazilian Federal Savings Bank	116,867	78,583	56,989	56,394	59,016	62,392	605,382	1,035,623
	BNDES	4,154	-	-	-	-	-	-	4,154
	BNDES BAIXADA SANTISTA	16,309	16,309	16,309	16,309	16,309	16,309	16,310	114,164
	BNDES PAC	8,447	8,447	8,447	8,447	8,447	8,447	38,009	88,691
	BNDES PAC II 9751	-	813	1,083	1,083	1,083	1,083	1,355	6,500
	BNDES PAC II 9752	-	-	813	1,083	1,083	1,083	8,938	13,000
	BNDES ONDA LIMPA	19,230	19,230	19,230	19,230	19,230	19,230	119,876	235,256
	Leases	-	-	-	-	-	-	215,774	215,774
	Other	763	497	560	631	711	524	-	3,686
	Interest and finance charges	89,567	-	-	-	-	-	-	89,567
	TOTAL IN LOCAL CURRENCY	1,144,927	573,450	1,081,151	315,490	320,175	479,855	1,744,446	5,659,494
	FOREIGN CURRENCY
	BID	77,967	77,967	77,967	77,967	88,109	36,822	411,662	848,461
	IRBD	-	-	-	-	-	-	54,492	54,492
	Eurobonds	-	-	-	285,655	-	-	708,076	993,731
	JICA	51,913	51,913	51,913	51,913	52,121	52,329	577,601	889,703
	BID 1983AB	48,926	48,926	48,926	48,926	48,926	48,496	117,387	410,513
	Interest and finance charges	18,861	-	-	-	-	-	-	18,861
	TOTAL IN FOREIGN CURRENCY	197,667	178,806	178,806	464,461	189,156	137,647	1,869,218	3,215,761
	Total	1,342,594	752,256	1,259,957	779,951	509,331	617,502	3,613,664	8,875,255

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated )

	CONSOLIDATED
	2013	2014	2015	2016	2017	2018	2019 to 2036	TOTAL
LOCAL CURRENCY
Banco do Brasil	380,631	100,306	-	-	-	-	-	480,937
Debentures	509,806	359,430	987,885	222,478	224,461	380,952	844,997	3,530,009
Brazilian Federal Savings Bank	117,217	79,283	57,689	57,094	59,715	63,091	614,132	1,048,221
BNDES	4,154	-	-	-	-	-	-	4,154
BNDES BAIXADA SANTISTA	16,309	16,309	16,309	16,309	16,309	16,309	16,310	114,164
BNDES PAC	8,447	8,447	8,447	8,447	8,447	8,447	38,009	88,691
BNDES PAC II 9751	-	813	1,083	1,083	1,083	1,083	1,355	6,500
BNDES PAC II 9752	-	-	813	1,083	1,083	1,083	8,938	13,000
BNDES ONDA LIMPA	19,230	19,230	19,230	19,230	19,230	19,230	119,876	235,256
Leases	-	-	-	-	-	-	215,774	215,774
Other	5,416	497	560	631	711	524	-	8,339
Interest and charges	108,514	-	-	-	-	-	-	108,514
TOTAL IN LOCAL CURRENCY	1,169,724	584,315	1,092,016	326,355	331,039	490,719	1,859,391	5,853,559
FOREIGN CURRENCY
BID	77,967	77,967	77,967	77,967	88,109	36,822	411,662	848,461
IBRD	-	-	-	-	-	-	54,492	54,492
Eurobonds	-	-	-	285,655	-	-	708,076	993,731
JICA	51,913	51,913	51,913	51,913	52,121	52,329	577,601	889,703
BID 1983AB	48,926	48,926	48,926	48,926	48,926	48,496	117,387	410,513
Interest and finance charges	18,861	-	-	-	-	-	-	18,861
Foreign currency	197,667	178,806	178,806	464,461	189,156	137,647	1,869,218	3,215,761
Total	1,367,391	763,121	1,270,822	790,816	520,195	628,366	3,728,609	9,069,320

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated )

(a) Banco do Brasil

In March 1994, the Company refinanced the existing loan agreements with Caixa Econômica Federal, which assigned loans represented by receivables from the Federal Government, with Banco do Brasil acting as financial agent. Under the agreement entered into with the Federal Government, payments are made based on the Price amortization system, monthly indexed by the Standard Benchmark Unit (UPR), which is equal to the Government's benchmark interest rate (TR), plus interest of 8.5% per year. The interest and principal are monthly paid with final maturity in 2014. This financing is  uaranteed by the State Government of São Paulo by a pledge of its own and Company revenues.

(b) Debentures

(i) 10th issue of debentures

On November 15, 2009, the Company launched 100 debentures, subscribed exclusively by the National Bank for Economic and Social Development (BNDES). These debentures were distributed in three nonconvertible series, at a nominal value of R$2.753, totaling R$275,370. This transaction was settled on December 15, 2009, for all series.

	Number	Adjustment	Interest	Interest payment	Amortization	Maturity
Series 1	28	-	TJLP + 1.92%	Quarterly to November	Monthly (starting in	November
			p.a.	2012 and monthly	December 2012)	2020
				thereafter
Series 2	30	IPCA	9.53% p.a.	Annual	Annual (starting in	December
					December 2013)	2020
Series 3	42	-	TJLP + 1.92%	Quarterly to November	Monthly (starting in	November
			p.a.	2012 and monthly	December 2012)	2020
				thereafter

The proceeds from this issuance will be used in expenditures in water supply and sewage systems in the following projects: Water Treatment Stations, in Rio Grande, Litoral Norte, Vale do Paraíba and Mantiqueira, Bacia do Piracicaba-Capivari-Jundiaí; and in the loss reduction program.

In 2012 and 2011, interest expense related to series 1 totaled R$5,844 and R$6,016, related to series 2 totaled R$9,273 and R$8,862, and related to series 3 totaled R$8,767 and R$9,025, respectively.

The early amortization, fully or partially, of the subscribed debentures, when authorized by BNDES and/or BNDESPAR, shall always occur jointly, observing the proportionality between the outstanding balances of Series 1, 2 and 3 Debentures of all issues. The agreement does not include a premium due to early amortization.

Financial covenants – Calculated every quarter, upon the disclosure of interim or annual financial statements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

  EBITDA/Net operating revenue: equal or higher than 38%.
  EBITDA/Financial expenses: equal to or higher than 2.35.
  Net debt/EBITDA: equal to or higher than 3.65.

The agreement has a cross default clause, i.e., the early maturity of any of the Company’s debts, the amount of which may anyhow compromise the settlement of its obligations provided for in the indenture deed shall imply the early maturity of this agreement.

(ii) 11th issue of debentures

On March 1, 2010, the Company conducted the 11th issue of debentures. On April 30 and May 3, 2010 the Company settled series 1 and 2, respectively, through a public offering, the proceeds from which will be used to early redeem the 90 promissory notes issued on December 1, 2009, whose features are summarized below:

Number	Adjustment	Interest	Interest payment	Amortization	Maturity

Series 1 810,000	-	DI+ 1.95%	Semiannual	Annual (from	March 2015
		p.a.	(September and	March 2013)
March)
Series 2 405,000	-	DI + 1.40%	Semiannual	Annual (from	March 2013
		p.a.	(September and	March 2012)
March)

The interest expense in 2012 and 2011 related to the series 1 was R$82,540 and R$107,081 and R$24,467 and R$52,369 related to series 2, respectively.

The Issuer, at its sole discretion, as of the 24th month, including, after the issue date, and at the end of each capitalization period, pursuant to the terms and conditions set forth hereinbelow, by resolution at the Issuer’s Board of Directors’ meeting may early redeem series 1 Debentures, fully or partially. There will be no optional early redemption for Series 2 debentures. If the issuer elects the early redemption as of the 24th month, there will be a premium of 1.00% p.a. to the debenture holder, of 0.90% p.a. as of the 30th month and of 0.86% p.a. as of the 36th month.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

. Adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0.

. EBITDA to financial expenses ratio equal to or higher than 1.5.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

Noncompliance with these obligations will only be typified when verified in the quarterly financial statements for at least two consecutive quarters or two nonconsecutive quarters within a twelvemonth period.

In case of noncompliance with the covenants, the trustee should call an extraordinary debenture holders' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of accelerated maturity of the debentures.

The agreement has a cross default clause, i.e., the early maturity of any of the Company’s debts, in amount equal to or exceeding R$50 million adjusted by the IPCA variation as of the issue date, in view of contractual default, the amount of which may anyhow to compromise the settlement of the Company’s monetary obligations arising from the Issue, shall imply the early maturity of this agreement.

(iii) 12th issue of debentures

In June 2010, SABESP issued R$500 million in debentures to Government Severance Indemnity Fund for Employees (FGTS). The debentures will be invested in program of structures to comply with the goal to universalize the sanitation service in the State of São Paulo, which were used until 2011. Among the programs that will receive this investment are Vida Nova (water sources), Programa Metropolitano de Água (Water Metropolitan Program), Programa Metropolitano de Esgoto (Sewage Metropolitan Program), Programas de Água e Esgotos do Interior e Litoral (Water and Sewage Program inside the state and coastal region).

One of the conditions for approving this transaction is the allocation of 60% of the investments in poor areas.

The issuance of the debentures occurred on September 22, 2010 through a public offer under the Brazilian securities exchange commission rules, according to CVM Instruction nº 476, simple debentures, nonconvertible, are as follows:

	Number	Adjustment	Interest	Interest payment	Amortization	Maturity

Singe	500,000	TR	9.5% p.a.	Monthly (from July	Monthly (from	June 2025
series				2010)	July 2014)

The interest expense in 2012 and 2011 related to the single series was R$46,849 and R$51,434, respectively.

The Issuer, at any time, may acquire outstanding debentures, in observance to Article 55, Paragraph 2 of the Brazilian Corporation Law, by means of previous and express written consent of the debenture holders. The debentures acquired by the Issuer may be cancelled, held in the Issuer’s treasury, or again outstanding on the market. The debentures acquired by the Issuer to be

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

held in treasury pursuant to this clause, if and when outstanding again on the market, will be entitled to same remuneration of other outstanding debentures.

Reimbursement premiums to which debenture holders are entitled upon optional early redemption on the unit face value of debentures, plus remuneration and adjustment, if any, and will be calculated according to the following formula:

Premium (%) = P x DD , where
                                 TDC

P = 2% (two per cent); DD = number of running days, as of the date of the optional early redemption until the maturity date; and TDC = total number of running days as of the 1st to the fourth-eighth (48th) month as of the issue date to maturity date.

Financial covenants – Calculated every quarter with the disclosure of interim or annual financial statements:

. Adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0.

. EBITDA to financial expenses ratio equal to or higher than 1.5.

Noncompliance with these obligations will only be typified when verified in the quarterly financial statements for at least two consecutive quarters or two nonconsecutive quarters within a twelvemonth period.

In case of noncompliance with the covenants, the trustee should call an extraordinary debenture holders' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of accelerated maturity of the debentures.

The agreement has a cross default clause, i.e. the early maturity of any of the Company’s debts, equal to or exceeding R$50 million, adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may anyhow compromise the settlement of the Company’s monetary obligations arising from the Issue, shall imply the early maturity of this agreement.

(iv) 13th issue of debentures

On February 17, 2012, the Company fully redeemed the 13th issue of debentures, in the amount of R$633,343.

(v) 14th issue of debentures

On February 15, 2011, the Company issued 100 debentures through exclusive subscription by the Brazilian Development Bank – BNDES. These debentures were distributed into three series, not

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

convertible into shares, by the face value of R$2,753.70, totaling R$275,370. The repayment of operation occurred on April 15, 2011, for all series.

	Number	Adjustment	Interest	Interest payment	Amortization	Maturity

	28		TJLP + 1.92%
Series 1		-		Quarterly up to	Monthly (from March	February 2022
			p.a.	February 2014 and	2014)
				monthly as of this
				date

Series 2	30	IPCA	9.19% p.a.	Annual	Annual (from March	March 2022
					2015)

Series 3	42	-	TJLP + 1.92%	Quarterly up to	Monthly (from March	February 2022
			p.a.	February 2014 and	2014)
				monthly as of this
				date

The proceeds obtained with this issue are allocated to the Company’s investments in water supply and sewage treatment systems in the projects: ETA Rio Grande, North Coast, Paraíba Valley and Mantiqueira, Bacia do Piracicaba-Capivari-Jundiaí and the Loss Reduction Program.

Interest expenses in 2012 referring to the series 1 amounted to R$5,848 and R$5,254, and R$8,371 and R$6,916 for series 2, and R$8,772 and R$7,881 for series 3, respectively.

The early amortization, fully or partially of the subscribed debentures, when authorized by BNDES and/or BNDESPAR, shall always occur jointly, observing the proportionality between the outstanding balance of Series 1, 2 and 3 Debentures of all issues. The agreement does not include premium due to early amortization.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

  EBITDA/net operating revenue equal to or higher than 38%.
  EBITDA/financial expenses equal to or higher than 2.35.
  Net bank debt/EBITDA equal to or lower than 3.65.

The agreement has a cross default clause, i.e., the early maturity of any of the Company’s debts, the amount of which may anyhow compromise the settlement of its obligations provided for in the indenture deed, shall imply the early maturity of this agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

(vi) 15th issue of Debentures

On February 15, 2012, the Company issued the 15th issue of 77,108 non-convertible unsecured debentures, in two series, for public offering, with restricted placement efforts, pursuant to CVM

Instruction nº 476, totaling R$771,080 and unit value R$10, with the following characteristics:

	Number	Adjustment	Interest	Interest payment	Amortization	Maturity
			DI+	Semiannual	Annual (from
Series 1	28,733	-				February 2017
			0.99% p.a.	(February and August)	February 2015)

					Annual (from
Series 2	48,375	IPCA	6.20%	Annual (February)		February 2019
					February 2018)

The proceeds deriving from the 15th Issue of Debentures were set aside to the settlement of financial commitments falling due until December 31, 2012.

Interest expenses referring to series 1 and 2 totaled R$22,336 and R$27,060, respectively, in 2012.

The total optional early redemption of series 1 debentures may occur as of the twenty-fourth (24th) month as of the issue date, inclusive and semi-annually, on the first business day after the end of each capitalization period of series 1 debentures, until the maturity date of series 1. There will be no optional early redemption of series 2 Debentures.

Premium of thirty hundredths per cent (0.30%) incurred on the balance of the face value of series 1 debentures, as follows:

Premium = P x (DU) x PU, where,
                           252

P= 0.30%; DU= number of business days as of the redemption date to the maturity date of the debenture; and PU= unit face value of series 1 debentures, calculated por rata temporis as of the last payment date of series 1 remuneration or as of the issue date, whichever occurs last, until the date of early redemption.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

  Adjusted Total Debt/ EBITDA: lower than or equal to 3.65; and
  EBITDA /Paid Financial Expenses: equal to or higher than 1.5.

Non-fulfillment of the covenant clauses shall trigger the early maturity of the contract.

The agreement has a cross default clause, i.e., the early maturity of any of the Company’s debts,

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

equal to or exceeding R$90 million, shall imply the early maturity of this agreement, adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may compromise the settlement of the Company’s monetary obligations arising from the Issue.

(vii) 16th issue of Debentures

On November 12, 2012, the Company issued the 16th issue of 50,000 non-convertible, unsecured debentures, in a single series, for public offering, with restricted placement efforts, pursuant to CVM Instruction nº 476, totaling R$500,000 and unitary value of R$10, with the following characteristics:

	Number	Adjustment	Interest	Interest payment	Amortization	Maturity
DI+ 0.30%
Single				Semiannual (May and	Lump sum (in	November
	50,000	-	to 0.70%
series				November)	November 2015)	2015
p.a.

The proceeds deriving from the 16th Issue of Debentures will be exclusively set aside to the settlement of the Issuer’s financial commitments in 2012/2013.

Interest expenses corresponding to the single series totaled R$4,504 in 2012.

The optional early redemption of debentures may occur at any time in relation to the total outstanding debentures, from the availability of funds raised with the Issue (“Total Early Redemption”), without any addition as redemption premium.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

  Adjusted Total Debt/EBITDAlower than or equal to 3.65; and
  EBITDA/Paid Financial Expenses equal to or higher than 1.5.

The failure to comply with the indicators by the Issuer, will result in the early maturity of the contract, when it is verified, for at least two consecutive quarters, or even for two non-consecutive quarters within a twelve-month period.

The agreement has a cross default clause, i.e., the early maturity of any of the Company’s debts, in the individual or aggregate amount equal to or exceeding R$90 million due to contractual default, the occurrence of which may anyhow compromise the settlement of the Company’s monetary obligations arising from the Issue, shall imply the early maturity.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

(viii) 1st issue of Debentures - Aquapolo

In August 2011, jointly-owned subsidiary Aquapolo held the 1st issue of 326,732 book-entry, registered non-convertible debentures, totaling R$326,732, in a single series at the unit value of R$1, whose characteristics are:

	Number	Adjustment	Interest	Interest payment	Amortization	Maturity
Single	326,732	-	TR + 8.75%	Monthly (from	Monthly (from	August 2029
series			p.a.	December 2013)	December 2013)

The proceeds deriving from the 1st issue of debentures will be fully set aside to the works of the Aquapolo project.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

  Debt service coverage ratio (cash generation/debt service) exceeding 1.2;
  Adjusted current liquidity ratio higher than 1.0; and
  Do not contract a single operation or series of operations, any medium and long-term operations, in amount exceeding R$20 million.

The agreement has a cross default clause, i.e., the early maturity of any of the issuer’s debts, in the individual or aggregate amount equal to or exceeding R$5 million, shall imply the early maturity of the agreement.

(c) Caixa Econômica Federal - Pro-sanitation Program

(i) Water and sewage

Several loan agreements were entered into from 1996 to 2004 under the Pro-Sanitation Program for expanding and improving the water supply and sewage systems of several municipalities of the State of São Paulo and of the City of São Paulo. Loans are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt.

Contractually established repayment terms range from 120 to 180 months, after the beginning of the repayment period.

The balance of these facilities as of December 31, 2012 was R$487,663 (R$563,750 in December 2011).

The contractual charges are:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

Contract signed in:	1996	1997	1998 to 2004
Interest rate	9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.

During grace
period:
Risk rate	1.0% p.a. on amount raised	1.0% p.a. on amount raised	0.6% p.a. or 2% p.a. on
outstanding balance
Management fee	0.12% p.m. on the contract	2.0% p.a. on amount raised	1.0% p.a. on amount raised
	amount		or 2% p.a. on outstanding

During repayment
period:
Management fee	Difference between installment	1.0% p.a. on the outstanding	1.0% p.a. on the outstanding
	calculation and a 10.5% p.a.	balance	balance
rate less the 9.5% p.a.

(ii) Pró-Sanear Program

In 1997, 1998 and 2008, contracts were signed under the Pró-Sanear Program for the improvement of water and sewage services, with the involvement of the communities receiving the services, in several municipalities of the Metropolitan Region of São Paulo. The credit facilities are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt. Repayment will be made in 180 months after the beginning of the repayment period. As of December 31, 2012, the balance was R$11,847 (R$14,448 in December 2011).

The financial charges are:

. interest rate - 5.0% p.a.;

. management fee (grace period) - 2.0% p.a. on debt outstanding balance; . management fee (repayment phase) - 1.0% p.a. on debt outstanding balance; . risk rate (grace period) - 1.0% p.a. on amounts raised.

(iii) Growth Acceleration Program (PAC)

In 2007, 2008 and 2012, the Company entered into agreements linked to the Universal Water and Sewage Services with several municipalities, with funds from the Government Severance Indemnity Fund for Employees (FGTS). The credits facilities are guaranteed by a monthly flow of the billings corresponding to the minimum of three times the monthly charge. Repayments will be

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

made in 240 months after the beginning of the repayment period. The balance as of December 31, 2012 was R$536,113 (R$440,733 in December 2011).

The financial charges are:

. interest rate – 5% p.a. to 6% p.a.;

. management fee – 1.00% p.a. to 1.40% p.a. during the period of the contract; . risk rate – 0.3% p.a. on the adjusted debt balance.

(iv) Financial covenants – Calculated every quarter with the disclosure of interim or annual financial statements:

The agreement is subject to AMD – Agreement for Performance Improvement sets targets for financial indicators (billing losses, revenue evasion, cash and cash equivalents and reduction of the number of days of committed receivables), and operating indicators that, based on the past two years, are annually projected for the following five years.

The agreement has a cross default clause, i.e., the early maturity of any of the Company’s debts, due to contractual default, the occurrence of which may anyhow compromise the settlement of its monetary obligations deriving from the Issue shall imply the early maturity.

(d) Caixa Econômica Federal - SESAMM

In September 2010, a loan and onlending agreement was signed between Caixa Econômica Federal and the wholly-owned subsidiary SESAMM – Serviços de Saneamento de Mogi Mirim SA, destined to investments in sewage systems in the urban area of the municipality of Mogi Mirim, within the scope of the sanitation program for all citizens. According to the terms of the agreement signed with the Federal Government, payments are made by the Price System and monthly indexed by the variation of the Reference Standard Unit – UPR corresponding to the Benchmark Interest Rate – TR issued by the Government, plus annual interest of 6.0%, management fee of 2% p.a. and credit risk of 0.3% p.a. Interest rates and principal are monthly paid with final maturity in 2031.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

- Subscribed and paid-in capital stock, corresponding to, at least, twenty per cent (20%) of the total amount of investments in funds from this financing

  Debt service coverage ratio (ICSD) of, at least, 1.3 during the amortization phase;
  Indebtedness limit of up to one twelfth (1/12) of its annual gross revenue or up to the amount corresponding to three (3) monthly installments, referring to the agreements in force, whichever is the highest.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

(e) BNDES

Contract 01.2.619.3.1 - Entered into in August 2002, totaling up to R$60,000, for the purpose of financing part of the Company's contribution to the Tietê River Pollution Abatement Project -Stage II, related to loan agreement 1212/OC - BR with the Inter-American Development Bank (IADB). The contract was settled on August 15, 2012. The outstanding balance as of December 31, 2011 was R$11,638.

Contract 10/669.748-6, amounting to R$180,000, is in performance of works stage and the debt balance as of December 31, 2012 was R$4,154 (R$29,407 in December 2011). The funds are onlent from BNDES to the agents and from the latter to SABESP. The onlending agreement has the same purpose as the agreement between BNDES and SABESP, and the same interest and repayment terms, as follows:

Interest - TJLP limited to 6% p.a., plus a 3% p.a. spread, paid quarterly during the grace period, and monthly in the repayment period. The TJLP portion exceeding 6% p.a. will be added to the debt outstanding balance.

Loans are collateralized by part of revenues from the provision of water and sewage services.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

. Adjusted current ratio: higher than 1.0.

. EBITDA /Net Operating Revenue: equal to or higher than 38%.

. EBITDA/Debt Service cost: equal to or higher than 1.5.

. Equity to Total Liabilities: equal to or higher than 0.8.

(f) BNDES Baixada Santista (Onda limpa I)

Contract 07.2.0800.1 - In November 2007, the Company entered into a financing agreement with BNDES for the Environmental Recovery Program of the Santos Metropolitan Region, totaling R$129,973 with interest of 2.5% p.a. plus TJLP limited to 6%.

Repayment will be made in 96 monthly, consecutive installments, starting January 2012 to December 2019.

The agreement is in progress and the outstanding balance as of December 31, 2012 was R$114,164 (2011 R$130,474).

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

. Adjusted EBITDA /Adjusted Net Operating Revenue: equal to or higher than 38%.

. Adjusted EBITDA /Adjusted Financial Expenses: equal to or higher than 2.35.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

. Adjusted Net Debt/Adjusted EBITDA: equal to or higher than 3.65;

The agreement is subject to AMD – Performance Improvement Agreement which establishes targets for financial ratios (sales losses, revenue evasion, cash and cash equivalents and reduction of accounts receivable commitment days) and operational ratios which, based on the last two years, are yearly projected for the next five years.

In the event the levels set out in the Financial Commitments are not met, the Company within ninety (90) days as of the date of BNDES’ written notice shall create a reinforced guarantee, preferably revenue commitment and assignment, deemed as satisfactory, at BNDES’ discretion, unless if within such term the levels set out in the financial commitments are recovered, under the power that BNDES may suspend the release of funds and where applicable, declare the agreement’s early maturity.

(g) BNDES Onda Limpa II

Contract 09.2.1535.1 – In March 2010, a loan agreement was signed with BNDES to the Environmental Recovery Program of the metropolitan region of Santos coast, in the amount of R$294,349 and interest rates of 1.92% p.a. plus TJLP limited to 6%.

The amortization is estimated in 156 monthly and successive installments, from April 2012 to March 2025.

The contract is in performance of working stage and the debt balance as of December 31, 2012 was R$235,256 (R$249,653 in 2011).

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

. Adjusted EBITDA / Adjusted Net Operating Revenue: equal to or higher than 38%.

. Adjusted EBITDA /Adjusted Financial Expenses: equal to or higher than 2.35.

. Adjusted Net Debt/Adjusted EBITDA: equal to or lower than 3.65.

The agreement is subject to AMD – Performance Improvement Agreement which establishes targets for financial ratios (sales losses, revenue evasion, cash and cash equivalents and reduction of accounts receivable commitment days) and operational ratios which, based on the last two years, are yearly projected for the next five years.

The agreement has a cross default clause, i.e., the early maturity of any of the Company’s debt, due to contractual default the amount of which may anyhow compromise the settlement of its obligations deriving from this agreement, shall imply the early maturity of this agreement.

(h) BNDES PAC I and II

(i) Contract 08.2.0169.1 – In November 2007, a loan agreement was signed with BNDES to

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

the Environmental Recovery Program of the metropolitan region of Santos coast, in the amount of R$174,517 and interest rates of 2.15% p.a. plus TJLP limited to 6%.

The amortization will occur in 150 monthly and successive installments, from January 2011 to December 2023.

The contract is in performance of working stage and the debt balance as of December 31, 2012 was R$88,691 (R$73,917 in 2011).

(ii) Contract 11.2.0975.1 – On March 5, 2012, a loan agreement was signed with BNDES to the program to expand and optimize the sewage systems in the metropolitan region of São Paulo, as well as to design the executive project of the São Lourenço production system, totaling R$135,850 and interest of 1.72% p.a. plus TJLP limited to 6%.

The amortization will occur in 156 monthly and successive installments, from April 2014 to March 2027.

The contract is in performance of working stage and the debt balance as of December 31, 2012 was R$6,500.

(iii) Contract 11.2.0975.2 – On March 5, 2012, a loan agreement was signed with BNDES to the program to expand and optimize the sewage systems of the metropolitan region of São Paulo, as well as to design the executive project of the São Lourenço production system, totaling R$44,948 with interest rates of 1.72% p.a. plus TJLP limited to 6%.

The amortization will occur in 144 monthly and successive installments, from April 2015 to March 2027.

The contract is in performance of working stage and the debt balance as of December 31, 2012 was R$13,000.

(iv) Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

. Adjusted EBITDA /Adjusted Net Operating Revenue: equal to or higher than 38%.

. Adjusted EBITDA /Adjusted Financial Expense: equal to or higher than 2.35.

. Adjusted Net Debt/Adjusted EBITDA: equal to or lower than 3.65.

The agreement is subject to AMD – Performance Improvement Agreement which establishes targets for financial ratios (sales losses, revenue evasion, cash and cash equivalents and reduction of accounts receivable commitment days) and operational ratios which, based on the last two years, are yearly projected for the next five years

In the event the levels set out in the Financial Commitments are not met, the Company within ninety (90) days as of the date of BNDES’ written notice shall create a reinforced guarantee, preferably revenue commitment and assignment, deemed as satisfactory, at BNDES’ discretion,

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

unless if within that term the levels set out in the financial commitments are recovered, under the power that BNDES may suspend the release of funds and where applicable, declare the agreement’s early maturity.

(i) Leases

The Company has lease agreements signed as Assets Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion. Works are estimated to be concluded in 2013 and 2014.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

No work related to these contracts was in operation on December 31, 2012.

(j) Eurobonds

(i) On November 3, 2006, the Company issued Eurobonds abroad (Eurobonds 2016) totaling US$140 million. The issue was led by Deutsche Bank Trust Company Americas and the principal agent was Deutsche Bank Luxembourg S.A. The interest rate is 7.5% p.a., paid semiannually, and maturity is in November 2016. The funds raised were used for the early repayment and partial issue of US$225 million in the Eurobonds, with final maturity in June 2008, and the amount redeemed was US$126,948 thousand.

As of December 31, 2012 the balance of the Eurobonds was US$140,000 thousand, corresponding to R$285,655, net of issuance costs amounting to R$434, that will be amortized during the period of the contract.

Total redemption at the Company’s option in view of changes in the withholding income tax laws. Without any addition as redemption premium.

(ii) On December 9, 2010, the Company concluded the international offer to international qualified foreign institutions of its US$350 million senior unsecured notes due 2020, with interest rate is 6.25% p.a., paid semi-annually and due on December 2020 (the Eurobonds 2020). The funds were used for partial repayment of outstanding debts.

As of December 31, 2012 the balance of the Eurobonds was US$350,000 thousand equivalent to R$708,076, net of issuance costs amounting to R$7,149, that will be amortized during the period of the contract.

On December 16, 2015 and subsequently, the Company in one or in several occasions may redeem the Eurobonds, according to its full or partial option. This option shall incur the payment of 103.125% premium as of December 16, 2015 of 102.083%; as of December 16, 2016, 101.042%, as of December 16, 2017 and as of December 16, 2018, 100.000%. In the event of full redemption at the Company’s option due to changes in the withholding income tax, no addition will occur as redemption premium.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

(iii) Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

Restrict the funding of new debts so that:

. adjusted total debt to EBITDA does not exceed 3.65;

. the Company's debt service coverage ratio, determined on the date this debt was incurred, shall not be lower than 2.35.

Noncompliance with covenants will accelerate the maturity of the contract.

The agreement has a cross default clause, i.e., the early maturity of any indebtedness in view of the Company’s loans or any of its Subsidiaries with a total principal amount of US$ 25,000,000.00 or more (or its corresponding amount in other currencies) shall imply this agreement’s early maturity.

(k) Inter-American Development Bank (IDB)

Loan Agreement 713 - In December 1992, the Company entered into a loan agreement with the IDB for US$400 million to finance the first stage of the Tietê River Pollution Abatement Project.

The repayment period started in June 1999 in semiannual installments, subject to annual floating rate interest, varying according to the loans raised by the Bank in each six-month period, and final maturity in December 2017. In December 1992, the Federal Republic of Brazil signed a guarantee contract with the IDB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2012 was US$125,488 thousand, equivalent to R$256,435 (R$282,605 in December 2011).

Loan Agreement 896 - In December 1992, the Company entered into a loan agreement with the IDB for US$50 million to finance the first stage of the Tietê River Pollution Abatement Project. Semiannual repayments started in June 1999, with annual interest of 3% and final maturity in December 2016. In December 1992, the Federal Republic of Brazil signed a guarantee contract with the IDB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2012 was US$11,111 thousand, equivalent to R$22,705 (R$26,053 in December 2011).

Loan Agreement 1212 - In July 2000, the Company entered into a loan agreement with the IDB for US$200 million to finance the second stage of the Tietê River Pollution Abatement Project. In 2008, the amounts to be raised in this contract were summed up. The loan is being amortized semiannually and final maturity in July 2025. Interest is being paid on a semiannual basis, based on daily balances, at an annual variable rate according to the costs of loans of the Bank in the preceding six-month period, plus a spread, and changes every six months. The debt balance as of December 31, 2012 was US$133,615 thousand, equivalent to R$273,043 (R$269,915 in December 2011).

Loan Agreement 2202/OC-BR – On September 3, 2010 the Company and the Inter-American Development Bank (Banco Inter-Americano de Desenvolvimento or BID) signed the contract for

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

partially finance the third stage of the Tietê River Project, denominated the decontamination of the Tietê river. The total estimated cost of this investment is US$800 million, of which US$600 million will be financed by the IDB and US$200 million will be invested by the Company´s own resources. The final maturity of the loan is in 25 years with 6-year grace period. Interest is based on USD-Libor, calculated every quarter, as stipulated in the IDB rules and procedures.

The 1st funding of the agreement executed on September 3, 2010, no. 2202/OC-BR occurred on March 17, 2011. Funds are used to recover the water quality of Tietê River basin in the Metropolitan Region of São Paulo. The agreement amounts to US$600,000, corresponding to R$1,036,380, on the contracting date, with final maturity in September 2035. The 1st funding of US$1,829, corresponding to R$3,044, occurred in the first quarter of 2011.

The balance of this agreement as of December 31, 2012 was US$147,080 thousand, corresponding to R$296,276 (R$145,159 in December 2011), less part of funding costs amounting to R$4,282, which will be repaid over the agreement term.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

. Loan agreements 713, 896 and 1212 - Tariffs must: (a) produce revenues sufficient to cover the system's operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on property, plant, and equipment no less than 7%; and (c) during project execution, the balances of short-term loans must not exceed 8.5% of total equity.

Noncompliance with covenants will accelerate the maturity of the contract.

The agreement has a cross default clause among IDB agreements (same financial bank), i.e., the early maturity will occur in the event of failure to comply with any obligation therewith or any other agreement signed with IDB related to project finance.

(l) Japan Bank for International Cooperation - JICA

On August 6, 2004, the Company entered into a financing agreement with the JBIC - Japan Bank for International Cooperation, currently JICA - Japan International Cooperation Agency, no. BZ-P 15, guaranteed by the Federal Government, totaling ¥21,320 million, equivalent to approximately R$587,643 on the agreement signature date, for the Environmental Recovery Program of Baixada Santista Metropolitan Region. Total financing period is 25 years, with a seven-year grace period and 18 years of repayment in semi-annual installments. Interest is being paid on a semiannual basis since 2006, and is 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities.

On November 1, 2010 the Company signed with the Japan International Cooperation Agency (JICA) an additional loan agreement referring to the Onda Limpa Program– 1st Phase, nº BZ-P 17 in the amount of six billion, two hundred and eight million Japanese Yen (JPY 6,208,000,000) corresponding to R$127,326 on November 30, 2011. Resources will be applied to acquire eligible goods and services require to implementing the suppliers project, contractors or consultants. The

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

total loan term is 25 years, 7-year grace period and 18 years of amortization, in half-yearly installments. Interest rates are paid half-yearly as of 2011, 1.2% p.a. for sewage network and 0.01% p.a. for sewage treatment facilities.

On February 15, 2011, the Company and JICA (Japan International Cooperation Agency) signed a supplementary loan agreement related to Onda Limpa Program – 1st phase, no. BZ-P 18, amounting to nineteen billion, one hundred, sixty-nine million Yen (¥ 19,169,000) corresponding to R$375,904 on March 31, 2011. Funds will be applied to execute works and services in the Program of Baixada Santista Metropolitan Region. The loan total term is 25 years, 7-year grace period and 18 years of amortization, in half-yearly installments. Interest rates are paid half-yearly as of 2011, 1.8% p.a. for sewage network and 2.5% p.a. for sewage treatment facilities.

In February 2012, the Company signed a loan agreement for the 2nd phase of the Water Losses Reduction Corporate Program nº BZ -P 19, in the amount of thirty-three billion, five hundred, eighty-four million Japanese Yen (JPY 33,584,000,000) corresponding to R$709,294 on the agreement’s signature date. The loan total term is 25 years, 7-year grace period and 18 years of amortization, in half-yearly installments. Interest rates are paid half-yearly as of 2013, 1.7% p.a. for sewage network and 0.01% p.a. for sewage treatment facilities.

The balance of these loan agreements as of December 31, 2012 were R$889,703 (R$958,733 in December 2011).

(m) AB Loan (IADB 1983AB)

On May 27, 2008, the Company entered into a loan agreement AB loan with IDB, totaling US$250 million, the funding of which was fully in June 2008. The funds obtained were used to settle Eurobonds 2008 and to partially perform the Company's investment plan.

		Repayment		Interest (Libor +
	US$	from	Maturity	spread)
1983 A	100.0 million	May 2011	May 2023	Libor + 2.99%
1983 B1	100.0 million	May 2011	May 2020	Libor + 2.69%
1983 B2	50.0 million	May 2011	May 2018	Libor + 2.49%

Interest is being paid on a semiannual basis since November 2008. The balance of this loan agreement as of December 31, 2012 was US$202,115 million, equivalent to R$410,513 (R$421,266 in December 2011), less part of the loans costs, totaling R$2,510 (R$2,771 in December 2011), which will be repaid over the agreement term.

Financial covenants – Calculated every quarter upon the disclosure of interim or annual financial statements:

  The Company’s ratio of debt service coverage, determined on a consolidated basis, must be higher than or equal to 2.35; and

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

  Total adjusted debt over Ebitda, determined on a consolidated basis, must be lower than or equal to 3.65.

The agreement has a cross default clause, i.e., if a Default Event occurs and continues (whether voluntarily or involuntarily, whether resulting from the effect of any applicable laws or according to with due to any act or omission to act by any Authority or another one), the IDB through notification to the Borrower may order the early maturity of loan or part of it as specified in the notice (including accrued interest rates) and all other obligations are overdue and shall be promptly payable.

(n) International Bank for Reconstruction and Development - IBRD

On October 28, 2009, the Company and “The World Bank” – International Bank for Reconstruction and Development (IBRD) signed a contract (the IBRD agreement 7662BR) amounting to US$100,000. Resources will be applied in the Environmental Sanitation Program of Alto Tietê springs– Springs Program. The amortization period will start in September 2019, in half-yearly installments and final maturity in 2034. In November 2009, a collateral agreement was signed between the Federative Republic of Brazil and IBRD, guaranteeing the provision of funds in order to comply with obligations provided for in the loan agreement. On December 31, 2012, the balance of this agreement amounted to US$26,864 thousand, corresponding to R$54,492 (R$18,928 in December 2011), less part of loans costs in the amount of R$405 (R$424 in December 2011), which will be repaid over the agreement term.

(o) Covenants

As of December 31, 2012 and 2011, the Company had met the requirements set forth by its loan and financing agreement.

(p) Loans and financing contracted but not used yet

SABESP in order to comply with its investment plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which are released for the execution of their respective investments.

Agent	December 31, 2012
(in millions of reais (*))
Brazilian Federal Savings Bank	1,125
Japan International Cooperation Agency - JICA	936
Inter-American Development Bank - BID	926
Brazilian Development Bank - BNDES	550
International Bank for Reconstruction and Development - BIRD	149
Others	53
TOTAL	3,739

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

(*) closing quote of 12/31/2012. (US$1.00 = R$2.0435; ¥ 1.00 = R$0.02372).

14 Taxes Payable (a)Current assets

	PARENT		CONSOLIDATED
	December 31,		December 31,
	2012	2011	2012	2011
Taxes recoverable
COFINS and PASEP	-	-	9.038	1
Income tax and social contribution	100,225	85,852	100,486	85,854
IRRF (withholding income tax) on
financial investments	14,302	31,014	14,472	31,125
Other federal taxes	3,238	590	3,238	590
Other state taxes	-	-	1,251	109
Other municipal taxes	656	437	656	437
Total taxes payable	118,421	117,893	129,141	118,116

(b)Liabilities

	PARENT
	Current		Noncurrent
	December 31,		December 31,
	2012	2011	2012	2011
COFINS and PASEP	46,576	57,052	-	-
PAES (tax debt refinancing program)	19,011	36,716	-	18,363
INSS (Social Security Contribution)	29,401	25,630	-	-
IRRF (withholding income tax)	41,588	44,168	-	-
Other	16,134	17,228	-	-
Total	152,710	180,794	-	18,363

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

	CONSOLIDATED
	Current		Noncurrent
	December 31,		December 31,
	2012	2011	2012	2011
Income tax and social contribution	110	-	-	-
COFINS and PASEP	46,614	57,073	-	-
PAES (tax debt refinancing program)	19,011	36,716	-	18,363
INSS (Social Security Contribution)	29,412	25,645	-	-
IRRF (withholding income tax)	41,607	44,172	-	-
Other	16,367	17,516	-	-
Total	153,121	181,122	-	18,363

The decrease of R$27,634 in consolidated current liabilities mainly arises from the payments made in 2012, from the due installments of the Special Tax Installment Payment Program (Paes).

The reduction of R$18,363 in consolidated noncurrent liabilities occurred as a result of payment and transfer flow of long-term to short term balance of the Parent Company’s Special Tax Installment Payment Program (PAES), according to the information below.

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No 10,684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The original amount included in PAES was R$316,953, as follows:

Tax	Principal	Fine	Interest	Total

COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

The loan related to Peas (Special Installment Payment) is being paid in 120 months. The amounts paid in 2012 and 2011 were R$37,421 and R$36,091, respectively, and financial expenses of R$1,353 and R$2,761, respectively, were recorded. The outstanding balance as of December 31, 2012 was R$19,011 (R$55,079 in December 2011). The assets offered as guarantee in REFIS, totaling R$249,034, are still guaranteeing the amounts in the PAES program.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

15 Deferred Taxes and Contributions (a) Balances

	PARENT		CONSOLIDATED
	December 31		December 31
	2012	2011	2012	2011
Deferred income tax assets (i)
Provisions	512,107	575,473	512,107	575,473
Pension obligations – G1	193,125	180,018	193,125	180,018
Pension obligations – G0 (1)	85,271	85,271	85,271	85,271
Donations of underlying assets on concession
agreements	41,312	38,213	41,312	38,213
Allowance for loan losses	162,670	135,223	162,670	135,223
Other	97,425	77,175	103,254	78,717
Total deferred tax assets	1,091,910	1,091,373	1,097,739	1,092,915

Deferred income tax liabilities (ii)
Temporary difference on concession intangible assets	(650,093)	(692,210)	(650,093)	(692,210)
Capitalization of loans costs	(158,298)	(101,507)	(158,298)	(101,507)
Revenue – government entities	(77,827)	(76,773)	(77,827)	(76,773)
Other	(69,795)	(42,957)	(70,165)	(42,962)
Total deferred tax liabilities	(956,013)	(913,447)	(956,383)	(913,452)

Deferred tax asset, net	135,897	177,926	141,356	179,463

(1) Refers to the installment of R$250,798 from accounts receivable adjustment (GESP), which was accrued as loss in previous years.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

(b) Realization

	PARENT		CONSOLIDATED
	December 31		December 31
	2012	2011	2012	2011
Deferred tax assets
to be realized within 1 year	193,709	259,784	193,709	259,784
to be realized after 1 year	898,201	831,589	904,030	833,131
Total deferred tax assets	1,091,910	1,091,373	1,097,739	1,092,915

Deferred tax liabilities
to be realized within 1 year	(38,267)	(27,282)	(38,267)	(27,282)
to be realized after 1 year	(917,746)	(886,165)	(918,116)	(886,170)
Total deferred tax liabilities	(956,013)	(913,447)	(956,383)	(913,452)
Deferred tax assets	135,897	177,926	141,356	179,463

(c) Changes

	PARENT
				Donations of
				underlying
		Pension	Pension	assets on
Deferred income		obligations	obligations	concession	Loan
tax assets	Provisions	– G1	– G0	contracts	losses	Other	Total

As of December 31,
2010	539,394	162,552	85,271	38,213	129,248	48,568	1,003,246

Recorded in the
income statement	36,079	17,466	-	-	5,975	28,607	88,127

As of December 31,
2011	575,473	180,018	85,271	38,213	135,223	77,175	1,091,373

Recorded in the
income statement	(63,366)	13,107	-	3,099	27,447	20,250	537

As of December 31,
2012	512,107	193,125	85,271	41,312	162,670	97,425	1,091,910

	Temporary difference of		Revenue –
	intangible assets	Capitalization of loans	government
Deferred income tax liabilities	concession	costs	agencies	Other	Total
As of December 31, 2010	(711,283)	(102,339)	(72,968)	(38,743)	(925,333)
Recorded in the income statement	19,073	832	(3,805)	(4,214)	11,886
As of December 31, 2011	(692,210)	(101,507)	(76,773)	(42,957)	(913,447)
Recorded in the income statement	42,117	(56,791)	(1,054)	(26,838)	(42,566)
As of December 31, 2012	(650,093)	(158,298)	(77,827)	(69,795)	(956,013)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

	CONSOLIDATED
				Donations of
				underlying
		Pension	Pension	assets on
Deferred income		obligations	obligations	concession	Loan
tax assets	Provisions	– G1	– G0	contracts	losses	Other	Total

As of December
31,2010	539,394	162,552	85,271	38,213	129,248	50,108	1,004,786

Recorded in the
income statement	36,079	17,466	-	-	5,975	28,609	88,129

As of December 31,
2011	575,473	180,018	85,271	38,213	135,223	78,717	1,092,915

Recorded in the
income statement	(63,366)	13,107	-	3,099	27,447	24,537	4,824

As of December 31,
2012	512,107	193,125	85,271	41,312	162,670	103,254	1,097,739

	Temporary
	difference of		Revenue –
Deferred income tax	concession	Capitalization of	government
liabilities	intangible assets	loans costs	agencies	Other	Total

As of December 31, 2010	(711,283)	(102,339)	(72,968)	(39,756)	(926,346)

Recorded in the income
statement	19,073	832	(3,805)	(3,206)	12,894

As of December 31, 2011	(692,210)	(101,507)	(76,773)	(42,962)	(913,452)

Recorded in the income
statement	42,117	(56,791)	(1,054)	(27,203)	(42,931)

As of December 31, 2012	(650,093)	(158,298)	(77,827)	(70,165)	(956,383)

(d) Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

	PARENT		CONSOLIDATED
	2012	2011	2012	2011
Profit before income taxes	2,547,672	1,721,477	2,543,904	1,720,746
Statutory rate	34%	34%	34%	34%

Estimated expenses at statutory rate	(866,208)	(585,302)	(864,927)	(585,054)
Tax benefits from interest on shareholders’
equity	252,355	122,170	252,355	122,170
Permanent difference
Provisional Law 4819/58 (i)	(32,514)	(87,118)	(32,514)	(87,118)
Donations	(11,447)	(13,692)	(11,447)	(13,692)
Recovery of tax credits	-	37,858	-	37,858
Other differences	22,042	28,026	24,529	28,509

Income tax and social contribution	(635,772)	(498,058)	(632,004)	(497,327)

Current income tax and social contribution	(593,743)	(598,024)	(594,052)	(598,303)
Deferred income tax and social contribution	(42,029)	99,966	(37,952)	100,976
Effective rate	25%	29%	25%	29%

(i)	Permanent difference related to the provision for actuarial liability (Note 9 (vii)).

Transition Tax Regime (RTT)

For purpose to calculate the income tax and the social contribution related to 2010 and 2009, the Company opted to adopt the Transition Tax Regime (RTT), which allow eliminate the accounting effects of the Law 11,638/07 and the Provisional Measure 449/08, converted into Law No. 11,941/2009, by the registers in the fiscal books – LALUR and subsidiary controls, without any modification in the bookkeeping.

Since 2008, the Company has adopted the same fiscal practices, since RTT commenced being obligatory and will be valid until the issue of a law that consider the fiscal effects of the new accounting methods.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

16 Provisions

(a) Lawsuits with probable likelihood of loss

(i) Balances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits based on the legal right to offset, are as follows:

	CONSOLIDATED
	Provisions	Escrow	December 31,	Provisions	Escrow	December 31,
		deposits	2012		deposits	2011
Customer claims (i)	652,663	(131,408)	521,255	727,261	(108,728)	618,533
Supplier claims (ii)	290,593	(175,437)	115,156	422,595	(1,828)	420,767
Other civil claims (iii)	169,516	(4,978)	164,538	188,546	(10,180)	178,366
Tax claims (iv)	71,141	(3,056)	68,085	76,448	-	76,448
Labor claims (v)	173,227	(1,529)	171,698	156,536	-	156,536
Environmental claims
(vi)	149,061	(636)	148,425	121,179	-	121,179

Total	1,506,201	(317,044)	1,189,157	1,692,565	(120,736)	1,571,829

Current	565,083		- 565,083	764,070	-	764,070
Noncurrent	941,118	(317,044)	624,074	928,495	(120,736)	807,759

(ii)	Changes

	CONSOLIDATED
			Interest and	Amounts used Amounts not
	December	Additional	inflation	from	used	December
	31, 2011	provisions	adjustment	provision	(reversal)	31, 2012
Customer claims (i)	727,261	93,972	80,858	(68,000)	(181,428)	652,663
Supplier claims (ii)	422,595	17,575	36,393	(174,482)	(11,488)	290,593
Other civil claims (iii)	188,546	22,788	24,501	(7,495)	(58,824)	169,516
Tax claims (iv)	76,448	10,279	7,365	(10,057)	(12,894)	71,141
Labor claims (v)	156,536	142,976	34,056	(126,787)	(33,554)	173,227
Environmental claims (vi)	121,179	37,496	9,383	(8,801)	(10,196)	149,061
Subtotal	1,692,565	325,086	192,556	(395,622)	(308,384)	1,506,201
Escrow deposits	(120,736)	(200,982)	(13,840)	12,736	5,778	(317,044)
Total	1,571,829	124,104	178,716	(382,886)	(302,606)	1,189,157

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

The Parent Company’s balance amounts to R$1,189,154 (R$1,571,829 in December 2011). The R$3 difference was proportionally recorded in the consolidated financial information. The total amount of the lawsuits recorded in the subsidiaries is R$10, R$5 of which from Águas de Andradina and R$5 from Águas de Castilho.

(b) Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed by Management whose chances of loss are possible and are not recorded. Liability contingencies, classified as possible loss, are represented as follows:

	CONSOLIDATED
	December 31, 2012	December 31, 2011

Customer claims (i)	862,100	844,100
Supplier claims (ii)	775,200	699,300
Other civil claims (iii)	362,200	359,600
Tax claims (iv)	490,900	420,400
Labor claims (v)	190,000	145,100
Environmental claims (vi)	116,300	153,300

Total	2,796,700	2,621,800

The balance of parent company amounts to R$2,796,500 (December/2011 – R$2,621,800) and the R$200 difference shown proportionally in the consolidated. The total amount of lawsuits with possible chances of losses is approximately R$670, referring to Sesamm subsidiaries in the amount of R$624, Águas de Andradina in the amount of R$38 and Águas de Castilho in the amount of R$8.

(c) Explanation on the nature of main classes of lawsuits

(i) Customer claims

Approximately 1,560 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 440 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The R$97,278 decrease in the lawsuits classified as probable loss (net of escrow deposits) relates to the payments made in the year and revisions of expectations caused by favorable decisions to the Company in 2012.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

(ii) Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable. The R$305,611 decrease in lawsuits whose likelihood of loss is considered probable (net of escrow deposits) is related to the payments made in the period, and the R$75,900 increase in lawsuits whose likelihood of loss is considered possible is related to interest, fees and update of lawsuits in progress.

(iii) Other civil claims

The Company is a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filled at different court levels, dully accrued when classified as probable losses. The R$13,828 decrease, for lawsuits with probable chances of loss, was due to favorable decisions to the Company and payments made in 2012.

(iv) Tax claims

The provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's Management, accrued when classified as probable loss. The R$70,500 increase in lawsuits with chances of possible losses is mainly related to the restatement deriving from lawsuits filed by the municipality of São Paulo, related to ISS (services tax) collection, as outlined in item “b” below.

(a) In 2006, the Federal Revenue Service, by means of a tax execution, assessed the Company's compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and recognized taxes payable adjusted through December 31, 2012 in the amount of R$389,505 (R$379,277 in December 2011). The Company filed a timely objection and will appeal against the tax assessment at administrative level and in courts. Managements considers that the likelihood of loss of this administrative proceeding is approximately 90% considered remote and 10% possible.

(b) The municipality of São Paulo through law revoked the services tax exemption which until them the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$264,627 (December/2011 –R$224,349), which currently are subject-matter of Tax Foreclosures, classified by the Management as possible losses. SABESP filed a writ of mandamus against this revocation, which was rejected, and currently is under phase of appealability of Special and Extraordinary Appeals filed. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality. Since there is no final decision

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

on the merit, the Company’s Management assessed the risk as possible losses.

(c) The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved was adjusted through December 31, 2012 and is estimated at R$47,498 (R$44,668 in December 2011). Management assessed it has a possible loss.

(d) The Company requested an authorization to offset the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of the period of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to monetary restatement over the financial statements (Law 8.200/91), which was anticipated in 1996 due to an injunction, after excluded by giving up the process and adopted the Provisional Measure 38/02. The Administrative Counsel of Fiscal Resources rejected the credit from 1997. The estimated amount is R$42,403 on December 31, 2012 (R$40,976 in December 2011). The Company´s Management assessed this claim as a possible loss.

(e) On June 23, 2010, the Company and the municipality of São Paulo signed an agreement to provide water supply and sewage services. The negotiation of this agreement led to the extinction of some judicial lawsuits, but others were not part of the referred agreement, and lawsuit proceeds as usual. The remaining judicial lawsuits considered as possible and probable loss are mainly related to taxes and fines. As of December 31, 2012 the amounts of such judicial lawsuits were R$23,882 and R$39,063 (R$27,690 and R$30,118 in December 2011, respectively).

(f) In 2005, the Federal Revenue Service partially rejected the Company´s request of offsetting tax credits related to the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) in the amount of approximately R$56,118, and R$8,659, respectively, which relate to the period from January to April 2003, for which the Company offset prior year IRPJ and CSLL negative balances. The amounts not ratified by the authority of IRPJ and CSLL are R$11,164 and R$698, totaling R$11,862 million. As the Company obtained a partial favorable decision on this matter, the Company´s legal advisors believe likelihood of loss amounts to R$6,782 (R$6,541 in December 2011) and R$1,157 (R$1,116 in December 2011) are possible and probable, respectively.

(g) SABESP filed two writs of mandamus pleading the declaration of unconstitutional municipal law that levies the collection of taxes deriving from the use of public areas in the water and sewage network installation for the rendering of basic sanitation public utilities. The first writ of mandamus was partially granted relief, but will not have any effect because municipal laws were revoked and the second writ of mandamus awaits judgment on the municipality’s appeal, as this writ of mandamus was granted relief suspending the collection for the use of urban soil and tendering of collateral. The Management assessed the risk as possible loss, but it was not possible to estimate the amount involved, as it would be necessary to know the extension of water and sewage networks and other equipment installed in the municipality’s urban soil (public areas), as well as define the amount of related property based on the metreage applied.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

(v) Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable or possible loss. The Company recognized a provision for claims which likelihood of loss is considered probable. The R$15,162 addition in lawsuits with probable chances of losses is mainly due to the additional provision for issues related to overtime and shift schedule, offset by payments mainly referring to shift schedule. The R$44,900 addition in the lawsuits with possible chances of losses is due to the increased number of lawsuits filed in 2012.

(vi) Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company to date, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings.

As of December 31, 2012, the total accrued amount represents the R$148,425 (R$121,179 in December 2011).

Among the main lawsuits the Company is involved, there are four public civil actions the subject-matters of which are: a) sentence SABESP to restrain itself from discharging or releasing sewage without due treatment; b) invest in the water and sewage treatment system of the municipality, under the penalty of paying a fine; c) payment of indemnity due to environmental damages, amongst others. On December 31, 2012, the Management classified part of lawsuits as probable chances of losses, in the amount of R$127,514 (December/2011 – R$93,782) and another part as possible losses in the amount of R$85,081.

(vii) Settlements reached in 2012

During 2012, the Company settled several legal and administrative proceedings, and most of them totaled R$67,417. Out of this amount, R$58,742 refers to investments and R$8,675 refer to environmental compensations, the later, recorded as “other liabilities”, under the Statement of Financial Position. The accumulated balance on December 31, 2012, referring to these environmental liabilities amounted to R$28,976.

(viii) Other concession-related legal proceedings

The Company is a party to concessions-related proceedings, cases in which it can lose the right of operating water supply and sewage collection services in few municipalities, including the following: a) the municipality of Cajobi filed action against SABESP claiming possession, which

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

was granted relief and maintained the municipality in the possession of water and sewage assets and services, assessed as probable losses; b) the municipality of Tarumã filed a writ of prevention against SABESP, and the operation is maintained but the final decision is pending, with expected possible losses; c) The Company filed an ordinary action against the municipality of Santos, the operation is maintained and there is a final decision at the appellate court favorable to SABESP, with expected remote losses; d) The Company filed an ordinary action against the municipality of Presidente Prudente, the operation is maintained and there is an appellate court decision favorable to SABESP, with expected remote losses; e) The Company filed an action to recover possession against the municipality of Álvares Florence, and trial court’s decision was unfavorable to SABESP; the operation is not maintained with expected possible losses; f) The Company filed an action to recover possession against the municipality of Macatuba aiming with injunction return to the possession of facilities under concession, the injunction was rejected and the operation is not maintained in the municipality up to this present date, with expected possible losses; g) The Company filed an action to recover possession against the municipality of Iperó, which was deemed groundless at trial court and appellate court’s decision is pending.

17 Employee Benefits

(a) Health benefit plan

The health benefit plan is managed by Fundação SABESP de Seguridade Social - SABESPREV and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

. Company - 7.8% (December 31, 2011 - 7.5%) on average, of gross payroll;

. Participating employees - 3.21% of base salary and premiums, equivalent to 2.1% of payroll, on average.

(b) Pension plan benefits

	December 31,	December 31,
	2012	2011
Funded plan – G1 (i)
Present value of defined benefit obligations	2,262,440	1,638,220
Fair value of the plan assets	(1,657,608)	(1,203,493)
Unrecognized actuarial gains (losses)	(27,663)	103,892

Net liabilities recognized for defined benefit obligations	577,169	538,619

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

	December 31,	December 31,
	2012	2011
Unfunded plan – G0 (iii)
Present value of defined benefit obligations	1,987,718	1,581,600
Unrecognized actuarial gains (losses) (*)	(440,557)	(69,522)

Net liabilities recognized for defined benefit obligations	1,547,161	1,512,078

Liability as per balance sheet – pension obligations	2,124,330	2,050,697

(*) The increase in 2012 was mainly due to a reduction in the discount rate, from 5.75% in 2011 to 4.0% in 2012. Since the Company applied the “corridor” approach, actuarial losses exceeding the “corridor” limit are accounted for in the following years, as described in Note 3.19 (a).

(i) Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Fundação SABESP de Seguridade Social – SABESPREV, the defined benefit plan is sponsored by similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

  0.53% of the portion of the salary of participation up to 20 salaries; and
  4.5% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2012, SABESP had a net actuarial liability of R$577,169 (R$538,619 as of December 31, 2011) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the related assets; and unrecognized actuarial gains (losses).

	2012	2011
Defined benefit obligation, beginning of year	1,638,220	1,572,933
Service cost	27,764	26,869
Interest cost	176,762	158,069
Actuarial losses (gains)	488,956	(57,583)
Benefits paid	(69,262)	(62,068)

Defined benefit obligation, end of year	2,262,440	1,638,220

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

	2012	2011
Fair value of plan assets, beginning of year	1,203,493	1,113,189
Expected return on plan assets	147,548	111,307
Actuarial gain (loss)	357,400	18,805
Company's contributions	7,411	8,853
Employees' contributions	11,018	13,407
Benefits paid	(69,262)	(62,068)

Fair value of plan assets, end of year	1,657,608	1,203,493

	2012	2011
Current service cost	27,764	26,869
Interest cost	176,762	158,069
Expected return on plan assets	(147,548)	(111,307)
Subtotal	56,978	73,631
Participants contribution	(11,018)	(13,407)
Total recognized in the income statement	45,960	60,224

In 2012, the expenses related to defined pension plan amounting to R$32,522, R$5,412 and R$8,026, were recorded in cost of sales and services, selling expenses and administrative expenses, and R$46,133, R$7,402 and R$6,689 in 2011, respectively.

Estimated expenses		2013
Cost of current service		38,823
Interest cost		206,429
Expected income from plan assets		(151,139)
Participants contribution		(10,876)
Total additional expense to be recognized		83,237

Actuarial assumptions:
	2012	2011

Discount rate – real (NTN-B)	4.10% p.a.	5.75% p.a.
Inflation rate	5.00% p.a.	5.00% p.a.
Expected rate of return on assets	9.30% p.a.	12.53% p.a.
Future salary increase	7.10% p.a.	7.10% p.a.
Mortality table	AT-2000	AT-2000

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

The number of active participants as of December 31, 2012 was 9,283 (9,833 as of December 31, 2011), and of inactive participants was 6,328 (5,936 as of December 31, 2011).

Sensitivity analysis of the pension plan as of December 31, 2012 regarding the changes in the main weighted assumptions are:

Funded plan - G1
Impact on present
	Change in	value of the defined
	assumption	benefit obligations
Discount rate	Increase of 0.5%	Decrease of 6.87%
	Decrease of 0.5%	Increase of 7.70%
Wage increase rate	Increase of 0.5%	Increase of 2.83%
	Decrease of 0.5%	Decrease of 2.53%
Life expectation	Increase of 1 year	Increase of 1.73%

Plan assets

The plan investment policies and strategies are aim at getting consistent returns and reduce the risks associated to the utilization of financial assets available on the Capital Markets through diversification, considering factors, such as the liquidity needs and the long-term nature of the plan liability, types and availability of financial instruments in the local market, general economic conditions and forecasts as well as requirements under the law. The plan's asset allocation management strategies are determined with the support of reports and analysis prepared by SABESPREV and independent financial consultants:

	Allocation - %
	December 31,	December 31,
Segment	2012	2011
Fixed rate securities	67%	69%
Equity securities	16%	17%
Structured investment	14%	9%
Real estate	2%	3%
Loans	1%	2%
Total	100%	100%

Restrictions with respect to asset portfolio investments, in the case of federal government securities:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

i) papers securitized by the National Treasury will not be permitted; ii) exposure to fluctuations in exchange rates will not be permitted, in the portfolio and derivatives should only be used to hedge existing exposure.

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for external management, are as follows:

i)	day-trade operations will not be permitted;
ii)	sale of uncovered share is prohibited;
iii)	swap operations without guarantee are prohibited;
iv)	leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short, such operations cannot result in losses higher than invested amounts.

SABESPREV does not have in its investment portfolio fixed income securities issued by the Company as of December 31, 2012 and 2011. The real estate held in the portfolio is not used by the Company.

The plan assets had a return of 16.7% in 2012 and 13.7% in 2011.

The Company expects contributions to Plan G1 for the year ending December 31, 2013 in the amount of R$10,876.

The Company and Sabesprev are in process of negotiation to resolve the actuarial deficit, by continuing migrating participants from the Defined Benefit Plan to Sabesprev Mais Plan. Management expects to reduce the actuarial deficit due to the change of the referred plans.

(ii) Private pension plan benefits – Defined contribution

As of December 31, 2012, Sabesprev Mais plan, based on defined contribution, had 4,569 active and assisted participants.

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

Regarding the Sabesprev Mais plan, the commitment to all participants who migrated up to December 31, 2012, as per the actuarial report, amounted to R$12,441 (R$14,688 in December 2011) referred to active participants. The Company has made payments in the amount of R$7,496 in 2012 (R$10,241 in December 2011).

(iii) Plan G0

Pursuant to Law 4,819/58, employees who provided services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as receivables from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2012, the

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

Company recorded a defined benefit obligation for Plan G0 of R$1,547,161 (R$1,512,078 in December 2011).

	2012	2011
Defined benefit obligation, beginning of year	1,512,078	1,316,706
Interest cost	167,787	319,793
Benefits paid	(132,704)	(124,421)
Defined benefit obligation, end of year	1,547,161	1,512,078

The amounts recognized in the statement of income are as follows:
	2012	2011
Cost of current service	400	548
Interest cost	167,387	161,718
Amortization (gains)/losses	-	157,527
Total	167,787	319,793

In 2012 and 2011, the expense related to the defined benefit obligation under Plan G0 was recorded in administrative expenses.

Estimated expenses	2013

Cost of current service	296
Interest cost	176,470
Total additional expenses to be recognized	176,766

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

The principal actuarial assumptions used:

	2012	2011

Discount rate – real	4.00% p.a.	5.75% p.a.
Inflation rate	5.00% p.a.	5.00% p.a.
Future salary increase	7.10% p.a.	7.10% p.a.
Mortality table	AT-2000	AT-2000

The number of active participants of Plan - Go as of December 31, 2012 was 27 (36 as of December 31, 2011). The number of beneficiaries, retirees and dependents as of December 31, 2012 was 2,318 (2,259 on December 31, 2011).

The benefit payable from the Go pension plan expected for 2013 is R$142,267.

The sensitivity analysis of total liabilities of pension plan on December 31, 2012 to the changes in the main weighted assumptions is:

Plan - G0
Impact on present
	Change in	value of the defined
	assumption	benefit obligations
Discount rate	Increase of 0.5%	Decrease of 4.96%
	Decrease of 0.5%	Increase of 5.42%
Wages increase rate	Increase of 0.5%	Increase of 0.01%
	Decrease of 0.5%	Decrease of 0.01%
Life expectation	Increase of 1 year	Increase of 2.34%

(c) Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and Sabesp. The period covered represents the Company fiscal year, which starts in January and ends in December. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached. As of December 31, 2012 the profit distribution amounted to R$60,479 (R$56,576 in 2011).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

18 Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government (Note 11 (v)).

19 Equity

(a)Authorized capital

The Company is authorized to increase capital by up to R$10,000,000 (R$10,000,000 in December 2011), based on a Board of Directors' resolution, after submission to the Fiscal Council.

(b)Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 227,836,623 registered, book-entry common shares as of December 31, 2012 and 2011, without par value, held as follows:

	December 31,		December 31,
	2012		2011
	Number of		Number of
	shares	%	shares	%
São Paulo State Department of Finance	114,508,086	50.26%	114,508,086	50.26%
Companhia Brasileira de Liquidação e
Custódia	57,523,374	25.25%	52,990,545	23.26%
The Bank Of New York ADR Department
(equivalent in shares) (*)	55,602,286	24.40%	60,144,856	26.40%
Other	202,877	0.09%	193,136	0.08%

	227,836,623	100.0%	227,836,623	100.0%

(*)	Each ADR corresponds to 2 shares. As of January 24, 2013, each ADR corresponds to 1 share. See Note 28(v)

Subscribed and paid-in capital is represented by 227,836,623 registered, book-entry common shares, without par value as of January 1, 2012 and December 31, 2012; there was no change during the year.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

(c)Dividends

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian Corporate Law. The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

2012
Net income for the year	1,911,900
(-) Legal reserve - 5%	95,595

1,816,305

Minimum mandatory dividend – 25% (R$1.9930 per share)	454,076

On April 23, 2012, the Shareholders’ General Meeting approved the distribution of dividends as interest on shareholders’ equity amounting to R$578,705, for the 2011 fiscal year. Therefore, the amount of R$288,143 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2011 equity under “Additional proposed dividends” was transferred to current liabilities, and these amounts were paid in June 2012. The R$578,705 interest on shareholders’ equity, net of withholding income tax of R$40,882, totaled R$537,823.

The Company proposed dividends as interest on shareholders’equity in the amount of R$534,277 corresponding to R$2.345 per common share. This interest on shareholders’ equity, net of income tax of R$39,863, totaled R$494,414 to be approved on the Shareholders’ Meeting to be held on April 22, 2013.

The Company declared dividends payable as interest on shareholders’ equity in the amount of R$454,076, which considers the minimum dividend amount set forth in the Bylaws. The amount exceeding the minimum mandatory dividend due in the year of R$80,201, was reclassified in equity to the “Additional proposed dividends” account.

The balance payable as of December 31, 2012 was R$414,355, net of withholding income tax.

(d)Capital reserve

The capital reserve includes tax incentives and donations received by the company and may only be used for future capital increases.

(e)Legal reserve

Earnings reserve - legal reserve is a requirement for all Brazilian corporations and represents accrual of 5% of annual net income determined based on Brazilian law, up to 20% of capital. However, we are not required to make any allocations to our legal reserve in a year in which the

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

legal reserve, when added to our other established capital and earnings reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve may only be used to increase our capital stock or to offset losses. Therefore, they are not available for the payment of dividends.

(f)Investments reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

As of December 31, 2012 and 2011, the balance of investment reserve totaled R$4,690,619 and R$3,408,591, respectively.

Pursuant to Paragraph four of Article 29 of the by-laws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of net income for the year, after deducting the legal reserve and minimum mandatory dividends, be allocated to an investment reserve that will comply with the following criteria:

I- its balance, jointly with the balance of the other profit reserves, except for reserves for contingencies and realizable profits, may not exceed the capital stock;
II- the reserve is intended to guarantee the investment plan and its balance may be used:

a)	to absorb losses, whenever necessary;
b)	to distribute dividends, at any moment;
c)	in share redemption, reimbursement or purchase transactions authorized by law;
d)	to increase capital stock.

(g) Allocation of profit for the year

		2012

(+)	Net income for the year	1,911,900
(-)	Legal reserve – 5%	95,595
(-)	Minimum mandatory dividends	454,076
(-)	Additional proposed dividends	80,201
Investment reserve recorded in 2012		1,282,028

(h) Retained earnings (accumulated losses)

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve at year end.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

20 Earnings per Share Basic and diluted

Basic earnings per share is calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	2012	2011
Income attributable to the Company’s shareholders	1,911,900	1,223,419
Weighted average number of common shares issued	227,836,623	227,836,623
Basic and diluted earnings per share (reais per share)	8.39	5.37

21 Segment information

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, as water supply and sewage services.

(i) Income statement

	CONSOLIDATED
			2012
			Reconciliation
			to the	Balance as
			financial	per financial
	Water	Sewage	statements	statements

Gross revenue from sales and services - from external
customers	4,947,860	3,986,838	2,474,612	11,409,310

Gross sales deductions	(362,259)	(292,616)	-	(654,875)

Net revenue from sales and services - from external
customers	4,585,601	3,694,222	2,474,612	10,754,435

Costs, selling and administrative expenses	(3,414,352)	(2,051,250)	(2,423,797)	(7,889,400)

Income from operations before other operating
expenses, net	1,171,249	1,642,972	50,815	2,865,035

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

		CONSOLIDATED
				2012
			Reconciliation
			to the	Balance
			financial	per financial
	Water	Sewage	statements	statements
Other operating expenses, net				(19,775)
Financial result, net				(301,356)
Income from operations before taxes				2,543,904
Depreciation and amortization	404,803	335,344	-	740,147
				2011
			Reconciliation
			to the	Balance
			financial	per financial
	Water	Sewage	statements	statements
Gross revenue from sales and services - from
external customers	4,610,204	3,699,916	2,234,778	10,544,898
Gross sales deductions	(334,616)	(268,645)	-	(603,261)
Net revenue from sales and services - from external
customers	4,275,588	3,431,271	2,234,778	9,941,637
Costs, selling and administrative expenses	(3,309,145)	(2,001,647)	(2,186,320)	(7,497,112)
Income from operations before other operating
expenses, net	966,443	1,429,624	48,458	2,444,525
Other operating expenses, net				(90,138)
Financial result, net				(633,641)
Income from operations before taxes				1,720,746
Depreciation and amortization	415,065	353,704	-	768,769

Explanation on the reconciliation items for the Financial Statements: the impacts on gross revenues from sales and services and in costs are as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

	CONSOLIDATED
	2012	2011

Gross revenue from construction recognized under ICPC 1 (a)	2,474,612	2,234,778
Construction costs recognized under ICPC 1 (a)	2,423,797	2,186,320

Construction margin	50,815	48,458

(a) Revenue from concession construction contracts is recognized in accordance with CPC 17, Construction Contracts (IAS 11), using the percentage-of-completion method. See Notes 3.3 (b) and 3.8 (a).

(ii) Intangible assets

Reportable segment’s intangible assets are reconciled to total assets as follows:

	CONSOLIDATED
	December	December
	31, 2012	31, 2011
Intangible asset:
Water supply	9,138,295	8,237,071
Sewage services	11,211,925	10,584,402

Segment assets for reportable segments	20,350,220	18,821,473

Other intangible assets	1,641,702	1,320,504

Total intangible assets	21,991,922	20,141,677

There are no liabilities allocated to the reportable segments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

22 Revenue per Region

(a) Gross revenue from sales of products and services:

	PARENT		CONSOLIDATED
	2012	2011	2012	2011

Metropolitan region of São Paulo	6,625,041	6,144,669	6,625,041	6,144,669
Regional Systems (i)	2,301,696	2,160,374	2,309,657	2,165,451
Total (ii)	8,926,737	8,305,043	8,934,698	8,310,120

(i)	Including the municipalities operated in inland and at the coast of the State of São Paulo.
(ii)	Gross operating revenue from sales of products and services increased by 7.5% as of December 31, 2012 over 2011. The volume billed was up 2.7% as of December 31, 2012 and the tariff adjustment has been 5.15% since September 2012 and 6.83% since September 2011.
(b) Reconciliation between gross revenue and net revenue:

	PARENT		CONSOLIDATED
	2012	2011	2012	2011

Gross revenue from sales and/or services	8,926,737	8,305,043	8,934,698	8,310,120
Construction revenue (Note 11 c)	2,464,482	2,224,633	2,474,612	2,234,778
Sales tax	(653,588)	(602,231)	(654,875)	(603,261)
Net revenues	10,737,631	9,927,445	10,754,435	9,941,637

23 Operating Costs and Expenses

	PARENT		CONSOLIDATED
	2012	2011	2012	2011
Cost of sales and services
Salaries and payroll charges	1,224,335	1,131,774	1,225,452	1,132,403
Pension obligations (i)	36,480	49,374	36,480	49,374
Construction costs (Note 11 c)	2,414,409	2,177,045	2,423,797	2,186,320
General supplies	169,097	147,268	169,389	147,464
Treatment supplies	177,453	154,748	177,965	154,867
Outsourced services	724,478	668,138	725,471	668,994

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

	PARENT		CONSOLIDATED
	2012	2011	2012	2011
Electricity	588,183	582,410	589,512	583,418
General expenses	400,446	368,932	400,719	369,054
Depreciation and amortization	715,070	739,043	716,613	739,083

	6,449,951	6,018,732	6,465,398	6,030,977

Selling expenses
Salaries and payroll charges	198,762	194,747	198,959	194,832
Pension obligations (i)	6,054	7,942	6,054	7,942
General supplies	8,313	7,703	8,327	7,703
Outsourced services	205,393	201,941	205,568	201,955
Electricity	629	622	629	622
General expenses	77,848	78,654	78,021	78,660
Depreciation and amortization	8,017	7,435	8,021	7,435
Allowance for doubtful accounts, net of recoveries
(Note 8(c))	192,236	120,260	192,295	120,393

	697,252	619,304	697,874	619,542

Administrative expenses
Salaries and payroll charges	168,514	157,704	171,927	160,262
Pension plan (i)	104,717	262,597	104,717	262,597
General supplies	4,374	4,142	5,244	4,267
Outsourced services	145,673	123,500	148,405	125,502
Electricity	1,175	1,047	1,492	1,052
General expenses	209,191	208,365	209,765	208,978
Depreciation and amortization	15,438	22,226	15,513	22,251
Tax expenses	68,295	61,496	69,065	61,684

	717,377	841,077	726,128	846,593

Cost, sales and administrative expenses
Salaries and payroll charges	1,591,611	1,484,225	1,596,338	1,487,497
Pension obligations (i)	147,251	319,913	147,251	319,913
Construction costs (Note 11 c)	2,414,409	2,177,045	2,423,797	2,186,320
General supplies	181,784	159,113	182,960	159,434
Treatment supplies	177,453	154,748	177,965	154,867
Outsourced services	1,075,544	993,579	1,079,444	996,451
Electricity	589,987	584,079	591,633	585,092
General expenses	687,485	655,951	688,505	656,692

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

	PARENT		CONSOLIDATED
	2012	2011	2012	2011
Depreciation and amortization	738,525	768,704	740,147	768,769
Tax expenses	68,295	61,496	69,065	61,684
Allowance for doubtful accounts, net of recoveries
(Note 8(c))	192,236	120,260	192,295	120,393
	7,864,580	7,479,113	7,889,400	7,497,112

(i) The decrease in pension obligations is due to an increase in actuarial liabilities referring to additional retirement and pension benefits granted by State Law 4819/58 (Plan G0), in the amount of R$157,527, which impacted the first quarter of 2011.

24 Financial income and expenses

	PARENT		CONSOLIDATED
	2012	2011	2012	2011
Financial expenses
Interest and charges on loans and financing – local
currency	(304,736)	(354,813)	(306,794)	(355,526)
Interest and charges on loans and financing – foreign
currency	(87,800)	(79,816)	(87,800)	(79,816)
Other financial expenses	(33,860)	(21,578)	(36,394)	(21,743)
Income tax on international remittances	(11,660)	(9,795)	(11,660)	(9,795)
Inflation adjustment on loans and financing (i)	(34,599)	(48,879)	(34,599)	(48,878)
Inflation adjustment on Sabesprev Mais deficit(ii)	(1,525)	(1,794)	(1,525)	(1,794)
Other inflation adjustments (iii)	(6,657)	(41,449)	(6,657)	(41,449)
Interest and inflation adjustments on provisions	(97,393)	(143,765)	(97,393)	(143,765)
Total financial expenses	(578,230)	(701,889)	(582,822)	(702,766)

Financial income
Inflation adjustment gains (iv)	66,497	89,351	66,514	89,361
Income on short-term investments	162,928	271,847	163,421	271,973
Interest and other income	103,704	104,555	102,106	104,592
Total financial income	333,129	465,753	332,041	465,926

Financial, net before exchange rate changes	(245,101)	(236,136)	(250,781)	(236,840)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

	PARENT		CONSOLIDATED
	2012	2011	2012	2011

Exchange gains (losses), net
Exchange rate changes on loans and financing	(50,523)	(382,305)	(50,523)	(382,304)
Other exchange rate changes	(43)	(96)	(56)	(97)
Exchange gains	(5)	(14,481)	4	(14,400)
Exchange rate changes, net	(50,571)	(396,882)	(50,575)	(396,801)

Financial, net	(295,672)	(633,018)	(301,356)	(633,641)

(i)	This inflation adjustment derives from changes in the indexes defined in loan agreements, such as, UPR, IPCA, CDI and TJLP, corresponding to 0.3%, 5.8%, 6.9% and 5.5%, respectively, in 2012 (1.2%, 6.5%, 10.9% and 6.0%, respectively, in 2011).
The exposures to these rates are shown in Note 4.3.1.
(ii)	This inflation adjustment derives from the change in the National Consumer Price Index (INPC) rate of 6.2% in 2012 (6.1% in 2011), which is used to adjust the balance of SABESP’s commitment in relation to the deficit of the Sabesprev Mais pension plan.
(iii)	Other expenses related to inflation adjustment mainly arises from the adjustment of liabilities referring to investment commitments required by the public-private partnerships and mainly from program contracts indexed by the IPC and IPCA of 5.7% and 5.8% in 2012 and 4.9% and 6.5% in 2011, respectively.
(iv)	These inflation adjustment mainly arises from the changes in the adjustment indexes of overdue trade receivables which can be IPCA (5.8% in 2012 and 6.5% in 2011) or IPC-Fipe (Consumer Price Index, 5.8% in 2012 and 6.5% in 2011), depending on the contract date, and escrow deposits, which are adjusted by the index defined by the Judiciary Branch, which varied between 6.0% in 2012 and 6.2% in 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

25 Other operating income (expenses), net

	PARENT		CONSOLIDATED
	2012	2011	2012	2011

Other operating income	68,364	72,386	71,764	72,501
Other operating expenses (i)	(91,539)	(162,639)	(91,539)	(162,639)

Other operating income (expenses), net	(23,175)	(90,253)	(19,775)	(90,138)

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA and Aqualog projects and services.

Other operating expenses consist mainly of write-off of property, plant and equipment due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment.

(i) mainly refers to the allowance for losses of the municipality of Diadema in 2012, totaling R$60.295, and the municipality of Mauá in 2011, totaling R$85,918.

26 Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below are the main committed amounts as of December 31, 2012:

				More than
	1 year	1-3 year	3-5 year	5 years	Total
Contractual obligations -
Expenses	1,145,001	912,264	37,078	996	2,095,339
Contractual obligations –
Investments	1,258,344	746,046	25,811	-	2,030,201
Total	2,403,345	1,658,310	62,889	996	4,125,540

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

27 Additional cash flow information

Non-cash transactions:

	PARENT
	December 31,	December 31,
	2012	2011

Interest capitalized	283,016	261,900
Contractors	67,631	33,937
Program contract commitments	75,434	43,325
Leases	166,166	49,609
Construction margin	50,072	47,589

	CONSOLIDATED
	December 31,	December 31,
	2012	2011

Interest capitalized	296,671	261,900
Contractors	67,631	33,937
Program contract commitments	75,434	43,325
Leases	166,166	49,609
Construction margin	50,815	47,589

28 Events after the reporting period (i) Debentures 17th issue of Debentures

On February 25, 26 and 27, 2013, the Company registered, respectively, the 1st, 2nd and 3rd series of the 17th issue of nonconvertible unsecured debentures, in three series for public offering, according to Brazilian Securities and Exchange Commission (CVM) Instruction 400, with the following characteristics: Issue date: January 15, 2013 Series: Three Total amount: R$1,000,000,000.00 (one billion reais) Quantity: 100,000 (one hundred thousand) Unit amount: R$10,000.00 (ten thousand reais)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

Series 1

Amount: R$424,680,000.00 (four hundred twenty four million, six hundred eighty thousand reais) Quantity: 42,468 (forty-two thousand, four hundred and sixty-eight) Payment: semi-annually Amortization: 3 annual installments – January 15, 2016 (33%), 2017 (33%) and 2018 (balance) Early redemption: none Interest: DI plus 0.75% p.a.

Series 2

Amount: R$395,230,000.00 (three hundred ninety-five million two hundred and thirty thousand reais) Quantity: 39,523 (thirty-nine thousand, five hundred and twenty-three) Payment: annually Amortization: 2 annual installments – January 15, 2019 and 2020 Early redemption: none Interest: IPCA plus 4.50% p.a.

Series 3

Amount: R$180,090,000.00 (one hundred eighty million, ninety thousand reais) Quantity: 18,009 (eighteen thousand and nine) Payment: annual

Amortization: 3 annual installments – January 15, 2021 (33%), 2022 (33%) and 2023 (balance) Early redemption: none Interest: IPCA plus 4.75% p.a.

The proceeds from the issue of debentures will be exclusively used as follows: (i) five hundred million reais (R$500,000,000.00) to repay financial commitments falling due in 2013; and (ii) five hundred million reais (R$500,000,000.00) for the early redemption of debentures or other Company’s debt.

There is no estimate of optional early redemption.

11th issue of Debentures

On March 1, 2013, the Company fully redeemed the balance of series 1 of the 11th issue of debentures, in the amount of R$1,060,428.

(ii) BNDES - Tietê Project Phase II

Loan Agreement 01.2.619.3.1 and Onlending Agreement no 10/669.748-6 signed on August 4, 2002, which had the financial settlement of all obligations deriving from loan and onlending agreements in force, considering that the last installment of interest and amortization was paid on February 15, 2013.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

(iii) BNDES - Tietê Project Phase III.

In February 2013, Companhia de Saneamento Básico do Estado de São Paulo – SABESP obtained a loan with the Brazilian Development Bank (BNDES), referring to the project to execute the Third Stage of the Tietê River Depollution Program, financed by the Inter-American Development Bank (IDB). The amount contracted is R$1,350 million and aims at implementing collectors, interceptors, collection networks and residential sewer connections, and expand the sewage treatment capacity in the metropolitan region of São Paulo. The agreement is effective for 180 months, with a 36-month grace period and finance charges of TJLP + 1.66% p.a.

(iv) PPP – São Lourenço Production System

On February 7, 2013, the Company started the bidding process of Sabesp International Bidding CSS 16.402/2012 – Public-Private Partnership, by means of Administrative Concession, for the rendering of operation and maintenance services of São Lourenço Production System.

(v) Change in the number of shares – ADRs

The Company’s Board of Directors, in a meeting held on January 10, 2013, approved (i) the change in the number of shares backing the Company’s American Depositary Receipts (“ADRs”), traded on the U.S. market at the New York Stock Exchange (“NYSE”) from current ratio of one (1) ADR to two (2) common shares to the new ratio of one (1) ADR to one (1) common share issued by the Company, mainly to promote the liquidity of these instruments; and (ii) the proposal for the stock split of common shares issued by SABESP, in ratio to be still defined by the Management, which will be appropriately submitted to the analysis of SABESP’s shareholders at the Extraordinary Shareholders’ Meeting and once approved, shall result in the amendment to Article 3 of SABESP’s Bylaws, as the number of shares representing the Company’s capital stock will be changed according to the ratio to be defined.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

Statement of Officers on the Financial Statements

STATEMENT

The officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Instruction 480 of December 7, 2009 that:

They revised, discussed and agreed with the financial statements for the year ended December 31, 2012.

São Paulo, March 21, 2013.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Dilma Seli Pena Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Manuelito Pereira Magalhães Junior Corporate Management Officer

/s/ Manuelito Pereira Magalhães Junior

Representing the Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto Metropolitan Officer

/s/ Luiz Paulo de Almeida Neto Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

Statement of Officers on the Report of Independent Registered Public Accounting Firm

STATEMENT

The officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Instruction 480 of December 7, 2009:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the financial statements for the year ended December 31, 2012.

São Paulo, March 21, 2013.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Dilma Seli Pena Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Manuelito Pereira Magalhães Junior Corporate Management Officer

/s/ Manuelito Pereira Magalhães Junior

Representing the Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto Metropolitan Officer

/s/ Luiz Paulo de Almeida Neto Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

FISCAL COUCIL REPORT

The members of the Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, undersigned hereinbelow, within its duties and legal responsibilities, examined the Consolidated Financial Statements, the Annual Management Report and the Management Proposal For the Allocation of Income for the year ended December 31, 2012 and based on analysis conducted, additional clarifications rendered by Management and the Audit Committee, also considering the Report of Independent Registered Public Accounting Firm of Deloitte Touche Tohmatsu, dated March 21, 2013, concluded that these are fairly presented, reason that they recommend to be sent for approval at the Shareholders' Meeting.

São Paulo, March 21, 2013.

HUMBERTO MACEDO PUCCINELLI

JOSÉ ANTONIO XAVIER

HORÁCIO JOSÉ FERRAGINO

ALEXANDRE LUIZ OLIVEIRA DE TOLEDO

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

AUDIT COMMITTEE REPORT

To the

Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

The Audit Committee, duly considering its responsibilities and the natural limitations arising from the scope of its performance, based on its works, including information received by the Company’s Management, Accounting Area, Internal Audit and Independent Registered Public Accounting Firm (Deloitte Touche Tohmatsu) considers that all issues it took cognizance were properly reported in the Financial Statements for the year ended December 31, 2012, accompanied by the Independent Auditor’s Report with unqualified opinion. As a result, the Audit Committee advises the Board of Directors to approve referred audited, parent company and consolidated financial statements for the year ended December 31, 2012.

São Paulo, March 21, 2013.

Jerônimo Antunes

Coordinator

Heraldo Gilberto de Oliveira

Reinaldo Guerreiro

Companhia de Saneamento Básico do Estado de São Paulo -SABESP

Notes to the Financial Statements

Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise indicated )

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

CAPITAL BUDGET

Department of Planning and Regional Development of the State of São Paulo-SPDR
Cia. Saneamento Básico do Estado de São Paulo - SABESP
Chart III - Loan Structure - 2013
2013 Company Proposal (Budget Approved by Executive Board and Board of Directors)

R$ thousand

Sources	LOAN OPERATION			OWN FUNDS	STATE TREASURY	TOTAL
	FINANCING
Investments	EXTERNAL	INTERNAL	EXT.+INT.
INVESTMENTS	429,002	602,093	1,031,095	1,558,402	1	2,589,498
Water Supply	66,176	335,642	401,818	613,068	1	1,014,887
Sewage Collection	294,616	182,748	477,364	652,739	0	1,130,103
Collected Sewage Treatment	68,210	83,703	151,913	292,595	0	444,508

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 25, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.